4/11

07022562

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Neptune Orient Lines Ltd

*CURRENT ADDRESS

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APR 1 6 2007

THOMSON FINANCIAL

**FORMER NAME

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FILE NO. 82- 02605

FISCAL YEAR 12-29-06

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DAT : 4/11/07

AKIS
12-29-06

Connecting


Continents

NEPTUNE ORIENT LINES LIMITED

ANNUAL REPORT 2006

2006

Revenue
US$7.3b

Net Profit
US$364m

Core EBIT
US$401m

Earnings Per Share
25 US cents

Return on Equity
18%

A solid performance, under challenging conditions.

Contents



Dawn of a Growth Era

Sunrise over the Saigon River at our Vietnam International Container Terminal. NOL's pioneering investment in this terminal facility in Ho Chi Minh City reflects our first-mover strategy. We are now capitalising on Vietnam's dynamic economy, and preparing our company for a new growth phase.


03
VICT NO.2

Strategic

Guidance



SIMON ISRAEL
Director

TAN PHENG HOCK
Director

PETER WAGNER
Director

ROBERT HOLLAND
Director

CONNAL RANKIN
Director

FRIEDBERT MALT
Vice Chairman

CHENG WAI KEUNG
Chairman

NOL's diverse Board of Directors brings enormous experience and breadth of international expertise to our business, providing valuable insight and strategic guidance.



ANG KONG HUA
Vice Chairman

THOMAS HELD
Executive Director
Group President and CEO

YASUMASA MIZUSHIMA
Director

CHRISTOPHER LAU
Director

TIMOTHY HARRIS
Director

BOBBY CHIN
Director

(See Biographies, page 39.)

CEO's Message



DR THOMAS HELD Group President and Chief Executive Officer

In 2006, we dealt with tougher business conditions to achieve a sound financial result. Challenges, such as substantial fuel price increases and tight pricing, were managed in a disciplined manner.

REVENUE BY BUSINESS (US$ MIL)



8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
7,264
1%
17%
82%
2003
2004
2005
2006
Others
Logistics
Liner

Heading into 2006, the NOL Group had been monitoring the build-up of new tonnage and cost pressures. Accordingly, NOL had decided to take a measured approach to the year: to keep a tight rein on costs, pursue only modest growth in container shipping capacity and maintain the strength of the balance sheet. This approach served the company and our shareholders well. We also maintained our focus on delivering excellent customer service.

SOLID PERFORMANCE

We held our revenues for the year steady at US$7.3 billion, despite a 7% decline in average revenues per forty foot equivalent unit (FEU) in the liner business. This reflected the fact we increased our liner volumes by 8% to 2.1 million FEU. Overall, liner revenues were in line with the previous year at US$6 billion, while logistics revenues increased by 2% to US$1.3 billion.

At the Group level, Core EBIT (Earnings before Interest, Tax and Non-Recurring Items) for 2006 was US$401 million, down 55% on 2005, reflecting the impact of the lower liner freight rates as well as significantly higher fuel-related costs. Core EBIT for our liner business, which trades under the APL brand, was down 59% to US$344 million. Our other major business, APL Logistics, recorded Core EBIT of US$54 million, 5% lower than the previous year.

NOL Group's Net Profit Before Non-Recurring Items of US$344 million was down 57% on the preceding year.

A positive adjustment of US$144 million was made to the accounts as a consequence of the Group's election to enter its US-flagged vessels into the US tonnage tax regime, resulting in a write-back of deferred tax liabilities. Partially offsetting this, a negative adjustment of US$125 million was taken for the write-down of goodwill and deferred tax assets associated with the acquisition of warehousing and logistics businesses in 2001. Altogether, NOL benefited from a net US$20 million uplift from non-recurring items, resulting in an overall Net Profit of US$364 million for the year.

It is a credit to the NOL management team that, through a difficult year, we have again been among the very best performers in our industry sector. On the liner side, we executed well our proven formula of keeping our network tight, achieving high asset utilisation and maximising yields. On the logistics side, we realigned our business, with growth achieved in our



Our broad logistics capabilities enable us to focus on fulfilling the international supply chain needs of customers across a range of industry sectors.

Asia origin activities. The achievements of our liner and logistics businesses are summarised from page 11.

When measured against the objectives set at the commencement of the year, and when market place and cost factors are taken into account, our financial outcomes for 2006 represent a solid performance.

DEALING WITH CHALLENGES

Each year brings new challenges, and our people continually display their resilience and ingenuity in rising to meet them.

Early 2006 saw considerable downward pressure exerted on pricing in the liner shipping sector. In early 2006, rates fell significantly in Asia-Europe trades and this impacted negatively on sentiment elsewhere. In the face of these forces, we maintained our focus on optimising yields.

Negative sentiment was compounded by perceptions of an imminent global oversupply of vessels. As the year progressed, it became apparent that supply and demand were in better balance than had initially been perceived.

By the end of 2006, the continuing strength of demand, based on double-digit rates of growth in containerised world trade, was clear. The trends of increasing globalisation of companies' supply chains and ongoing outsourcing of production to lower-cost locations, especially to Asia, show no sign of softening.

Higher fuel prices, resulting in higher bunker costs and land transport fuel surcharges, added US$237 million to costs in 2006, and have added US$512 million over the past four years.

In response, we made progress with a range of actions to mitigate costs amounting to more than US$100 million. In 2007, our focus on cost management will become even sharper as we strive towards the goal of industry cost leadership.

MANAGING RISKS

Our Group takes a disciplined approach to risk management, with a comprehensive framework in place for assessing risk and establishing appropriate mitigation measures. Our processes are reviewed quarterly by the Enterprise Risk Management Committee of the Board, established in 2005.

The NOL Group's revenue is denominated primarily in US Dollars,

CORE EBIT BY BUSINESS (US$ MIL)


1,000
800
600
400
200
0
2003
2004
2005
2006
401
3
54
344
Others
Logistics
Liner



Continuing vigorous trade flows through ports such as Singapore (left) are a clear sign of the ongoing strength in global demand for container shipping services.

NET DEBT/EQUITY RATIO (TIMES)


0.6 -
0.5 -
0.4 -
0.3 -
0.2 -
0.1 -
0 -
-0.1 -
-0.2 -
0.54
0.05
-0.17
-0.01
2003
2004
2005
2006

the measurement and reporting currency of the company. At the end of 2006, the Group had an estimated annual net exposure to other major currencies, in which local operating costs are incurred, of about US$1 billion. These exposures continue to be hedged in 2007.

The Group continues to recover part of its fuel exposures from customers through Bunker Adjustment Factor provisions. NOL Group continues to maintain a policy of hedging bunker exposures to match expected volume and contract durations. Details are set out in Note 34 to the financial statements in the company's Full Financial Report.

FLEXIBLE CAPITAL STRUCTURE

Over the past four years, our business has consistently demonstrated its capacity to generate strong cashflows. We did this again in 2006 – net cash of US$560 million was generated from operating activities. The cashflow was derived from a broad range of geographies and diverse revenue streams – from terminal and warehousing activities and rail, trucking, equipment and consolidation services as well as shipping operations.

At the end of 2002, NOL's net debt was US$2.5 billion. Three subsequent years of successful trading, coupled with a disciplined approach to debt reduction, enabled the Group to move to a net cash position by the end of 2005.

Even after paying out US$0.82 billion as part of its capital reduction and cash distribution exercise in February 2006, the Group was again in a net cash position as at 29 December 2006, with cash and cash equivalents of US$694 million.

NOL has in place committed credit facilities, with maturities ranging from 2008 to 2013, to ensure there is sufficient liquidity to meet operational and investment needs and the flexibility to respond quickly to market opportunities. Notes 10 and 24 to the financial statements in the company's Full Financial Report provide further details.

TOWARDS PROFITABLE GROWTH

In 2006 we strengthened our foundations ahead of the next phase of our growth. Our core liner shipping business strengthened the premium positioning it enjoys in key markets, built upon its customer relationships and planned its network expansion. Seven vessels are scheduled for delivery into the APL fleet during 2007, providing for about a 10% growth in capacity. We currently have commitments for 28 new



The top management group of the company is the Group Executive Team, comprising (left to right) Wu Choy Peng, Cedric Foo, Thomas Held, Ron Widdows and Brian Lutt.

vessels to be delivered over the 2007 to 2009 period.

We consolidated our strong intermodal capabilities, broadened our range of value added logistics offerings and added a number of innovative new services – including OceanGuaranteed℠ , our time-guaranteed service for less than container load shipments, and the pioneering IndiaLinx™ rail service.

NOL continues to build its market-leading footprint in Asia. As a Group, we have very deep knowledge of the markets in this geography, which will continue to be the fastest-growing region of the world for the foreseeable future.

We commenced a program to expand and re-invest in our strategic network of nine container terminals, which is already the twelfth largest in the world. Capital works were initiated to expand capacity at our facilities in California, US and Ho Chi Minh City, Vietnam.

Together, these attributes give us a tremendous platform for a way forward based on growth and innovation. Our renewed commitment to innovation will be reflected in new services and new ways of doing business, building on the unique and distinctive characteristics of our company. We are redoubling our focus on the delivery of service excellence to our customers, consistent with our reputation as a premium service provider.

The time is now right to accelerate the pace of our growth, further strengthen our position in container shipping markets and capitalise on the clear potential which exists for our Group to become an even more significant player in the global transportation and logistics industry.

During the year, we demonstrated that we can outperform the competition in difficult market conditions, as well as in an up-cycle. That we have managed difficult issues and continued to perform well shows the quality of our people. I thank them all.

Thomas Held

Thomas Held
Group President and CEO



The diverse skills of our more than 11,000 employees form part of the foundation on which we will build our future success.

Liner Update

APL delivered a solid financial and operational performance, consistent with our commitment to being a leader in our industry.

VOLUME BY TRADE


8%
34%
32%
6%
20%
Latin America
Transpacific
Asia-Europe
Transatlantic
Asia/Middle East

LINER FUEL COST INCREASES (US$ MIL)


250
200
150
100
50
0
62
19
194
237
2003
2004
2005
2006

Industry concerns of a slump in demand and a chronic oversupply of capacity failed to materialise in 2006. Bearish market expectations caused industry pricing behaviour that negatively impacted freight rates in most trades.

However, demand exceeded industry expectations across many trades. APL reported healthy growth in total container volumes of 8%.

KEY PERFORMANCE INDICATORS

In 2006, APL continued to focus on service to our customers, improving vessel on-time reliability and embarking on a "Service Excellence" initiative that will have a fundamental impact on our delivery capabilities going forward.

We also continued to evaluate performance against key measures such as revenue per FEU, liner network utilisation, cost per FEU, trade lane P&L, trade mix; cost mitigation; and fuel consumption and cost recovery.

Ship utilisation across our global network averaged 96% in the headhaul direction, which was in line with 2005.

Demand during the peak shipping season was very strong with utilisation levels reaching 99% on the Transpacific and Asia-Europe trades.

In addition to softening rates in some trades, fuel price increases impacted margins across the industry in 2006.

APL's fuel costs were US$237 million higher than in 2005. Between 2003 and 2006, higher bunker costs and land transportation fuel surcharges have added more than US$500 million to APL's cost structure.

There was a 2% year-on-year increase in total costs per FEU. Excluding higher fuel prices, APL's overall costs per FEU in 2006 were 3% lower. This reflects our ongoing focus on network configuration improvements, fuel efficiencies and better equipment management.

TRADE LANE INSIGHT

We continued to manage our business mix to ensure we carry cargo that provides the maximum yield.

At 3%, overall growth in the Transpacific was in line with 2005, and reflected the continued strength of demand for Asian imports in the US.

Strong demand conditions in Asia-Europe fuelled by the ongoing sourcing shift and the Euro's strength relative to Asian currencies, resulted in overall volume growth of 8%.

Demand for our services was particularly strong in the key longhaul trades with Transpacific eastbound volumes growing by 12% and Asia-Europe westbound by approximately 17%.



Robust demand meant that ship utilisation across our global network averaged 96% in the headhaul direction over the course of 2006.

Our Latin America trade showed growth of 18% year-on-year.

Intra-Asia also continued to grow well, with volumes 14% higher than in the prior year.

STEADY GROWTH OF CAPACITY

APL adopted a measured approach to capacity expansion, which increased by only 6% in 2006.

A total of seven vessels will be delivered in 2007, representing a rise in capacity of about 10%. Going forward, APL will make more vessel commitments in response to market conditions and customer needs.

LINER NETWORK ENHANCEMENTS

New vessels and service patterns were seamlessly introduced in 2006. China's importance was illustrated in new connections with Vietnam, Australia and both coasts of the US. There were important feeder service enhancements in Europe and connections between the US and South America.

As a member of the New World Alliance, we expanded our service cooperation with the Grand Alliance in 2006 in Asia-Europe, and with the launch of a new Asia-US East Coast offering.

In 2007, we are planning more joint services in response to customer demand, including a ground-breaking all-water loop between South East Asia and the US East Coast via the Suez Canal.

TERMINAL AND EQUIPMENT UPGRADES

Our container handling facilities in key locations enhance our ability to run a tight network and meet customers' freight delivery needs.

In the US, there are plans to expand our Los Angeles, Oakland and Seattle facilities in anticipation of strong cargo growth.

In early 2007, a capital program for our Vietnam International Container Terminal in Ho Chi Minh City was announced that will double handling capacity to 900,000 TEU (twenty-foot equivalent unit) by 2008.

We also announced plans to create a container terminal at the fast-growing northern China port of Qingdao, which is already a key hub for APL's services to northern China.

We are committed to investing substantially in both dry and refrigerated (reefer) containers.

APL's perishables business continued to grow in 2006 with a rise in global demand for products from origins such as Australia, South America and the Philippines.

We also continued to be a leading provider of global transportation services for the US Government.

LINER NETWORK CAPACITY (TEU) AND UTILISATION*



52,000
48,000
44,000
40,000
36,000
32,000
28,000
100%
95%
90%
85%
80%
75%
97%
98%
96%
96%
2003
2004
2005
2006

Weekly TEU Capacity (average)

Average Utilisation

* Figures based on headhaul leg of main linehaul services.

COST/FEU TREND (US$ PER FEU)



3,000
2,500
2,000
1,500
1,000
500
2003
2004
2005
2006

Bunker Cost

Variable Cost

Fixed Cost

As always, APL's focus in 2006 was on providing the connections and solutions that offer our customers delivery certainty in an increasingly complex global trading landscape.



APL continues to put innovative new thinking into all parts of its business. This includes pioneering research and trials on several ships into a new approach to vessel maintenance in 2006.

LEADING INDUSTRY CHANGE

In 2006, APL demonstrated its leadership in areas of importance for the container transportation industry. This included a call to action on the perils of transportation infrastructure congestion; the reinvigoration of key industry bodies such as the Transpacific Stabilisation Agreement (TSA); supply chain security; as well as thought leadership on issues affecting emerging markets such as India and Vietnam.

Infrastructure congestion moves up the agenda

Tangible progress was made in galvanising action on the challenges posed by transportation infrastructure congestion – particularly in the US.

APL first highlighted this issue in 2004 when a labour shortage at US West Coast ports brought containerised trade to a near standstill.

Three years on, an integrated Freight Transportation Policy is on the US Government's agenda and public and private sector stakeholders are actively discussing how best to progress and fund important infrastructure projects.

However, much more work is needed.

In the longer-term, a fundamental shift in the way containerised cargo is transported throughout the world is required. APL is actively working to create products that meet the customer need for higher levels of confidence that cargo will be delivered reliably to global markets.

TSA revamp

The TSA is a voluntary discussion and research forum of 11 major container shipping lines – including APL – that serve the trade from Asia to the US.

In late 2006, the TSA placed management of the agreement in the hands of four member carriers, who formed an Executive Committee with APL Chief Executive, Ron Widdows, as its Chairman.

Today, the fundamental aim of the TSA is to inject new energy, ideas and commitment to meet the needs of shippers in the world's most dynamic trade lane.

Supply chain security

Supply chain security remained a top global priority for APL in 2006.

APL, the Port of Seattle and numerous public safety agencies completed a comprehensive test of security procedures at the port to respond to an emergency such as a terrorist threat.

We also called on like-minded countries to work together to find the best



Global Gateway South: Our state-of-the-art container terminal in the port of Los Angeles is a vital connection point for commerce between Asia and North America.

way to make international trade more secure at the Asia Pacific Economic Cooperation Symposium on Total Supply Chain Security.

In early 2007, US Customs and Border Protection appointed Earl Agron, APL's Vice President of Security, to a key Departmental Advisory Committee.

Pioneering research
APL continued to put innovative new thinking into all parts of its business. This included pioneering research and trials on several ships into a new approach to vessel maintenance.

The research demonstrates that ships should only be docked when necessary and could drive changes to statutory rules, which have governed the shipping industry for many decades.

Emerging markets leader
While we created advantages for our customers in new emerging markets such as South America and Eastern Europe in 2006, Asia continued to be the focus of global economic activity.

Our well-established presence in key sourcing markets such as China, India and, increasingly, Vietnam helped APL and our customers find new growth opportunities in 2006 (see Regional Reviews from page 21).

Greater China continued to be the main engine of growth for APL in 2006. But there was also strong growth from India, whose potential as a manufacturing and consuming market was reflected in our 2005 decision to create the South Asia region as one of our five regional management units.

We also established wholly-owned operations in Vietnam in late 2006 and are well positioned to service Vietnam's expected trade growth, following its accession to the World Trade Organisation in January 2007.

LOOKING AHEAD
Driven primarily by outsourcing of manufacturing to Asia, we expect containerised trade to continue to grow at a faster rate than the world economy in 2007. There are indications that continued robust demand and a moderation of container fleet capacity growth may lead to improving market conditions.

There is also evidence that major lines will adopt a more cautious and disciplined approach to capacity management and freight rate negotiations in 2007.

However, cost pressures – particularly from high fuel and landside transportation costs – will continue to be considerable in 2007.


APL
TRANSICOLD

APL's perishables business grew in 2006 as global demand from origins such as Australia, South America and the Philippines rose.

Logistics Update

As customers continue to source offshore, their international supply chains are becoming more complex. APL Logistics is well positioned to serve their growing needs.

REVENUE BY REGION (US$ MIL)



1400 -
1200 -
1000 -
800 -
600 -
400 -
200 -
0 -
975
1,167
1,290
1,310
16%
13%
71%
16%
13%
71%
17%
69%
19%
67%
2003
2004
2005
2006
Asia and Middle East
Europe
Americas

The logistics business continued to deliver speed, reliability and flexibility to customers.

Total logistics revenues in 2006 rose year-on-year by 2% to reach US$1.31 billion.

In 2006, margins were compressed by the continuing investments we made in enhancements to our sales organisations with the aim of achieving improved business integration. Core EBIT was US$54 million – 5% lower than the prior year. The Core EBIT Margin was 4.1% in 2006.

2006 was a year of continued investment for the future and realignment of the business around customers' end-to-end supply chains.

We see a growing market opportunity in serving companies which are increasingly investing and sourcing products offshore – particularly in Asia. As their supply chains become longer and more complex, we help them to achieve delivery certainty and consistency in markets that demand fast and seamless supply chain fulfillment.

Also, our strategic shift towards fulfilling end-to-end supply chains, means we now have a model in place to maximise the potential of our Contract Logistics segment.

In 2006, market conditions in Contract Logistics were tougher, particularly in freight management and warehousing – where we exited some contracts, and made a write-down against our warehousing business.

International Services revenues grew by 3% over the prior year, on strong volume growth in ocean-based services such as forwarding.

Alignment of the business around the apparel, high tech/electronics and automotive segments continued.

The company achieved its aim in 2006 to develop innovative solutions such as OceanGuaranteed℠ (see page 17) that reduce supply chain variability and increase visibility and delivery certainty.

The company also continued to provide a range of value-added services, including information and payment management; advising customers on where to source products economically; identifying local suppliers; and providing



Our strength in automotive logistics continued in 2006 with this segment contributing 35% of total logistics revenues.

guidance on international trade regulations. We also leveraged IT to provide supply chain event exception management – to assure customers that the process is working.

REGIONS IN REVIEW

In line with the trend towards sourcing from lower-cost, higher productivity markets, Asia was the key operational driver of the logistics business in 2006.

The Asia-Middle East region registered strong year-on-year growth.

We continued to develop and leverage our presence and capabilities in key sourcing markets such as China, India and, increasingly, Vietnam. We recently completed a new warehouse project in Vietnam taking our network in the country to more than 40,000 sqm.

As well as our rail joint venture in India, we also opened a 120,000-TEU capacity inland container depot and a 7,000 sqm container freight station at Dadri near New Delhi.

In Greater China, there was a successful listing on the Hong Kong Stock Exchange of CMA Logistics Co Ltd (CMAL), the China automotive logistics joint venture we formed in 2001. Factors such as growing personal incomes, the relaxation of restrictions on financing and reduced car prices, following China's accession to the WTO, have led to growing demand for automobiles and CMAL has established a strong niche in China's automotive logistics industry.

We also became the first international logistics provider to obtain a licence to operate in Taiwan's Kaohsiung Free Trade Zone.

Going forward, we will continue to expand our presence across the Asian continent.

The Americas continued to be our largest revenue contributor in 2006 and is home to a 2.25 million sqm warehousing network – one of the top-five networks in the Americas. We are also expanding into South America, for example, by developing warehousing capacity infrastructure in locations such as Chile, where we are scheduled to open a new facility in late 2007.

We also continued to deepen our presence in Europe by opening new operations in fast-growing markets such as Spain and Turkey.

REVENUE BY CUSTOMER SEGMENT

(US$ MIL)


1400
1200
1000
800
600
400
200
0
2003
2004
2005
2006
33%
25%
17%
14%
35%
23%
14%
12%
16%
33%
27%
14%
35%
25%
16%
14%
Auto/Industrial
Retail
Consumer
Others
Electronics/High Tech

Product innovation was focused on the rapid supply chain fulfillment needs of customers in our core vertical segments.



At 2.25 million sqm, we manage one of the top-five warehousing networks in the Americas.

Holistica, our alliance combining APL Logistics' international reach and strength in Asia with partner Christian Salvesen's European warehousing and distribution capabilities, began providing logistics management to Europe-based companies, which are demanding better control and consistency for their extended supply chains.

PROGRESS THROUGH INNOVATION

Product innovation was focused on the rapid supply chain fulfillment needs of our customers in our core vertical segments.

When US-based businesses begin sourcing from China, their supply chains grow in length and complexity. However, in many cases, they also encounter demand for faster product-to-market cycles. We identified an urgent need for a highly reliable, expedited service for less than container load (LCL) shipments – a service that provided shippers with a premium, but cost-efficient alternative to airfreight. Our answer was an entirely new service category called "OceanGuaranteed℠" (See Service Concept, above right).

OceanGuaranteed℠ is an industry first. The alliance between APL Logistics, and US less than truckload carrier Con-way Freight combines premium ocean carriage with high-performance land transportation. It provides fast, day-definite, guaranteed port-to-door delivery from Asian origins to destinations across the US.

Shipments that do not meet the delivery-day commitment receive a 20% discount, subject to the terms of the service guarantee.

OceanGuaranteed℠ also offers customers a simple, per kilo, zone-based pricing structure, so customers pay the same price from any of the seven origin ports.

Originally operating between Hong Kong, Shanghai and Shenzhen in China, and the US, the service has expanded to include four more ports in Japan, Korea, Singapore and Taiwan.

In the US, our leadership in reducing the emission of air pollutants and greenhouse gases in freight transportation was recognised by environmental protection agencies. APL Logistics was one of only three logistics services providers selected of 24 companies that received SmartWay Excellence Awards in October 2006.

OCEANGUARANTEED℠: SERVICE CONCEPT


BUSAN
YOKOHAMA
SHANGHAI
SHENZHEN
KAOHSIUNG
HONG KONG
LOS ANGELES
SINGAPORE
Asia to U.S.
18-19 Days
17-18 Days
16-17 Days
15-16 Days



	VENDOR	HONG KONG CFS	ORIGIN PORT	OCEAN TRANSIT	LOS ANGELES PORT	TRANSFER FACILITY	DELIVERY
Transit Stage	Cargo tendered to APL Logistics origin Container Freight Station Optional door pickup available.	Shipment loaded into containers according to C-TPAT status. APL Logistics only loads with other APL Logistics shipments – no coloading.	Containerised shipment drayed to port and given priority stowage on vessel. Container is shipped regardless of utilisation. Vessel departs Hong Kong.	Direct Transpacific voyage from Hong Kong to Los Angeles. No relays or container rework.	Vessel arrives in Los Angeles. Container receives priority discharge and is drayed to transfer facility in Los Angeles.	Shipment is devanned and loaded into a Con-way LTL truck. Truck departs for Columbus Ohio. Shipment must be Customs cleared prior to departure from Los Angeles Transfer Facility	Con-way delivers shipment to customer door in Columbus on 18th day – Guaranteed!

We were also the only third-party logistics provider listed in the 19th annual CIO 100 Awards, which recognises organisations for their ability to leverage IT effectively to maximise business value.

RAIL BEGINS TO ROLL

The NOL Group has considerable expertise in operating rail services, based on our pioneering work in developing double-stack trains in the US back in 1984. We are seeking to leverage this in new geographies.

As more businesses become aware of India's manufacturing potential, that country's infrastructure is coming under increasing pressure. Land transportation has become burdened by chokepoints. The only way to ensure smooth, seamless services is through direct involvement.

Following intensive work during 2006, our India rail venture is set to begin delivering greater supply chain control and seamless service for our customers moving cargo in India. The investment will complement and differentiate our liner services in India, while generating a new stream of logistics income for the Group.

We plan to run trains from mid 2007 under the APL IndiaLinx™ brand.

Our licence allows us to run unlimited container trains on all India routes. While the venture will initially service the crucial Mumbai-New Delhi freight route, it will expand to include other corridors in India.

For our customers, the investment in India's landside facilities will allow better access to the fast-growing Indian manufacturing sector, offering seamless end-to-end services. The venture is also in line with NOL's first mover strategy, giving us deep, early exposure to a country that is expected to become Asia's next manufacturing hub.

LOOKING AHEAD

In 2006 we made progress in diversifying our portfolio of business and service offerings around complex international supply chains. This has positioned our logistics operations well for the future.

Macro-economic forecasts and increasing offshore investment and sourcing suggest global demand for logistics and supply chain services will continue to be strong into the future.



Dadri, India: Following intensive work during 2006, our India rail venture will in 2007 begin delivering greater supply chain control and seamless service for our customers moving cargo in India.

Evolving Connections

Our company, NOL, is in the business of connecting continents, and connecting countries. As global trade evolves, so must the connections we create. This map shows a selection of the initiatives we undertook during 2006.



PAN-EUROPE. An alliance with warehousing and distribution company Christian Salvesen, 'Holistica', provides end-to-end logistics management across Europe, adding depth to our operations in this region.



INDIA. The Indian government licenses our new rail joint venture. The investment will allow us to deliver greater supply chain control, reduce chokepoints, enable seamless customer service and provide a new revenue stream.



VIETNAM. We establish a wholly owned transportation and logistics operation. A new Vietnam-China shipping service is created and VICT breaks container throughput records.



BALTIC/EASTERN EUROPE. We establish our own organisations in Estonia and Lithuania and launch a new Baltic feeder service as part of our regional expansion. With more Baltic and Eastern European countries joining the EU, business confidence in the region is growing.



CHINA. In rapid response to customer demand, we move our showcase Transpacific service to the West Pearl River Delta port of Chiwan. In early 2007, we announce port plans in Qingdao, northern China.


TERMINAL
APL

UNITED STATES. We offer a new service that provides fast, regular links between northern China's manufacturing hotspots and the US East Coast. The new EC3 complements our other Asia-US East Coast services, the APX and NYX.


APL NEW YORK
MONROVIA

PAN PACIFIC. OceanGuaranteed℠, is launched in response to sharp customer demand. This industry-first offers a time-guaranteed high value alternative to airfreight between Asian countries and destinations throughout US.



UNITED STATES. A major lease agreement is signed between APL and the Port of Oakland. The agreement enables significant investment in the Middle Harbor Terminal, which will allow us to meet customer demand well into the 21st century.


APL

SOUTH AMERICA. We launch a third service connecting the US with the East Coast of South America in response to positive economic growth in South America. We also work on a state-of-the-art warehouse campus in Chile, scheduled to open in 2007.



Asia Review



The benefits of lower costs, higher efficiency and limitless scale continue to drive multinationals to manufacture, invest and outsource services in emerging markets – particularly in Asia.

ASIA AND MIDDLE EAST SHARE OF LOGISTICS 2006 REVENUES


19%

INTRA-ASIA CONTAINER VOLUMES
('000 FEU)


800
600
400
200
0
393
510
592
672
2003
2004
2005
2006

The world's largest and most populous region is also growing as a consuming base, with spending power set to approach Western Europe's within 10 years, according to McKinsey & Co.

The NOL Group's association with Asia began 140 years ago and our strength in this dynamic region continues to be a differentiator.

We serve Asia via three distinct regions: Greater China (China, Hong Kong, Macau and Chinese Taiwan); South Asia (India, Pakistan, Sri Lanka, Bangladesh, Afghanistan and Nepal) and Asia/Middle East (Japan, Korea, Australia, the ASEAN countries and the Middle East).

Collectively, this geography registered the strongest year-on-year revenue growth in logistics, accounting for 19% of total APL Logistics revenues.

GREATER CHINA

China is the starting point of an enormous – and growing – number of global supply chains. As in previous years, it was a main driver of our cargo volumes in 2006, with strong demand for China-made products in the Americas, Europe and within the broader Asian region. To harness the global demand for China-made products, we provided new and enhanced shipping connections between China and both coasts of the US, Australia and Vietnam, among others.

We moved the origin of our showcase Pacific South 2 Transpacific service to the port of Chiwan to better serve sourcing hotspots in the West Pearl River Delta.

Our China presence was further strengthened in early 2007 when we entered into an agreement to build and operate a container terminal in Qingdao, northern China.

In logistics, OceanGuaranteed℠ became the industry's first expedited ocean freight service for less than container load shipments when it launched for China-origin cargoes in August 2006 (see page 17).

SOUTH ASIA

Led by India, South Asia became an increasingly powerful contributor to the global economy, and to our business, in 2006. Anticipation of the region's potential lay behind our decision to create a new South Asia region.



The Shanghai skyline: China is the starting point for an enormous number of global supply chains. It was the main driver of our cargo volumes in 2006, with strong demand for China-made products in the Americas, Europe and within the broader Asian region.

Over the course of the year, we consolidated our leadership positions in Bangladesh, Pakistan and Nepal, as well as Sri Lanka – where we recently received major customer service awards from the Institute of Chartered Ship Brokers.

To help alleviate the chokes that characterise India's landside infrastructure, we began building a business to run container freight trains on all routes, which we expect to be operational in 2007.

Our container freight station near New Delhi also began providing excellent services to customers in 2006.

ASIA/MIDDLE EAST

This diverse region encompasses markets from Egypt to Japan and has registered robust revenue and volume growth in 2006 across both our liner and logistics businesses.

In north Asia, renewed dynamism of the Japanese economy means that this country will remain a key engine of global trade. Of our top 50 global customers for liner and logistics, about 20% are Japanese.

We also gained traction in the Middle East with logistics revenues more than doubling in 2006 over the prior year, on the back of new business wins.

There was also an increasing demand for fresh produce in the Middle East with the Philippines, another emerging market where we are a leader, a major beneficiary of this demand.

Through 2006, we worked to develop the twice-weekly Mindanao Express (MDX) service, which was launched in February 2007. The MDX provides increased capacity and frequency for perishables moving between the Philippines and global markets.

Fresh produce demand also grew in the China-Australia trade. In response to this demand, we unveiled the China-Australia Service (CAS), which featured significant refrigerated and climate controlled capacity.

Vietnam was one the fastest-growing markets in Asia/Middle East in 2006.

During 2006, we became one of the first shipping and logistics companies to be granted a licence to establish wholly-owned operations in Vietnam (see right).


APL

FIRST IN. STAYING FIRST.

Vietnam's GDP is forecast to grow by around 8% annually for the next decade, so it is hardly surprising that it has been the focus of a high level of international business interest.

NOL has been involved in Vietnam for more than 10 years and, given the current robust economic forecasts, our first mover investment in the Vietnam International Container Terminal (VICT) in 1994 looks set to pay even bigger dividends.

To accommodate the anticipated growth in containerised cargo, an upcoming expansion will increase the berth length at VICT to 678 metres and expand capacity to 900,000 TEU a year by 2008.

The establishment of wholly owned operations in Vietnam in late 2006 will enable NOL to continue providing our customers with the best possible services as they place an increasing amount of their sourcing and manufacturing in Vietnam.

Americas Review



The outlook for the future is promising with projections for strong containerised trade growth well into the next decade.

AMERICAS SHARE OF LOGISTICS 2006 REVENUES


67%

TRANSPACIFIC & LATIN AMERICA CONTAINER VOLUMES ('000 FEU)


1000
800
600
400
200
0
722
823
849
892
164
728
2003
2004
2005
2006
Latin America
Transpacific

If Asia remains the world's factory floor, the Americas are its showroom. US imports from China alone in 2006 grew 15.4% to a record US$287.8 billion. Retailers, auto-makers and the hi-tech and fashion industries were among the importers shipping goods to the Americas.

APL carried a good portion of their freight. Sister company APL Logistics helped manage the complexity of supply chains stretching from places such as China, India and Vietnam to the US, Canada and Latin America.

In 2006, volumes generated by our Transpacific and Latin America container shipping trades totalled 892,000 FEU. The Americas provided 67% of our overall logistics revenues.

The outlook for the future is promising with projections for strong containerised trade growth well into the next decade. In 2006, we took steps in the Americas to position ourselves for growth.

APL began the much-needed expansion of its US West Coast marine terminals. The terminals in Los Angeles, Oakland and Seattle are strategic differentiators – providing cost-effective gateways to the American heartland, and beyond. But with container volumes in 2010 likely to be 50% greater than they were just two years ago, terminal capacity is a concern.

Therefore, APL began a major renovation of Middle Harbor Terminal in Oakland after finalising a 15-year lease extension. With two five-year options, the agreement propels the APL-Oakland global trade partnership well into the 21st Century. When the renovation is finished in 2008, terminal handling capacity will increase by about 50%.

Meanwhile, negotiations began with the Port of Los Angeles on a proposed 40-acre expansion of APL's Global Gateway South (GGS). Our goal is to give APL a fifth container ship berth at the nation's busiest port.

There was more good news for our container terminals in 2006 when the California Trucking Association (CTA) named GGS the Fastest and Best Overall Marine Terminal at the ports of Los Angeles and Long Beach. It was the second time in two years that the CTA singled out APL. More imports and exports move through Los Angeles and Long Beach



Global Gateway North: Our Seattle terminal is a strategic differentiator providing a gateway to the American heartland, and beyond.

than anywhere else in the US, so recognition as the ports' number one terminal operator validates our industry leadership.

Even though industry growth is assured, it won't be unfettered. The US freight transportation system is ageing and ill-equipped to handle future volumes. In 2006, APL Logistics peered into that future and introduced an innovative antidote – OceanGuaranteed℠ (see page 17). This is the first in a new era of products designed to cope with ailing US transportation infrastructure.

We have received widespread recognition for our contribution in putting freight transportation into the public spotlight.

It's essential to balance the desire to improve infrastructure to support growing international trade with environmental concerns.

Community, political and regulatory leaders are increasingly troubled by the impact of cargo transportation on air and water quality. These concerns can make expansion of the transportation system problematic. In this area, APL took innovative steps in 2006. We teamed up with the US Environmental Protection Agency and the Port of Los Angeles to begin testing fuel emulsification in one of our vessels calling at California ports. The process injects water into marine engine fuel with the prospect of cutting smog-producing emissions by 20% or more.

In March 2007, we announced that we will convert vessels to cleaner-burning low-sulfur fuel when they call at ports in the Pacific Northwest.

In October APL, the Port of Seattle and numerous public safety agenies completed a comprehensive test of security procedures at the port to respond to an emergency such as a terrorist threat.

Elsewhere, in response to customer demand and our confidence in the growth potential of South America, we significantly expanded our footprint and capabilities in this fast-growing region (see story, right).

Innovations such as these are part of our tradition in the Americas. They follow in the footsteps of pioneering efforts such as the LinerTrain intermodal service and stacktrains – developments that presaged the exponential growth in containerised trade growth that we see today.



SOUTH AMERICAN EXPANSION

South America is a market with great potential and one in which we have recently expanded our presence and capabilities.

In 2006, we launched our third container shipping service with fixed weekly sailings between the US and the East Coast of South America. In 2007, APL will also co-operate with global ocean carriers MSC and MOL in this fast-growing trade lane.

Our leadership was further endorsed when a global tire maker named APL the outstanding shipping line in Latin America.

Elsewhere, APL Logistics began work in 2006 to build a major warehousing facility in Santiago, Chile (above). This development is in addition to our existing Santiago facility, and will provide APL Logistics' customers with one of Chile's largest and most modern warehousing campuses.

The new facility will offer a range of storage, distribution and value added logistics services to cater for the growing demand for Asia-manufactured consumer packaged goods, sports apparel and electronics.

Europe Review



Our customers are becoming increasingly sophisticated. They value service reliability, space availability, flexibility of inventory management and visibility in their supply chain over short-term price considerations.

EUROPE SHARE OF LOGISTICS 2006 REVENUES



14%

TRANSATLANTIC AND ASIA-EUROPE CONTAINER VOLUMES ('000 FEU)



600
400
200
0
401
460
505
533
120
413
2003
2004
2005
2006
Transatlantic
Asia-Europe

In 2006, the larger European economies remained stable, the European Union (EU) prepared to expand to 27 nations, and the trend to migrate sourcing and manufacturing of goods to lower cost locations continued. These factors combined to keep the European import trades expanding apace.

On the liner side, our Europe trade volumes grew by 6% in 2006. Our Asia-Europe trade posted a healthy 8% rise over the prior year.

Transatlantic volumes were down slightly, reflecting our ongoing focus on yield maximisation via changes in trade volume mix.

Our liner business enjoyed a healthy share of these trades and expanded its presence in the fast-growing Russian and Baltic markets.

In 2006, we strengthened our logistics organisation in Europe and secured new business in key verticals.

In the Benelux countries, our APL Logistics business recorded new business wins, including the industrial and fashion apparel sectors, among others.

Container volumes from our Trans-atlantic and Asia-Europe trades totalled 533,000 FEU for the year.

As in most other trades, the longer-term demand outlook is bright. NOL-commissioned research indicates that Asian trade alone will add 7.5 million TEU to the import volumes of Eastern Europe over the next decade.

Intra-European growth is also rapid as consumer buying power and manufacturing capability develops in the region.

Improved accessibility to the Former Soviet states and the Eastern Bloc nations, many of whom have now acceded to the EU, through both the Baltic and the Black Sea is being exploited for export and import cargoes.

We responded emphatically to this gradual eastward shift of Europe's economic centre of gravity. By tapping into the rich source of talented industry experts in these new markets, we have established our own operations in the three Baltic States of Latvia, Lithuania and Estonia, matching the existing organisation in Russia.


APL

Benelux: While we have a long tradition of transporting perishables in 2006 we also won business in new areas such as fashion logistics.



Services in the region have been enhanced by APL's Lower Baltic Express (LBX) service. The launch of the weekly LBX was a response to strong import and export demand from customers.

Other important service developments included the launch of the Atlantic South Express (ASX) Service. The ASX offers some of the industry's fastest transit times between Northern Europe and the Southeastern US.

The ASX expanded our coverage in the UK by making APL's first-ever call at the London port of Tilbury. It is also the first APL service to call at Savannah, Georgia.

In the Mediterranean, there was also office expansion in Israel, Lebanon, Portugal and Spain.

Global outsourcing is a trend that is also significantly expanding exports from Turkey. APL Logistics' success with a major UK retailer, has come as a consequence of our past investment in an operational structure in Turkey. Further development in this region is planned to accompany expansion in the Baltic States, Russia and Spain.

APL Logistics has also seen the development of Holistica, which combines the complementary capabilities of our European land-based distribution and warehousing partner, Christian Salvesen with APL Logistics global presence and strength in Asia. Holistica will enable us to better meet customers' needs (see right).

As witnessed in the US, with dynamic trade growth comes the challenges presented by infrastructure choke points, which continue to be significant – particularly within Europe's inland infrastructure.

However, the situation creates a good opportunity for the NOL Group to differentiate its premium container transportation and logistics services. As we move forward, our customers are becoming increasingly sophisticated. They value service reliability, space availability, flexibility of inventory management and visibility in their supply chain over short-term price considerations.

HOLISTIC APPROACH DELIVERS SMOOTHER CONNECTIONS

As world trade activity continues to grow, our major retail customers in Europe sought faster, more efficient global movement of goods.

In order to keep pace with consumer demand, they needed a managed, end-to-end global supply chain.

Our response to this need was 'Holistica' an alliance between APL Logistics and European warehousing and distribution company Christian Salvesen.

Headquartered in the UK, Holistica was the realisation of an objective of both partners – to develop an international service, using existing capabilities to meet the growing and changing needs of the market.

Holistica represents an ideal fit, combining the considerable skills of the partners to offer our European customers a new, seamless global supply chain, adding flexibility and efficiency to their businesses.

Our people are the ones who recognise business opportunities, transform these into returns for shareholders and display the innovation and creativity that are hallmarks of the NOL Group.


NOL GROUP
APL
APL
Logistics

The NOL Group's people have a deserved reputation for responsiveness and efficiency.

OUR PEOPLE

In 2006 we continued to invest in the development of our diverse workforce – more than 11,000 people providing services in over 140 countries.

Our employees enjoy global opportunities, competitive remuneration and the chance to work in a dynamic, fast-paced environment.

We encourage staff to further their education and skills and take advantage of the many career paths available in the company.

Our award-winning Internet-based education portal – NOL Global Campus – offers customised courses that are structured to enable individuals to learn at their own pace and to fit study around work and personal schedules.

Building our company's leadership talent is a key priority and NOL has committed to a range of advanced management and leadership development initiatives.

Our worldwide Graduate Development Program helps shape top talent into tomorrow's leaders. We also introduced a Management Development Program which targets high-performing employees who have been with the company for at least four years. It aims to combine academic and vocational development and is conducted in collaboration with the Singapore Management University (SMU). A total of 25 individuals globally were enrolled in 2006.

We launched our Leadership Development Program for talented individuals who have been with NOL for at least seven years and have demonstrated potential to assume leadership positions in the company. The educational component of this program was developed in collaboration with SMU and Cornell University's Center for Creative Leadership in the US.

We are committed to providing our talented people with structured programs of education combined with challenging job assignments within our global organisation.

We also made a significant investment in our global Executive Education Program. This identifies senior management talent in our organisation and places them in advanced education programs at some of the world's leading academic institutions such as INSEAD, the University of Michigan and the National University of Singapore.

In 2006, we also showed our commitment to identifying and nurturing talent in the maritime and related industries by joining forces with Singapore's Nanyang Technological University to establish a



NOL is a long-term supporter of the Helmets for Kids program, [illegible] to reduce the incidence of head injuries among children resulting from traffic accidents.

first-ever scholarship for the Master of Science (Maritime Studies) program. We bequeathed this scholarship in memory of NOL's founding managing director, Captain Muhammad Jalaluddin Sayeed.

We offer a range of scholarships for undergraduates and bright school leavers, including for three-year Nautical Studies and Marine Engineering diplomas at Singapore's Maritime Academy.

These approaches mean, in a highly competitive world, we continue to attract the best people, from cadets and graduates through to senior executives. We recognise that our people are the key to our future growth and business expansion.

COMMUNITY RELATIONS

NOL consists of global businesses providing transportation and logistics services that connect continents, linking the global community.

We reach out to the global community through our support of charitable initiatives in all regions where we do business, making a difference in the lives of people from all corners of the globe.

In 2006, the NOL Group made significant contributions to a variety of community groups and projects. Through a structured annual community relations program, we provide support for initiatives across all the regions where we do business.

Reaching out to our regions

The NOL Group offices around the world reached out to their communities to meet local needs throughout 2006.

Since 2000, we have been a supporter of the "Helmets for Kids" program, which provides protective helmets and road safety education for children across Vietnam, where traffic accidents and serious head injuries involving bike riders are common.

In Greater China, we provided funding for a program to provide meals for children from low-income aboriginal families in Hua Lien, on the eastern coast of Taiwan; SYVA Poverty Support in Yunan Province; and supported the "China – Half the Sky" program which delivers education programs to orphanages.

Our Group has provided sponsorship and support for a diverse range of other activities and organisations around the world, including the Red Cross Society in Japan and a Refugee Camp Club in Jordan.

In Singapore, the NOL Group continued to support the National Day Parade, the Singapore Arts Festival and Sailability Singapore, which encourages people

TEAMWORK AT ITS BEST

In 2006, the NOL Group continued to make a significant contribution to the victims of the 2005 tsunami in the Aceh province of Indonesia.

NOL donated a fishing vessel to a cooperative of villagers. The vessel is called "Nikmat Neptune", the word "Nikmat" meaning "gift, blessing, satisfaction and enjoyment" in Bahasa Indonesian. NOL also provided a two-week training program, teaching crew members how to operate, maintain and build their own traditional boats.

In addition, NOL donated shipping containers which were converted into kindergarten classrooms for young children and also as a base for a women's self help group called Geutri Na. A team of NOL volunteers from Singapore and Indonesia travelled to Meulaboh to spend six days painting and decorating the containers to prepare them for use.

The monetary value of the support provided for these initiatives in 2006 was about US$200,000 but the positive impact on people's lives in Meulaboh is immeasurable.



A group of NOL volunteers from Singapore and Medan spent a week in Aceh, Indonesia converting NOL containers into facilities for a kindergarten and a women's self-help group. We also donated a fishing vessel to a cooperative of villagers there.



In December 2006, APL Singapore *became our first vessel to use low-sulfur fuel in its auxiliary engine while berthed at the Port of Los Angeles.*

NOL FELLOWSHIP: FOSTERING THOUGHT LEADERSHIP

In 2006 NOL contributed S$10 million to the NOL Fellowship, an initiative led by the National University of Singapore (NUS), to support multi-disciplinary applied research at centres of excellence in universities and research institutes internationally.

With a matching contribution from Singapore's Ministry of Education/NUS, these funds will seed the development of high-quality research programs on important global transportation and logistics issues including the impact of deregulation and globalisation.

The Fellowship aims to bring together industry and academia to enhance knowledge and expertise in global cargo transportation and logistics, benefiting the industry on a global scale.

This initiative reflects NOL's ongoing commitment to investing in the development of the innovative new supply chain solutions which will transform the global logistics industry over the next decade, for the benefit of our customers.

with disabilities to enjoy the sport of sailing. We have financially supported Sailability since its inception in 2001, and it is one of many programs which our people actively support as volunteers.

In the US, we supported a wide range of organisations in our local communities. APL supports the Bay Area Association of Disabled Sailors, which operates in the San Francisco-Oakland area, Habitat for Humanity East Bay, which builds affordable housing for disadvantaged members of the community, and the Alameda County Community Food Bank, which provides nourishment for 120,000 low-income children and adults each month.

In addition, APL has supported the Oakland Children's Hospital and Research Center as well as the Bay Area Crisis Nursery, which aims to prevent child abuse and neglect by providing a temporary home for children whose parents are going through a stressful time such as a layoff or marital separation.

We strive to support a range of causes globally, spanning services for the disabled and disadvantaged, support for corporate citizenship activities and youth initiatives.

Apart from our financial support for these groups, we also provide opportunities for employees to get involved in voluntary programs.

CARING FOR THE ENVIRONMENT

Our environmental responsibilities are integral to the way we do business. Our approach is consistent with the NOL Group's overarching corporate value of Responsibility, and our leadership position in our industry.

Key steps we initiated on the environmental management front in 2006 included:

- An 18-month demonstration project on the *APL Singapore* (picture, above), in partnership with environmental agencies, to test the effectiveness of fuel emulsification – an innovative process that injects water into the fuel burned by the ship's main engine to reduce exhaust emissions;
- Retrofitting vessels with slide valves – technology that helps marine engines burn fuel more efficiently – to better measure the impact on fuel conservation;
- Conversion of about 30 vessels in our Transpacific services to use cleaner-burning low-sulfur diesel fuel in auxiliary engines when they are berthed at ports on the North American west coast;
- Use of cleaner-burning biodiesel fuel in container-handling equipment at our Seattle terminal; and
- Replacing 325 ageing yard tractors with newer, more environmentally friendly models.

We are making progress, but this is just the start of what can be achieved by continuous innovation in the environmental field.

Corporate Governance and Disclosures

The Board of Directors ("the Board") is committed to ensuring that the highest standard of corporate governance is practised throughout Neptune Orient Lines Limited ("NOL" or "the Company") and its subsidiaries (collectively known as "the Group"). This is fundamental to the discharge of its responsibilities to protect and enhance shareholder value and to ensure transparency in reporting the financial performance of the Group. In its support of the Code of Corporate Governance 2005 ("the Code") as annexed to the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST"), the Board has established various self-regulatory and monitoring mechanisms to ensure that effective corporate governance is practised.

Outlined below are the policies, processes and practices adopted by the Group in compliance with the principles and spirit of the Code.

1. Board of Directors

Responsibilities

The Board's role is to oversee the management of the Company on behalf of all shareholders.

It delegates specific areas of responsibilities to six Board Committees (Nominating, Executive, Audit, Executive Resource and Compensation, Enterprise Risk Management, and Approval Committees). These Committees have the authority to examine particular issues and report back to the Board with their recommendations, where appropriate. The ultimate responsibility for the final decision on all matters, however, rests with the entire Board.

Matters which are specifically reserved for decision of the full Board include those involving corporate plans and budgets, material acquisitions and disposals of assets, corporate or financial restructuring, share issuances, dividends and other returns to shareholders.

Major investments or expenditures, other than operational expenditures that are required in the normal course of business and that are in line with Board-approved Business Plan and Budget, are subject to the approval of the Executive Committee and/or the Board.

Board Composition

On 1 November 2006, Dr Thomas Held was appointed to the Board contemporaneous with his appointment as Group President and Chief Executive Officer.

On 26 December 2006, three Non-Executive Directors (Messrs Bobby Chin Yoke Choong, Simon Claude Israel and Tan Pheng Hock) were appointed to the Board.

As required under the Companies Act, all four new directors will be standing for re-election at the Company's Annual General Meeting ("AGM") in April 2007.

NOL currently has 13 Directors, 12 of whom (including the Chairman) are non-executive and 11 are independent. The Chairman is independent except in relation to transactions involving the Temasek Group. Mr Simon Claude Israel is non-independent. Collectively, the Directors contribute a range of relevant skills, including accounting, legal, finance, human resource, business, management, industry knowledge, strategic planning and customer-based experience or knowledge, to the global operations of the Group. Key information on the Directors can be found in the "Board of Directors" section of the Annual Report.

As part of Board renewal, in the appointment of Directors process, the Nominating Committee considers the required mix of skills and experience of the Board members, including the core competencies of each of the Non-Executive Directors.

To comply with the requirement in the Code that all Directors should submit themselves for re-nomination and re-election at regular intervals, the Company's Articles of Association provides for one–third of the Board, including the Group Chief Executive Officer ("CEO"), to retire at each AGM and, where applicable, to submit themselves for re-election.

Chairman and the Chief Executive Officer

The Chairman, Mr Cheng Wai Keung, chairs the Board and Executive Committee meetings. He guides the Board in its discussion on significant issues. In addition, he guides the Management towards achieving the Group's objectives. The CEO, Dr Thomas Held, is responsible for the business directions and operational decisions of the Group. The Chairman and CEO are not related.

Directors' Training Needs

NOL conducts an orientation programme for new Board members to familiarise them with the Group's businesses and governance practices, including policies on disclosure of interests in securities, prohibitions on dealing in the Company's securities and restrictions on disclosure of price-sensitive information.

Directors are at liberty to request further explanations, briefings or informal discussions on any aspect of the Group's operations or business issues from the Management.

The Company also arranges for its Board members to be kept abreast of developments in the shipping and logistics industry through lunch talks and media updates. To keep pace with the fast-changing laws, regulations and commercial risks, Directors have an on-going budget to receive further relevant training of their choice in connection with their duties as Directors. They are also given unrestricted access to professionals for consultations as and when they deem it necessary at the expense of the Company.

2. Board Performance

The Board performance evaluation process involves questionnaires being sent out, on an annual basis, to the Non-Executive Directors to secure their feedback on the effectiveness of the Board and each of its Committees as a whole.

From the comments of Board members, an executive summary is prepared and tabled for discussion by the Nominating Committee. The salient points, including proposed course of action in response to the feedback, are subsequently tabled for the Board's information.

3. Board's conduct of its affairs

The Board meets at least four times a year, with additional meetings convened as and when necessary. The Articles of Association of the Company allows a Board meeting to be conducted by way of teleconference or video-conference. During the financial year under review, the Board convened eight meetings (including four special meetings), which were fully attended.

The Chairman ensures that Board meetings are held as and when necessary. He approves the Board meeting agenda upon consultation with the CEO. The Chairman ensures that Board members are provided with adequate and timely information. Management staff who are involved in the preparation of Board papers, or who can provide additional insight into the matters to be discussed, are invited to present the papers or attend the Board meetings.

To address the competing time commitments of Directors, Board and Board Committee meeting dates are scheduled in advance, before the beginning of each calendar year.

4. Board Committees

The Company has six Board Committees:

(i) Nominating Committee
(ii) Executive Committee
(iii) Audit Committee
(iv) Executive Resource and Compensation Committee
(v) Enterprise Risk Management Committee
(vi) Approval Committee

i. Nominating Committee ("NC")

The members of the NC are Messrs Ang Kong Hua (Chairman), Cheng Wai Keung and James Connal Scotland Rankin, all of whom are Non-Executive and Independent Directors.

The NC makes recommendations to the Board on all Board appointments and re-appointments. It also decides on the appointments of the members of the various Board Committees and the independent status of each of the Directors.

During the financial year, the NC had two meetings. Full attendance was recorded for the meetings.

ii. Executive Committee ("Exco")

The Exco comprises four Non-Executive Directors, Mr Cheng Wai Keung (Chairman), Mr Ang Kong Hua, Dr Friedbert Malt and Mr Simon Claude Israel (appointed on 27 February 2007) and one Executive Director (Dr Thomas Held). Mr Cheng is independent except in relation to transactions involving the Temasek Group, while Mr Israel is non-independent.

Co-opted to attend the Exco Meetings as Observers are Mr Cedric Foo, Group Deputy President & Chief Financial Officer, Mr Ronald Widdows, CEO Liner, Mr Brian Lutt, President Logistics, and Ms Wu Choy Peng, Group Chief Information Officer.

The Exco is delegated with all the powers of the Board to conduct and supervise the business of the Company and its staff. Its responsibilities include: providing overall strategic direction to the Management and guiding development policies and strategies for the Group; reviewing and approving business transactions recommended by Management subject to a limit of US$100 million per transaction; reviewing and recommending major business transactions for the Board's approval, wherever required; reviewing and monitoring the financial performance and progress of the Group; and evaluating the performance and determining the employment terms and compensation package (salary, bonus, share options, performance shares and benefits-in-kind) for the Executive Director.

Over and above the general functions described above, the Exco may from time to time be delegated powers by the Board to oversee specific matters and/or projects.

The Exco held four meetings during the financial year and these were fully attended, except for one where a member was absent.

iii. Audit Committee ("AC")

The AC consists of four Non-Executive Directors, all of whom are independent. Chaired by Mr Christopher Lau Loke Sam (elected Chairman on 19 April 2006), the other three members of the Committee are Mr Robert Holland, Jr, Mr Peter Wagner and Mr Bobby Chin Yoke Choong (appointed on 26 December 2006).

The AC is authorised by the Board to investigate any activity within its terms of reference. It has unrestricted access to information relating to the Group, to both the internal and external auditors, and to the Management and staff. It has full discretion to invite any Director or executive officer to attend its meetings. It is also authorised by the Board to obtain external legal or other independent professional advice as necessary and at the expense of the Group.

The AC's duties include:

a) Reviewing with the external auditors the audit plan, the scope of the audits, the evaluation of the internal accounting controls, the audit reports and any matters which the external auditors wish to discuss (in the absence of Management, where necessary).

b) Reviewing the cost-effectiveness and the independence and objectivity of the external auditors. Where the auditors also supply a substantial volume of non-audit services to the Group, the AC keeps the nature and extent of such services under review, seeking to balance the maintenance of objectivity and value for money.

c) Reviewing with the internal auditors the internal audit plan, the scope and the results of internal audit procedures, and their evaluation of the overall internal control systems. The internal control systems include financial controls, operational and compliance controls and risk management policies and systems established by the Management. The AC should ensure that a review of the effectiveness of the Group's internal controls is conducted at least annually. Such review can be carried out by the internal and/or public accountants, provided that where the public accountant is also the external auditor of the Company, the AC should satisfy itself that the independence of the public accountant is not compromised by any other material relationship with the Group.

d) Reviewing the effectiveness of the Group's internal audit function.

e) Reviewing the assistance given by the Group's officers to the auditors.

f) Reviewing the significant financial reporting issues and judgements to ensure the integrity of the financial statements of the Group.

g) Reviewing the Group's quarterly and year-end financial statements prior to submission to the Board and/or release to SGX–ST, focusing on:
   - going concern assumption
   - compliance with accounting standards and regulatory requirements
   - any changes in accounting policies and practices
   - significant issues arising from the quarterly review and year-end audit
   - major judgmental areas.

   The Company has put in place procedures to ensure that the financial information from its operations are not false and misleading in order to increase the assurance level of the AC in its review of the quarterly financial statements. In addition, the Company has also obtained negative assurance confirmation from its various key business and operational/functional heads within the Organisation/Group that nothing has come to their attention that would render the financial results to be false or misleading.

h) Reviewing arrangements by which staff of the Company may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters. The AC ensures that arrangements are in place for the independent investigation of such matters and for appropriate follow-up action.

   To allow staff to raise concerns about improprieties, the Company has in place a whistle-blowing hotline managed by the Company's Internal Audit Department.

i) Making recommendations to the Board on the appointment, re-appointment and removal of the external auditors, and approving the remuneration and terms of engagement of the external auditors.

j) Meeting with the external auditors, and with the internal auditors, without the presence of the Management, at least annually.

k) Monitoring Interested Person Transactions and conflict of interest situations that may arise within the Group including any transaction, procedure or course of action that raises questions of management integrity. The AC is also required to ensure that Directors report such transactions quarterly via SGX-ST quarterly announcements and annually to shareholders via the Annual Report.

l) Undertaking any other functions agreed by the AC and the Board.

The AC conducts an annual review of the independence and objectivity of Ernst & Young, the Company's external auditors. For FY2006, the AC undertook a review of the volume of non-audit services provided by the external auditors to assess whether the nature and extent of those services might prejudice the independence and objectivity of the auditors. The AC was satisfied that such services did not affect the independence of the external auditors. The AC also reviewed the cost-effectiveness of the audit conducted by the external auditors.

The AC convened five meetings during the financial year with full attendance from all members. The attendees at these meetings included the Group CEO, Group Chief Financial Officer ("CFO"), Vice President of Group Finance and Group Internal Auditor. The external auditors attend these meetings, where required.

Internal Audit ("IA")

The IA's functions include assisting the AC and the Board in the evaluation of the internal controls, financial and accounting matters, compliance, business and financial risk management. The IA reports directly to the Chairman of the AC on audit matters, and to the CEO on administrative matters.

The AC reviews IA's reports on a quarterly basis. The AC also reviews and approves the annual IA plan and resources. The AC is satisfied that IA has adequate resources to perform its functions, and has appropriate standing within the Company.

iv. Executive Resource and Compensation Committee ("ERCC")

The ERCC performs critical roles in support of sound Corporate Governance principles in the areas of Board compensation and executive reward management.

In particular, it recommends to the Board a framework of remuneration for the Non-Executive Directors and members of the senior executive team (except CEO).

It has responsibility to ensure that appropriate recruitment, development and succession planning programmes are in place for the senior executives.

The ERCC is chaired by Mr James Connal Scotland Rankin, an Independent and Non-Executive Director. The other members, who are also Non-Executive and Independent, are Mr Cheng Wai Keung, Dr Friedbert Malt, Mr Yasumasa Mizushima, Mr Timothy Charles Harris and Mr Tan Pheng Hock (appointed on 26 December 2006).

In the delivery of its role, the principal responsibilities of the ERCC include:

- Endorsement of the reward philosophy, strategy and guiding principles relevant to NOL senior executives;
- Authorisation of all remuneration arrangements that involve the issuance of shares;
- Overall market positioning of the remuneration packages, individual base salaries and increases;
- Benefit entitlements (including retirement and pension arrangements);
- Service contracts for senior executives;
- Recruitment specifications and appointments;
- Development assignments; and
- Succession criteria and candidates.

In framing the Group's remuneration policy, the ERCC receives advice from external consultants.

Four meetings were convened by the ERCC during the financial year, with full attendance.

The remuneration for the Non-Executive Directors includes directors' fees and share options.

NOL Executive Remuneration Policy

The NOL remuneration strategy and policy was designed to ensure a strong linkage between company performance and individual reward elements. All policy matters on senior executive reward come under the purview of the ERCC.

For employees in the senior management group, their total annual remuneration is managed within a "total rewards" framework. This rewards framework is benchmarked against the external market that includes the Company's competitive market for talent, worldwide. Pay surveys, conducted by external consultants, are used to verify that the packages are competitively positioned.

Annual incentive bonuses are linked to the achievement of overall corporate, business unit and individual objectives. Performance shares are awarded on the basis of meeting financial goals and key performance indicators. Stock options are awarded on the demonstration of leadership competencies.

By aggressively managing the fixed cost elements of remuneration, such as salaries and benefits, the Group retains the necessary flexibility to stay competitive in a cyclical industry. This also enables NOL to adjust pay-at-risk components (such as bonuses and share plans) to appropriately reward, motivate and retain the top talent that it needs to drive success.

v. Enterprise Risk Management Committee ("ERMC")

The ERMC was established on 11 August 2005 for the purpose of guiding and providing direction on building up risk management capability within the NOL Group. Chaired by Mr Robert Holland, Jr, the other members of the ERMC are Messrs Christopher Lau Loke Sam, Timothy Charles Harris, Peter Wagner and Simon Claude Israel (appointed on 26 December 2006).

In 2006, the ERMC convened five meetings, which were fully attended.

vi. Approval Committee

The Approval Committee was established to endorse operational and procedural matters such as the appointment of proxies to attend Annual General Meetings in subsidiaries and associated companies within the Group, grant powers of attorney relating to appointment of agents to handle the business operations of the Group, and to authorise the affixing of the corporate seal.

The Committee currently consists of the Chairman and CEO, whose approvals are sought by way of resolutions-in-writing.

5. Communication with Shareholders

The Group values dialogue with its investors. The CEO and CFO hold discussions with the news media and analysts upon the announcement of the Company's second quarter and financial year-end results to the SGX-ST. Presentations are made, as appropriate, to explain the Group's strategy, performance and major developments. However, any information that may be regarded as undisclosed material information about the Group will not be given, without it being announced through SGXNET.

The Group has an investor relations team which communicates with its investors on a regular basis and attends to their queries. All registered shareholders of the Company receive the Annual Report and Notices of General Meetings. The Notices are also advertised in the newspaper and made available on the Company's website: www.nol.com.sg.

Whilst the Company's Articles currently provide for a limit of up to two proxies for all shareholders, including nominee companies, the Company has, in compliance with the spirit of the Code, allowed nominee companies to specify, in writing, the names of the beneficial shareholders of the Company who are attending the Company's General Meetings as observers. However, only one vote per shareholder is counted where voting is conducted via a show of hands.

At each AGM, the Company presents the progress and performance of the business and encourages shareholders to participate in the question and answer session. The CEO and the Chairmen of the NC, Exco, AC, ERCC and ERMC, and external auditors are available to respond to shareholders' questions during the meeting.

Each item of business included in the notice of the AGM is, where relevant, accompanied by an explanation of the effects of the proposed resolution. Detailed information is incorporated in the Annual Report and annexures that were circulated to shareholders together with the notice of meeting. Separate resolutions are proposed for substantially separate issues at the meeting.

6. Dealings in Securities

The Group has adopted internal codes in relation to the dealing of the Company's securities. Directors and officers of the Group are prohibited from trading in the Company's securities during the relevant blackout period prior to the announcement of the Company's quarterly and full year results, in accordance with the guidelines set out by the SGX-ST from time to time. They are also not expected to deal in the Company's securities on considerations of a short-term nature. In addition, Directors and officers of the Company are required, at all times, to observe the insider trading rules outlined in the Securities and Futures Act.

To enable the Company to monitor such transactions, Directors of the Company are required to report to the Company Secretary within 24 hours of any dealing in the Company's securities. All securities transactions reported by Directors are disclosed publicly within the stipulated notice period.

7. Interested Person Transactions

The Company has also put in place an internal procedure to track Interested Person Transactions ("IPTs") of the Company. The Corporate Finance Department is in charge of keeping a register of the Company's IPTs. All IPTs are disclosed in the Company's Annual Report.

Interested Person Transactions

For the Financial Year Ended 29 December 2006

Aggregate value of all transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual	**2006* US$'000**	**2005 US$'000**
Transactions for the Purchase of Goods and Services		
Keppel Shipyard Limited and its associates	13,044	9,369
Keppel Telecommunications & Transportation Ltd and its associates	650	–
PSA Corporation Limited and its associates**	123,363	88,108
Sembcorp Marine Ltd and its associates	2,725	1,787
Singapore Petroleum Company Limited and its associates	24,252	–
Singapore Technologies Engineering Ltd and its associates	72	–
Temasek Capital (Private) Limited and its associates	72	–
Transactions for the Leasing-in of Assets		
Sembcorp Marine Ltd and its associates	4,175	4,009
Transactions for the Sale of Goods and Services		
Keppel Telecommunications & Transportation Ltd and its associates	401	–
PSA Corporation Limited and its associates	2,078	–
SembCorp Marine Ltd and its associates	118	–
SembCorp Industries Ltd and its associates	64	–
Singapore Food Industries and its associates	90	–

Aggregate value of all transactions during the financial year under review (excluding transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual) pursuant to Rule 907 of the SGX-ST Listing Manual	**2006* US$'000**	**2005 US$'000**
Transactions for the Purchase of Goods and Services		
Keppel Telecommunications & Transportation Ltd and its associates	–	667
PSA Corporation Limited and its associates**	–	16,639
Singapore Petroleum Company Limited and its associates	–	32,466
Transactions for the Sale of Goods and Services		
Keppel Telecommunications & Transportation Ltd and its associates	–	1,073
PSA Corporation Limited and its associates	–	1,575
Sembcorp Marine Ltd and its associates	–	257
SembCorp Industries Ltd and its associates	–	239
SNP Corporation Ltd and its associates	–	110

The above relates to cumulative value of transactions (inclusive of GST) more than S$100,000.

* The transactions for 2006 were collated based on the Shareholders' Mandate for Interested Person Transactions as approved by shareholders during the Annual General Meeting on 19 April 2006.

** Includes purchases from subsidiaries of PSA International Pte Ltd.

Analysis of Shareholdings

As at 9 March 2007

Issued and Fully Paid-Up Capital:	S$1,568,662,386
Number of Shares Issued:	1,459,484,747
Class Of Shares:	Ordinary Shares
Voting Rights:	One Vote Per Share

Size of Shareholdings	Number of Shareholders	% of Shareholders	Number of shares	% of Shares
1 – 999	358	2.98	141,164	0.01
1,000 – 10,000	10,587	88.26	31,277,222	2.15
10,001 – 1,000,000	1,032	8.60	43,238,977	2.96
1,000,001 & Above	19	0.16	1,384,827,384	94.88
Total	11,996	100.00	1,459,484,747	100.00

Breakdown of Shareholders	Number of Shares	% of Shares
Local	1,099,700,668	75.35
Foreign	359,784,079	24.65

Top 20 Registered Shareholders as at 9 March 2007	Number of Shares	% of Shares
Lentor Investments Pte Ltd	585,192,970	40.10
Temasek Holdings (Private) Limited	383,465,362	26.27
DBS Nominees Pte Ltd	127,574,912	8.74
Citibank Nominees S'pore Pte Ltd	71,290,461	4.88
HSBC (Singapore) Nominees Pte Ltd	57,794,745	3.96
Raffles Nominees Pte Ltd	39,162,896	2.68
DBSN Services Pte Ltd	30,286,072	2.08
Startree Investments Pte Ltd	24,871,000	1.70
Morgan Stanley Asia (S'pore) Securities Pte Ltd	20,290,477	1.39
United Overseas Bank Nominees Pte Ltd	15,216,241	1.04
DB Nominees (S) Pte Ltd	7,527,715	0.52
Merrill Lynch (S'pore) Pte Ltd	6,527,805	0.45
Gan Teck Yeow Sdn Bhd	4,500,000	0.31
OCBC Nominees Singapore Pte Ltd	2,717,891	0.19
Mitsui and Co Ltd	2,699,000	0.18
Lo Kai Leong @ Loh Kai Leong	1,942,000	0.13
Cheok Soo Yew	1,450,000	0.10
Kim Eng Securities Pte Ltd	1,218,000	0.08
Phillip Securities Pte Ltd	1,099,837	0.08
Societe Generale S'pore Branch	969,714	0.07
Total	1,385,797,098	94.95

Substantial Shareholder	Direct Interest	Deemed Interest*
Temasek Holdings (Private) Limited	383,465,362	612,043,970

* Interest of substantial shareholder is also deemed through its subsidiaries and associated companies.

Shareholding in the Hands of the Public

The percentage of shareholdings in the hands of the public is approximately 31.69% and hence the Company has complied with Rule 723 of the SGX-ST Listing Manual, which states that an issuer must ensure that at least 10% of its equity securities is at all times held by the public.

Cheng Wai Keung, Chairman

Mr Cheng Wai Keung is Chairman of the NOL Board and a Director of other Group subsidiary companies, including APL. He is also Chairman of the NOL Board Executive Committee and a member of the Nominating Committee and the Executive Resource and Compensation Committee. Mr Cheng is concurrently the Chairman and Managing Director of Wing Tai Holdings Limited, and Vice Chairman of Singapore-Suzhou Township Development Pte Ltd. He also holds directorships in several public and private companies, both locally and overseas, including GP Batteries International Ltd, Media Asia Entertainment Group Ltd and China-Singapore Suzhou Industrial Park Development Co. Ltd. Mr Cheng was awarded the Public Service Star (BBM) in 1987 and the Public Service Star (Bar) (BBM-Lintang) in 1997 by the Government of Singapore. He was re-appointed Justice of The Peace (JP) by the President of the Republic of Singapore in 2005. Mr Cheng graduated with a Bachelor of Science degree from Indiana University and holds a Masters in Business Administration from the University of Chicago, US.

Friedbert Malt, Vice Chairman

Dr Friedbert Malt is Vice Chairman of the NOL Board and a member of the NOL Board Executive Committee and the Executive Resource and Compensation Committee. Dr Malt also serves on the Board of TUV Rheinland of North America, a global leader in independent testing and assessment services. He taught finance as a lecturer at the University of Hamburg, Germany and has held various international responsibilities, including as a member of the Executive Board of DG Bank (now DZ Bank AG) until the end of 2001. Dr Malt brings valuable insights and experience in international finance to NOL Group. He has served on many Supervisory Boards of various international financial institutions.

Ang Kong Hua, Vice Chairman

Mr Ang Kong Hua joined the NOL Board in 2003 as a Vice Chairman and is Chairman of the Nominating Committee and a member of the Board's Executive Committee. He is Executive Director of NATSTEEL Ltd, a listed Singapore-based manufacturing group. Before joining NATSTEEL in 1975, he was with Singapore's Economic Development Board and The Development Bank of Singapore. Mr Ang also serves on the Boards of DBS Bank Limited, k1 Ventures Limited and the Government of Singapore Investment Corporation.

Thomas Held, Executive Director

Dr Thomas Held joined the NOL Board in November 2006 as Group President and Chief Executive Officer. Dr Held was previously CEO of Schenker AG, one of the world's leading providers of integrated logistics services, from January 2003 to January 2006. He joined Schenker in January 1997 and became a member of its Management Board at that time. Prior to his appointment as Schenker's CEO, he served as its Chief Financial Officer and for a period of six years was also its Chief Information Officer. From 1987 to 1996 he worked with automotive component supplier Robert Bosch GmbH in Stuttgart, Germany. Dr Held graduated in economics and obtained a Ph.D at the University of Bonn in Germany.

Yasumasa Mizushima, Director

Mr Yasumasa Mizushima joined the NOL Board in 2002 after his retirement from the position of President and Chief Executive of Sony Logistics, a global business with one of the most extensive supply chains in the world. Mr Mizushima is a member of the Executive Resource and Compensation Committee. He has more than 40 years' experience in building supply chain networks including establishing and heading Sony GmbH, Sony Corporation's subsidiary in Germany. He retired from Sony Corporation in June 2006 after completing terms as a Member of the Board and Executive Vice President and Corporate Advisor. He also holds the positions of: Professor of the Tama Graduate School of Management and Information Sciences in Tokyo, Japan; the Managing Director of its Institute of Supply Network Management and Strategy; Honorary Professor of the Universiti Tunku Abdul Rahman, Malaysia; and Director of the International Association of Ports and Harbors Head Office Maintenance Foundation in Tokyo.

James Connal Scotland Rankin, Director

Banking and human resources specialist Mr Connal Rankin joined the NOL Board in 2002. He was appointed Chairman of the Executive Resource and Compensation Committee in June 2003 and is a member of the Nominating Committee. Mr Rankin retired from a 45 year career with HSBC Holdings plc at the end of 2005. During his career with HSBC he undertook numerous international postings, including in Brunei, Australia, Canada, the Philippines, Saudi Arabia and Hong Kong. He was a Group General Manager and CEO of HSBC Singapore from 1995 to 2000.

Robert Holland Jr, Director

US business consultant Mr Robert Holland, Jr joined the NOL Board in January 2004 as a member of the Audit Committee and was appointed Chairman of the Enterprise Risk Management Committee in August 2005. Mr Holland is currently a General Partner and Industry Specialist with private equity firm Williams Capital Partners. Previously, he was the sole owner and served as Chairman and CEO of WorkPlace Integrators, one of the largest Steelcase office furniture dealerships in the United States. He was formerly President and CEO of ice cream maker Ben & Jerry's and spent several years as a partner with McKinsey & Company. His current directorships include Carver Federal Savings Bank, a community-based bank headquartered in Harlem, New York; printing solutions company Lexmark International; and the world's largest quick-serve restaurant company, Yum! Brands Inc., which operates a number of leading global food brands.

Christopher Lau Loke Sam, Director

Senior Counsel and Chartered Arbitrator Mr Christopher Lau joined the NOL Board in May 2004 as a member of the Audit Committee and was appointed to NOL's Enterprise Risk Management Committee in 2005. He became Chairman of the Audit Committee in April 2006. Mr Lau is a former Judicial Commissioner of the Supreme Court of Singapore and is currently a consultant with law firm Alban Tay Mahtani & de Silva. He has more than 30 years' experience in maritime and commercial law and is a member of the Governing Board of the International Maritime Law Institute of the International Maritime Organisation. Mr Lau also serves as an arbitrator both in Singapore and internationally, belonging to the Singapore Institute of Arbitrators, Singapore Chamber of Maritime Arbitration and a number of international arbitration organisations.

Timothy Charles Harris, Director

Mr Timothy Harris joined the NOL Board in 2005 as a Member of the Executive Resource and Compensation Committee and the NOL Enterprise Risk Management Committee. Mr Harris was appointed Chief Executive Officer of P&O Nedlloyd Container Line Limited in 1996, following the merger of P&O Containers Limited and Nedlloyd Lines BV. He led the company until 2000. He also served on the P&O Board from 1986, managing the company's cruise interests as both Chairman and CEO. He was also Chairman of Box Club, the International Council of Containership Operators, from 1995 to 2000. Mr Harris was created a Commander of the British Empire (CBE) in the United Kingdom's 1996 New Year's Honours. His current appointments include chairing the marine services company, James Fisher and Sons and leading ship broking firm, Clarkson.

Peter Wagner, Director

Mr Peter Wagner joined the NOL Board in 2005 as a member of the Audit Committee and the NOL Enterprise Risk Management Committee. Mr Wagner has held senior positions at logistics companies in Switzerland, Germany and the United States over the past 25 years. He was on the Management Board for Deutsche Post AG from 1999 to 2001 where he oversaw worldwide logistics activities. He was appointed Chief Financial Officer (1989) and Chief Executive Officer (1996) of Danzas Holding AG, Switzerland. Mr Wagner is a certified public accountant and has completed an Executive Program in Business Administration (EPBA) from Columbia Business School, New York. Currently he is Vice Chairman of Wild Group Management AG, Zug, a member of the Board of Directors of finance group, Kaiser Ritter Partner Holding AG and its subsidiary, Serica Bank AG, domiciled in Vaduz, Principality of Liechtenstein, and of 3i Infrastructure Ltd., a stock quoted company at the London Stock Exchange. Mr Wagner was previously Chairman of Vontobel Bank AG and Vontobel Holding AG, one of the leading banks in Switzerland.

Bobby Chin Yoke Choong, Director

Mr Bobby Chin joined the NOL Board in December 2006 as a Member of the Audit Committee. He was the managing partner of KPMG Singapore from 1992 until his retirement from the firm in September 2005. Mr Chin is Chairman of the Singapore Totalisator Board and of Changi Airports International Pte Ltd. He is also a director of several listed companies, including Oversea-Chinese Banking Corporation Ltd. and The Straits Trading Company Ltd. Mr Chin serves on the Board of Trustees of Singapore Management University and the Singapore Indian Development Association.

Simon Claude Israel, Director

Mr Simon Israel joined the NOL Board in December 2006 as a Member of the Enterprise Risk Management Committee. He was appointed a member of the NOL Board Executive Committee in February 2007. He has been an Executive Director of Temasek Holdings (Private) Limited, the Singapore-headquartered investment firm, since July 2006. Previously, Mr Israel spent 10 years as Chairman Asia Pacific of the Danone Group and as a member of that group's Executive Committee. Prior to this, he worked across the Asia Pacific region in a 22-year career with Sara Lee Corporation. Mr Israel chairs the Singapore Tourism Board, is a director of Singapore Telecommunications Ltd, Fraser and Neave Ltd and Asia Financial Holdings Pte Ltd. He also sits on the Business Advisory Board of the Lee Kong Chian School of Business at Singapore Management University.

Tan Pheng Hock, Director

Mr Tan Pheng Hock joined the NOL Board in December 2006 as a Member of the Executive Resource and Compensation Committee. Mr Tan has been President and CEO of publicly listed Singapore Technologies Engineering Ltd since 2002. He is also a director of SembCorp Marine Ltd, and is Chairman of the Board of Governors of Nanyang Polytechnic and Deputy Chairman of the Singapore Workforce Development Agency. Mr Tan began his career with the ST Group in 1981 as an engineer in its marine division after graduating with first class honours in marine engineering from the University of Surrey, UK. He also holds a Master of Science (Management) from Stanford University, US.

The following information covering NOL Group's Key Executives is provided as required by Rule 1207(4)(c).

Group Executive Team*

Thomas Held, Group President and Chief Executive Officer

Details for Executive Director Thomas Held are provided on page 39 of this Annual Report.

Cedric Foo, Group Deputy President and Chief Financial Officer, NOL Group

Cedric Foo was appointed Group Deputy President in April 2005 and assumed the responsibilities of Chief Financial Officer in January 2007. He oversees NOL Group's finance, human resources and corporate planning activities. Prior to joining NOL in 2005, Mr Foo was Singapore's Minister of State in both the Ministry of Defence and the Ministry for National Development. He served as Senior Vice President at Singapore Airlines from 2000 to 2002. Mr Foo previously worked at NOL from 1985 to 2000 and was Executive Vice President of Corporate Finance from 1997 to 2000. A Member of Singapore's Parliament since November 2001, Mr Foo serves as Chairman of the Public Accounts Committee and the Government Parliamentary Committee for Transport. He has also been Chairman of SPRING (Standards, Productivity and Innovation Board) Singapore since April 2003. In January 2007, Mr Foo was appointed Deputy Chairman of Singapore's JTC Corporation, a leading provider of industrial space solutions. Mr Foo holds a Bachelor of Science in Engineering (Naval Architecture and Marine Engineering) from the University of Michigan and a Master of Science (Ocean Systems Management) from Massachusetts Institute of Technology (MIT).

Ron Widdows, Chief Executive Officer, APL

Ron Widdows was appointed CEO of APL in January 2003. In this role he has responsibility for the commercial, financial and operational activities of the APL liner organisation. In his previous role of Executive Vice President, Global Operations and Network, he was responsible for the day-to-day operations of APL's liner business, including the line-haul and feeder fleets, global equipment management, procurement, terminals and alliance relationships. Mr Widdows has held senior executive roles in Asia, the United States and Canada, with a particular focus on operations. He previously held the positions of APL Senior Vice President, Liner Operations and Senior Vice President responsible for APL Americas Operations and Logistics, which included management of US West Coast terminal operator company Eagle Marine Services and the Stacktrain Services subsidiary. Mr Widdows has over 35 years' experience in the shipping industry, including more than 25 years with APL.

Brian Lutt, President, APL Logistics

Brian Lutt was appointed President of APL Logistics in October 2005 and is responsible for overseeing the NOL Group's logistics operations and managing the growth of APL Logistics globally. He has worked with the NOL Group since 1983. Prior to his current appointment, Mr Lutt was NOL's Regional President – Asia/Middle East, responsible for the Group's liner and logistics business operations in this key geography. Before moving to Singapore in 2003, Mr Lutt was based in Shanghai as President Greater China managing NOL Group's liner business operations and developing strategy for APL Logistics' expansion in the Greater China market. He was previously Senior Vice President Asia-Europe responsible for trade management teams in Singapore and London. Mr Lutt has also managed business units in South East and North Asia during his career, holding a variety of senior management positions in Singapore, Thailand and Japan. He holds a Bachelor's degree in International Relations/Political Economics from San Francisco State University.

Wu Choy Peng, Group Chief Information Officer, NOL Group

Wu Choy Peng joined the NOL Group as Chief Information Officer in July 2006. Her responsibilities include overseeing strategy development, design and implementation of a broad range of information systems and processes and ensuring streamlined and standardised day-to-day business processes for the Group's customers worldwide. Ms Wu previously worked for 19 years with the Singapore Government in a wide variety of IT management roles. Prior to joining NOL, Ms Wu was the Singapore Government's Chief Information Officer for six years, also holding the position of Deputy Chief Executive (Industry) of the Infocomm Development Authority of Singapore. Ms Wu holds Bachelor of Science and Master of Science degrees from the University of Michigan, Ann Arbor.

* All members of the Group Executive Team are based in NOL Group's head office in Singapore.

Regional Presidents

David Appleton, President, Europe, NOL Group

David Appleton was appointed President, Europe in 2004 and is responsible for overseeing NOL Group activities and long-term growth in both container transportation and end-to-end supply chain services in the Europe region and the former Soviet Union. Previously he held the roles of President APL Europe and Vice President, Sales and Marketing, APL Europe. Prior to that he was responsible for the Trans-Atlantic trade management team, located in London and New Jersey. Mr Appleton has more than 25 years' experience in the transport industry. Prior to joining APL in 1999, he spent 12 years with Sea-Land Service where he held a variety of senior management positions, including general manager and managing director roles in the United States, UK and Ireland and the former Soviet Union. During this time, he was also involved in the management of joint venture activities in Russia and a ship owning entity in the UK. Mr Appleton holds a B.Sc. Honours Degree in Maritime Studies and is a member of the Chartered Institute of Logistics and Transport. He is based in Uxbridge, UK.

John Bowe, President, Americas, NOL Group

John Bowe oversees NOL Group's businesses in the US, Canada and Latin America and is responsible for operations and long-term growth in both container transportation and end-to-end supply chain services in the region. Mr Bowe joined APL in 1987 and has more than 30 years' experience in the shipping industry in a wide variety of positions, including regional management, operations and network roles. Prior to being appointed President, Americas in 2004, he was Vice President and Managing Director for APL in Hong Kong and South China. Mr Bowe has also served as Vice President, Liner Planning, Vice President, Worldwide Logistics and Managing Director, West Asia with APL. He is based in Oakland, California.

Kenneth Glenn, President, South Asia, NOL Group

Kenneth Glenn was appointed Senior Vice President, South Asia and Managing Director India in October 2005 and became President South Asia in August 2006. His responsibilities include the NOL Group operations in India, Pakistan, Sri Lanka, Bangladesh, Nepal and Afghanistan. Mr Glenn was previously Senior Vice President of APL's Asia-Europe liner trade. He joined NOL in 2000 after 23 years with Sea-Land Service and CSX Lines during which he held a variety of senior management positions in geographic and trade roles. Mr Glenn has nearly 30 years' experience in the shipping and maritime industry, during which he has lived in the United States, Hong Kong, United Kingdom, Russia and Singapore. He is now based in Mumbai, India.

Jim McAdam, President, Asia/Middle East, NOL Group

Jim McAdam was appointed President, Asia/Middle East in September 2006 and is responsible for NOL Group's liner shipping and logistics operations across Japan, Korea, Australasia, the ASEAN countries and the Middle East. Previously he was Senior Vice President Business Solutions, with responsibility for developing and implementing global supply-chain capabilities for the NOL Group. He joined NOL in 1999 as Vice President and Managing Director North Asia, based in Tokyo. Prior to that, he was Director International Operations with Menlo Logistics in the US. Earlier in his career, Mr McAdam worked with APL from 1984 to 1996, holding senior management positions in Japan, Thailand and the US. He has more than 20 years' experience in the transportation and logistics industry, including more than 13 years of Asia-based assignments. He holds a Bachelor's Degree in Finance from Michigan State University and a Masters Degree in Asian Political Economics from the University of San Francisco. He is based in NOL Group's head office in Singapore.

Daniel Ryan, President, Greater China, NOL Group

Daniel Ryan was appointed President, Greater China in August 2006. He leads NOL Group businesses in China, Hong Kong, Chinese Taiwan and Macau, and is responsible for APL and APL Logistics operations across the region. Previously, from 2004, he held the role of Vice President and Managing Director Hong Kong and South China. Mr Ryan began his career with the company in 1987 as a financial analyst and has served in a range of senior roles including President, APL Logistics Europe, President, APL Middle East/Africa and Managing Director, Indonesia. He has a broad-ranging background in sales and marketing and liner trade management, as well as business development and logistics planning, and has lived and worked in Hong Kong, the US, Europe, Indonesia and Dubai as well as China. Mr Ryan holds a Bachelor's degree from California State University, Sacramento and an MBA from the University of Notre Dame in Indiana. He is based in Shanghai, China.

Summary Financial Statements

Important Note

The summary financial statements as set out on pages 46 to 69 contain only a summary of the information in the Directors' Report, a summary of the financial statements of the Company's Full Financial Report and information required under the Companies (Summary Financial Statement) Regulations 1995. They do not contain sufficient information to allow for a full understanding of the results of the Group and the state of affairs of the Company and the Group.

For further information, the full financial statements, the auditors' report on those statements and the directors' report in the Full Financial Report should be consulted. Shareholders may request a copy of the Full Financial Report at no cost. Please use the Request Slip available with this Summary Report.

Directors

The Directors of the Company in office at the date of this report are:

Cheng Wai Keung	*(Chairman)*
Friedbert Malt	*(Vice Chairman)*
Ang Kong Hua	*(Vice Chairman)*
Thomas Held	*(Group President & Chief Executive Officer)* *(Appointed on 1 November 2006)*
Yasumasa Mizushima	
James Connal Scotland Rankin	
Robert Holland, Jr	
Christopher Lau Loke Sam	
Timothy Charles Harris	
Peter Wagner	
Bobby Chin Yoke Choong	*(Appointed on 26 December 2006)*
Simon Claude Israel	*(Appointed on 26 December 2006)*
Tan Pheng Hock	*(Appointed on 26 December 2006)*

Principal Activities

The principal activities of the Company are those of investment holding and the ownership and charter of shipping vessels, including participation in ventures related to these activities.

The principal activities of the subsidiaries are:

i) investment holding and the ownership and charter of shipping vessels and other related assets;
ii) the provision of transportation services for containerised cargo in the global markets;
iii) the provision of supply chain management, warehousing, distribution and customer logistics solutions (by way of a global network of services spanning ocean, air and overland operations) to customers;
iv) participation in ventures related to the activities listed under (i), (ii) and (iii) above; and
v) the provision of other related and complementary services including ship management, engineering and repairs to customers.

The Group also engages in other incidental activities such as the sales and disposals of shipping vessels, containers and related assets as well as non-core properties and assets from time to time.

There have been no significant changes in the nature of these activities during the financial year.

Arrangements to Enable Directors to Acquire Shares and Debentures

Neither at the end of nor at any time during the financial year was the Company a party to any arrangement whose object was to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, other than as disclosed under "Share Options and Performance Shares" on pages 47 to 51.

Share Options and Performance Shares

Share options under the NOL Share Option Plan ("NOL SOP") are granted to Directors and employees of the Group. These options are granted at the average closing market price of the shares for the three trading days immediately preceding the grant date. Individual awards to employees take into consideration the job level, performance and leadership potential of the employee. Pursuant to the terms of the NOL SOP, share options will vest after a specified number of years from the grant date.

Performance shares under the Performance Share Plan ("PSP") are awarded to key executives conditional upon the Group meeting or exceeding a prescribed financial target condition during the performance period, and also conditional on the participants meeting their performance conditions. Pursuant to the terms of the PSP, performance shares will vest after a specified number of years from the end of the performance period.

The Executive Resource and Compensation Committee ("ERCC") is responsible for administering the NOL SOP and PSP. The ERCC currently comprises six Non-Executive Directors: James Connal Scotland Rankin (Chairman), Cheng Wai Keung, Friedbert Malt, Yasumasa Mizushima, Timothy Charles Harris and Tan Pheng Hock (appointed on 26 December 2006).

Details of options granted, adjusted, exercised and cancelled (due to staff resignation or expiry of options) under the NOL SOP during the financial year ended 29 December 2006 were as follows:

Share Options	**(a)**	**(b)**	**(c)**	**(d)**	**Total**
Date option granted	31/12/04	31/12/04	13/3/06	13/3/06	
Exercise period					
From	31/12/05	31/12/05	13/3/07	13/3/07	
To	30/12/09	30/12/14	12/3/11	12/3/16	
Exercise price per option	S$2.06[1]	S$2.06[1]	S$2.20	S$2.20	
Number of options outstanding as at 31 December 2005	641,000	15,597,000	–	–	16,238,000
During the financial year					
– Options granted	–	–	581,000[2]	22,350,000[2]	22,931,000
– Options reinstated	–	25,000	–	–	25,000
– Options exercised	–	(2,534,000)	–	–	(2,534,000)
– Options cancelled	–	(748,000)	–	(1,568,000)	(2,316,000)
Balance as at 29 December 2006	641,000	12,340,000	581,000	20,782,000	34,344,000
Directors' Interests:					
29 December 2006					
– Cheng Wai Keung	129,000	–	126,000	–	255,000
– Friedbert Malt	64,000	–	63,000	–	127,000
– Ang Kong Hua	64,000	–	63,000	–	127,000
– Yasumasa Mizushima	48,000	–	47,000	–	95,000
– James Connal Scotland Rankin	48,000	–	47,000	–	95,000
– Robert Holland, Jr	48,000	–	47,000	–	95,000
– Christopher Lau Loke Sam	48,000	–	47,000	–	95,000
– Timothy Charles Harris	–	–	47,000	–	47,000
– Peter Wagner	–	–	47,000	–	47,000

Details of previously unvested options granted prior to 15 September 2004 were not disclosed above. Refer to footnote 3 on page 49 for more details.

Details of options granted to the Directors of the Company under the NOL SOP up to 29 December 2006 were as follows:

Name of Directors	**Granted in financial year ended 29 December 2006**	**Aggregate granted since commencement of the NOL SOP to 29 December 2006**	**Aggregate exercised since commencement of the NOL SOP to 29 December 2006**	**Aggregate outstanding as at 29 December 2006**
Cheng Wai Keung	126,000	455,000	(200,000)	255,000
Friedbert Malt	63,000	227,000	(100,000)	127,000
Ang Kong Hua	63,000	167,000	(40,000)	127,000
Yasumasa Mizushima	47,000	155,000	(60,000)	95,000
James Connal Scotland Rankin	47,000	155,000	(60,000)	95,000
Robert Holland, Jr	47,000	95,000	–	95,000
Christopher Lau Loke Sam	47,000	95,000	–	95,000
Timothy Charles Harris	47,000	47,000	–	47,000
Peter Wagner	47,000	47,000	–	47,000

1 In accordance with the modified rules of the NOL SOP approved by shareholders at the Extraordinary General Meeting ("EGM") held on 3 January 2006, and the advice of the independent financial advisor, the exercise price of the outstanding share options under the NOL SOP was reduced by S$0.92 to S$2.06 as a result of the capital reduction and cash distribution exercise.

2 From the date of grant, one third of the share options granted will each vest on 13 March 2007, 13 March 2008 and 13 March 2009.

Share Options and Performance Shares (continued)

Details of options granted, adjusted, exercised and cancelled (due to staff resignation or expiry of options) under the NOL SOP during the financial year ended 30 December 2005 were as follows:

Share Options	(a)	(b)	(c)	(d)	(e)	(f)
Date option granted	03/05/00	19/10/00	26/03/01	19/10/01	19/10/01	18/10/02
Exercise period[3]						
From	03/05/01	19/10/01	26/03/02	19/10/02	19/10/02	18/10/03
To	14/03/05	14/03/05	14/03/05	14/03/05	14/03/05	14/03/05
Exercise price per option	S$1.52	S$1.37	S$1.30	S$1.00	S$1.00	S$1.00
Number of options outstanding as at 1 January 2005	10,500	142,000	-	70,000	78,000	277,500
During the financial year						
– Options granted[5]	–	–	–	–	–	–
– Options exercised	(500)	(112,000)	–	(70,000)	(78,000)	(257,500)
– Options cancelled	(10,000)	(30,000)	–	–	–	(20,000)
Balance as at 30 December 2005	–	–	–	–	–	–
Directors' Interests:						
30 December 2005						
– Cheng Wai Keung	–	–	–	–	–	–
– Friedbert Malt	–	–	–	–	–	–
– Ang Kong Hua	–	–	–	–	–	–
– David Lim Tik En	–	–	–	–	–	–
– Yasumasa Mizushima	–	–	–	–	–	–
– James Connal Scotland Rankin	–	–	–	–	–	–
– Willie Cheng Jue Hiang	–	–	–	–	–	–
– Robert Holland, Jr	–	–	–	–	–	–
– Christopher Lau Loke Sam	–	–	–	–	–	–

Details of options granted to the Directors of the Company under the NOL SOP up to 30 December 2005 were as follows:

Name of Directors	Granted in financial year ended 30 December 2005	Aggregate granted since commencement of the NOL SOP to 30 December 2005	Aggregate exercised since commencement of the NOL SOP to 30 December 2005	Aggregate outstanding as at 30 December 2005
Cheng Wai Keung	–	329,000	(200,000)	129,000
Friedbert Malt	–	164,000	(100,000)	64,000
Ang Kong Hua	–	104,000	(40,000)	64,000
David Lim Tik En	–	1,160,000	(600,000)	560,000
Yasumasa Mizushima	–	108,000	(60,000)	48,000
James Connal Scotland Rankin	–	108,000	(60,000)	48,000
Willie Cheng Jue Hiang	–	78,000	(30,000)	48,000
Robert Holland, Jr	–	48,000	-	48,000
Christopher Lau Loke Sam	–	48,000	-	48,000

[3] Following the acquisition of more than 50% of the Company's shares on 15 September 2004 by Temasek Holdings (Private) Limited and its subsidiaries, all previously unvested options granted prior to 15 September 2004 became vested on the same day, in accordance with the rules of the NOL SOP. In addition, such vested options unexercised within six months from 15 September 2004 subsequently lapsed on 15 March 2005. As a result, options granted on the same date with different option terms would have the same exercise periods.

[4] In accordance with the modified rules of the NOL SOP approved by shareholders at the EGM held on 3 January 2006, and the advice of the independent financial advisor, the exercise price of the outstanding share options under the NOL SOP was reduced by S$0.92 to S$2.06 as a result of the capital reduction and cash distribution exercise.

[5] No share options were granted in the financial year 2005.

(g)	(h)	(i)	(j)	(k)	(l)	Total
07/11/02	19/12/02	17/11/03	17/11/03	31/12/04	31/12/04	
07/11/03	19/12/03	15/09/04	15/09/04	31/12/05	31/12/05	
14/03/05	14/03/05	14/03/05	14/03/05	30/12/09	30/12/14	
S$1.00	S$1.00	S$2.14	S$2.14	S$2.98[4]	S$2.98[4]	
–	140,000	250,000	1,018,000	641,000	17,104,000	19,731,000
–	–	–	–	–	–	–
–	(140,000)	(250,000)	(964,000)	–	–	(1,872,000)
–	–	–	(54,000)	–	(1,507,000)	(1,621,000)
–	–	–	–	641,000	15,597,000	16,238,000
–	–	–	–	129,000	–	129,000
–	–	–	–	64,000	–	64,000
–	–	–	–	64,000	–	64,000
–	–	–	–	–	560,000	560,000
–	–	–	–	48,000	–	48,000
–	–	–	–	48,000	–	48,000
–	–	–	–	48,000	–	48,000
–	–	–	–	48,000	–	48,000
–	–	–	–	48,000	–	48,000

Share Options and Performance Shares (continued)

The Directors' interests in the share options of the Company as at 19 January 2007 were the same as at 29 December 2006.

Pursuant to provisions of the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST") and the Singapore Companies Act, in addition to information disclosed elsewhere in the report, it is reported that:

(i) Except as disclosed on page 48, no options were granted by the Company or any subsidiary during the financial year and there were no other unissued shares under option at the end of the financial year.

(ii) No options were granted to controlling shareholders or their associates, or directors and employees of the parent group.

(iii) No employee has received 5% or more of the total number of options available under the NOL SOP.

(iv) No options have been granted at a discount during the financial year.

Subject to the terms and conditions of the PSP, the following table sets forth the number of performance shares awarded, vested and cancelled during the financial year ended 29 December 2006:

Performance Shares	**(a)**	**(b)**	**(c)**	**Total**
Performance period				
From	27/12/03	01/01/05	31/12/05	
To	31/12/04	30/12/05	29/12/06[6]	
Number of shares outstanding as at 31 December 2005	1,412,000	–	–	1,412,000
During the financial year				
– Shares awarded	351,758[7]	4,234,000	–	4,585,758
– Shares vested	(470,664)[8]	–	–	(470,664)
– Shares cancelled	(195,979)	(330,000)	–	(525,979)
Outstanding balance as at 29 December 2006	1,097,115[8]	3,904,000[9]	–	5,001,115
Director's Interests:				
30 December 2005				
– David Lim Tik En	307,000	–	–	307,000

Details of performance shares awarded to a Director of the Company under the PSP up to 30 December 2005 were as follows:

Name of Director	**Awarded in financial year ended 30 December 2005**	**Aggregate awarded since commencement of the PSP to 30 December 2005**	**Aggregate vested since commencement of the PSP to 30 December 2005**	**Aggregate outstanding as at 30 December 2005**
David Lim Tik En	–	307,000	–	307,000

[6] Performance shares for the performance period 31 December 2005 to 29 December 2006 will be awarded in 2007 after the announcement of the financial year 2006 annual results, upon review and approval by the ERCC.

[7] In accordance with the modified rules of the PSP approved by shareholders at the EGM held on 3 January 2006, and the advice of the independent financial advisor, additional 351,758 shares were awarded under the PSP to holders of the outstanding awards as a result of the capital reduction and cash distribution exercise.

[8] From the end of the performance period, one-third of the performance shares awarded have vested on 2 January 2006. The remaining two-thirds will each vest on 2 January 2007 and 2 January 2008.

[9] From the end of the performance period, one-third of the performance shares awarded will each vest on 2 January 2007, 2 January 2008 and 2 January 2009.

Directors' Interests in Shares or Debentures

According to the register of Directors' shareholdings, none of the Directors holding office at the end of the financial year had any interest in the share capital or debentures of the Company except as follows:

	Ordinary shares			
	Holdings registered in name of Director or nominee		Holdings in which a Director is deemed to have an interest	
	At 29/12/06	At 31/12/05 or date of appointment, if later	At 29/12/06	At 31/12/05 or date of appointment, if later
Cheng Wai Keung	1,250,000	250,000	–	–
Friedbert Malt	40,000	40,000	–	–
Ang Kong Hua	40,000	40,000	–	–
James Connal Scotland Rankin	60,000	60,000	–	–
Robert Holland, Jr	27,000	27,000	–	–
Peter Wagner	30,000	–	–	–
Bobby Chin Yoke Choong	–	–	16,851	16,851

Details of the Directors' interests in the share options granted under the NOL SOP and performance shares awarded under the PSP have been separately disclosed under "Share Options and Performance Shares" on pages 47 to 51.

The Directors' interests in the share capital of the Company as at 19 January 2007 were the same as at 29 December 2006, except for Robert Holland, Jr, whose holdings registered in his own name was 77,000 shares.

According to the register of Directors' shareholdings, none of the Directors holding office at the end of the financial year had any interest in the share capital or debentures of related corporations except as follows:

	Holdings registered in name of Director or nominee		Holdings in which a Director is deemed to have an interest	
	At 29/12/06	At 31/12/05 or date of appointment, if later	At 29/12/06	At 31/12/05 or date of appointment, if later
Chartered Semiconductor Manufacturing Ltd				
Ordinary shares				
Tan Pheng Hock	7,000	7,000	–	–
Singapore Airlines Limited				
Ordinary shares				
Cheng Wai Keung	–	–	20,000	20,000
Simon Claude Israel	9,500	9,500	–	–

Directors' Interests in Shares or Debentures (continued)

	Holdings registered in name of Director or nominee		Holdings in which a Director is deemed to have an interest	
	At 29/12/06	At 31/12/05 or date of appointment, if later	At 29/12/06	At 31/12/05 or date of appointment, if later
Singapore Technologies Engineering Ltd				
Ordinary shares				
Tan Pheng Hock	173,364	173,364	–	–
Options to subscribe for ordinary shares				
Tan Pheng Hock				
– Exercisable at S$1.29 per share between 8/8/00 to 7/8/08	5,000	5,000	–	–
– Exercisable at S$1.418 per share between 10/2/01 to 9/2/09	400,000	400,000	–	–
– Exercisable at S$2.00 per share between 11/8/01 to 10/8/09	5,000	5,000	–	–
– Exercisable at S$2.26 per share between 10/2/02 to 9/2/10	400,000	400,000	–	–
– Exercisable at S$2.72 per share between 20/2/02 to 19/2/11	225,000	225,000	–	–
– Exercisable at S$2.68 per share between 11/8/02 to 10/8/11	227,500	227,500	–	–
– Exercisable at S$2.29 per share between 8/2/03 to 7/2/12	175,000	175,000	–	–
– Exercisable at S$1.92 per share between 13/8/03 to 12/8/12	175,000	175,000	–	–
– Exercisable at S$1.79 per share between 7/2/04 to 6/2/13	200,000	200,000	–	–
– Exercisable at S$1.86 per share between 12/8/04 to 11/8/13	200,000	200,000	–	–
– Exercisable at S$2.09 per share between 10/2/05 to 9/2/14	200,000	200,000	–	–
– Exercisable at S$2.12 per share between 11/8/05 to 10/8/14	200,000	200,000	–	–
– Exercisable at S$2.37 per share between 8/2/06 to 7/2/15	200,000	200,000	–	–
– Exercisable at S$2.57 per share between 11/8/06 to 10/8/15	200,000	200,000	–	–
– Exercisable at S$3.01 per share between 10/2/07 to 9/2/16	200,000	200,000	–	–
– Exercisable at S$2.84 per share between 11/8/07 to 10/8/16	200,000	200,000	–	–
Conditional award of 250,000 performance shares to be delivered after 2006				
Tan Pheng Hock	0 to 500,000	0 to 500,000	–	–
Conditional award of 250,000 performance shares to be delivered after 2007				
Tan Pheng Hock	0 to 375,000	0 to 375,000	–	–
Conditional award of 250,000 performance shares to be delivered after 2008				
Tan Pheng Hock	0 to 375,000	0 to 375,000	–	–

	Holdings registered in name of Director or nominee		Holdings in which a Director is deemed to have an interest	
	At 29/12/06	At 31/12/05 or date of appointment, if later	At 29/12/06	At 31/12/05 or date of appointment, if later
Singapore Telecommunications Limited				
Ordinary shares				
Cheng Wai Keung	1,550	1,620	1,360	1,430
Ang Kong Hua	1,430	1,430	–	–
Christopher Lau Loke Sam	1,560	1,560	–	–
Simon Claude Israel	179,820	179,820	–	–
Tan Pheng Hock	1,800	1,800	1,550	1,550
SP AusNet securities*				
Ordinary shares				
Cheng Wai Keung	–	–	400,000	400,000
Bobby Chin Yoke Choong	–	–	20,000	20,000
Starhub Ltd				
Ordinary shares				
Tan Pheng Hock	27,430	27,430	–	–
TeleChoice International Limited				
Ordinary shares				
Tan Pheng Hock	30,000	30,000	–	–
Vertex Technology Fund (II) Ltd				
Ordinary shares				
Tan Pheng Hock⁺	–	–	5	5

The Directors' interests in the share capital of the related corporations as at 19 January 2007 were the same as at 29 December 2006.

The related corporations are related to the Company by virtue of a common ultimate holding company, Temasek Holdings (Private) Limited.

* Stapled Group securities, each comprising of one SP Australia Networks (Transmission) Ltd share, one SP Australia Networks (Distribution) share and one SP Australia Networks (Finance) Trust unit.

⁺ Held in trust by a trustee company on behalf of a director.

Directors' Contractual Benefits

Replacement rights, which are cash settled, are awarded to key executives conditional upon the participants meeting their performance conditions. From the end of the performance period, 50% of the replacement rights awarded will vest after two years, and the remaining 50% after three years. Details of replacement rights awarded to Executive Directors and employees are as follows:

Replacement Rights	
Performance period[10]	
From	29/12/01
To	26/12/03
Number of rights outstanding as at 31 December 2005	1,929,500
During financial year 2006	
- Rights awarded[12]	378,351
- Rights vested	(917,000)[11]
- Rights cancelled	(186,134)
Outstanding balance as at 29 December 2006	1,204,717[11]
Director's Interests:	
30 December 2005	
- David Lim Tik En	300,000

Details of replacement rights awarded to a Director of the Company under the Replacement Rights Plan up to 30 December 2005 were as follows:

Name of Director	Awarded in financial year ended 30 December 2005	Aggregate awarded since commencement of the Replacement Rights Plan to 30 December 2005	Aggregate vested since commencement of the Replacement Rights Plan to 30 December 2005	Aggregate outstanding as at 30 December 2005
David Lim Tik En	–	300,000	–	300,000

[10] For key executives who were not eligible during the period 29 December 2001 to 27 December 2002, their performance period starts from 28 December 2002 instead.

[11] From the end of the performance period, 50% of the replacement rights awarded were vested on 31 December 2005 and the remaining 50% will vest on 31 December 2006.

[12] Subsequent to the financial year ended 30 December 2005, 378,351 replacement rights were awarded to holders of the outstanding awards as a result of the capital reduction and cash distribution exercise.

Simon Claude Israel has an employment relationship with the ultimate holding company and has received remuneration in that capacity.

Since the end of the previous financial year, no Director has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the Director or with a firm of which he is a member, or with a company in which he has a substantial financial interest, except as disclosed in the summary financial statements and in this report.

Unusual Items after the Financial Year

In the opinion of the directors, no item, transaction or event of a material and unusual nature, has arisen during or in the interval between the end of the financial year to the date of this report which will affect substantially the results of the operations, render any item misleading, or affect the ability of the Company and of the Group in meeting its obligations for the financial year in which this report is made.

Audit Committee

At the date of this report, the Audit Committee ("AC") consists of four Non-Executive Directors, all of whom are independent. Chaired by Mr Christopher Lau Loke Sam (elected Chairman on 19 April 2006), the other three members of the Committee are Mr Robert Holland, Jr, Mr Peter Wagner and Mr Bobby Chin Yoke Choong (appointed on 26 December 2006).

The summary financial statements set out on pages 46 to 69 were approved by the Board of Directors on 27 February 2007 and were signed on its behalf by:

Cheng Wai Keung
Director

Thomas Held
Director

Singapore, 27 February 2007

We have audited the financial statements of Neptune Orient Lines Limited and its subsidiaries for the financial year ended 29 December 2006, from which the summarised financial statements were derived, in accordance with Singapore Standards of Auditing. The financial statements comprise the balance sheets of the Group and the Company as at 29 December 2006, the statement of changes in equity of the Group and the Company, the income statement and cash flow statement of the Group for the year then ended, and a summary of significant accounting policies and other explanatory notes.

In our opinion, the accompanying summary financial statements set out on pages 46 to 69 are consistent in all material respects, with the full financial statements and Directors' report from which they were derived, and comply with the requirements of Section 203A of the Singapore Companies (Amendment) Act 1995, and regulations made thereunder, applicable to summary financial statements.

For a better understanding of the financial position and the results of the operations of the Company and the Group for the year and of the scope of our audit, the summary financial statements information on pages 46 to 69 should be read in conjunction with the full financial statements and our audit report thereon.

In our Auditors' report dated 27 February 2007, which is reproduced below, we expressed an unqualified opinion on the financial statements of Neptune Orient Lines Limited and its subsidiaries:

"Auditors' Report to the Members of Neptune Orient Lines Limited

We have audited the accompanying financial statements of Neptune Orient Lines Limited (the Company) and its subsidiaries (collectively, the Group) set out on pages 18 to 112 for the financial year ended 29 December 2006, which comprise the balance sheets of the Group and the Company as at 29 December 2006, the statement of changes in equity of the Group and the Company, the income statement and cash flow statement of the Group for the year then ended, and a summary of significant accounting policies and other explanatory notes. The financial statements for the year ended 30 December 2005 were audited by another auditor whose report dated 28 February 2006 expressed an unqualified opinion on those statements.

Directors' Responsibility for the Financial Statements
The Company's directors are responsible for the preparation and fair presentation of these financial statements in accordance with the provisions of the Singapore Companies Act, Cap 50 (the Act) and Singapore Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we comply with ethical requirements and plan and perform our audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion,

(a) the consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company are properly drawn up in accordance with the provisions of the Singapore Companies Act, Cap. 50 (the Act) and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Group and the Company as at 29 December 2006 and the results, changes in equity and cash flows of the Group and the changes in equity of the Company for the year ended on that date; and

(b) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act."

Ernst & Young

Ernst & Young
Certified Public Accountants

Singapore, 27 February 2007

Consolidated Income Statement

For the Financial Year Ended 29 December 2006

	Group 2006 US$'000	Group 2005 US$'000
Revenue	7,263,500	7,271,060
Cost of sales	(6,135,304)	(5,678,185)
Gross profit	1,128,196	1,592,875
Other gains (net)		
- Miscellaneous	30,522	62,806
- Finance and investment income	29,129	31,723
Expenses		
- Administrative	(720,725)	(691,645)
- Finance	(45,994)	(53,304)
- Other operating	(52,561)	(84,493)
- Impairment in value of goodwill arising on consolidation	(99,999)	-
Share of results of associated companies	1,640	12,928
Share of results of joint ventures	2,637	3,231
Profit before income tax	272,845	874,121
Income tax credit/(expense)	100,390	(62,595)
Net profit for the financial year	373,235	811,526
Attributable to:		
Equity holders of the Company	363,743	803,872
Minority interest	9,492	7,654
	373,235	811,526

Earnings per share	Group 2006 US cts	Group 2005 US cts
Basic	25.00	55.35
Diluted	24.92	55.22

Dividends	2006 US$'000	2005 US$'000
Ordinary dividends paid or proposed		
Final tax exempt (one-tier) dividend of 14.69 Singapore cents per share and special tax exempt (one-tier) dividend of 21.69 Singapore cents per share paid in respect of the financial year 2004	-	320,956
Interim tax exempt (one-tier) dividend paid in respect of the current financial year of 4.00 Singapore cents per share (2005: 8.00 Singapore cents per share)	36,752	70,516
	36,752	391,472

The Directors recommended a final tax exempt (one-tier) dividend of 4.00 Singapore cents per share in respect of the financial year ended 29 December 2006 for approval by shareholders in the next Annual General Meeting to be convened on 18 April 2007.

The recommended final dividend has not been provided for in these financial statements and will be accounted for in the shareholders' equity as an appropriation of 2006 profits after tax in the financial statements for the financial year ending 28 December 2007.

Balance Sheets

As at 29 December 2006

	Group 2006 US$'000	Group 2005 US$'000	Company 2006 US$'000	Company 2005 US$'000
Assets				
Current Assets				
Cash and cash equivalents	694,313	1,160,946	26,111	9,099
Trade and other receivables	907,085	859,722	735,454	1,701,077
Inventories at cost	101,567	97,898	–	–
Derivative financial instruments	45,225	–	41,526	–
Other current assets	36,491	40,978	551	653
Total current assets	1,784,681	2,159,544	803,642	1,710,829
Non-current Assets				
Investments in subsidiaries	–	–	1,007,739	1,010,244
Investments in associated companies	8,736	5,898	24	23
Investments in joint ventures	17,112	16,585	–	–
Available-for-sale financial assets	323	14,862	11	13,589
Property, plant and equipment	2,191,479	2,259,778	47,153	51,519
Deferred charges	3,311	1,887	–	–
Intangible assets	26,115	27,492	26	35
Goodwill arising on consolidation	121,454	221,453	–	–
Deferred income tax assets	43,786	34,366	–	–
Derivative financial instruments	–	28,851	–	28,851
Other non-current assets	73,889	44,186	3,098	3,509
Total non-current assets	2,486,205	2,655,358	1,058,051	1,107,770
Total Assets	4,270,886	4,814,902	1,861,693	2,818,599
Liabilities				
Current Liabilities				
Trade and other payables	915,633	871,247	86,703	50,449
Current income tax liabilities	36,364	65,638	18,166	11,182
Borrowings	141,683	197,077	8,539	6,763
Provisions	47,029	35,520	926	860
Deferred income	4,637	4,637	–	–
Derivative financial instruments	67,132	14,058	41,526	476
Other current liabilities	178,472	184,211	–	–
Total current liabilities	1,390,950	1,372,388	155,860	69,730
Non-current Liabilities				
Borrowings	530,412	510,261	–	324,474
Provisions	115,987	91,191	–	–
Deferred income	5,478	10,543	–	–
Deferred income tax liabilities	17,148	137,509	10,329	10,313
Other non-current liabilities	68,816	67,102	–	–
Total non-current liabilities	737,841	816,606	10,329	334,787
Total Liabilities	2,128,791	2,188,994	166,189	404,517
Net Assets	2,142,095	2,625,908	1,695,504	2,414,082
Equity				
Share capital	822,066	814,447	822,066	814,447
Share premium	–	556,586	–	556,586
Treasury shares[13]	(2,482)	(1,399)	–	–
Foreign currency translation reserve	10,240	3,910	–	–
Retained earnings	1,280,755	1,222,706	852,015	1,020,722
Share-based compensation reserve	21,423	15,162	21,423	15,162
Hedging reserve	(23,449)	(14,577)	–	(852)
Fair value reserve	164	8,238	–	8,017
Capital and reserves attributable to equity holders of the Company	2,108,717	2,605,073	1,695,504	2,414,082
Minority interest	33,378	20,835	–	–
Total Equity	2,142,095	2,625,908	1,695,504	2,414,082
Net current assets	393,731	787,156	647,782	1,641,099

[13] "Treasury shares" are accounted for in accordance with FRS 32 (revised 2004). For avoidance of doubt, these do not have the same meaning as "treasury shares" under the Companies (Amendment) Act 2005.

Consolidated Statement of Changes in Equity

For the Financial Year Ended 29 December 2006

Group	Share capital US$'000	Share premium US$'000	Treasury shares[14] US$'000	Foreign currency translation reserve US$'000
Balance at 31 December 2005	814,447	556,586	(1,399)	3,910
Employee equity compensation schemes:				
- proceeds from shares issued	913	2,758	–	–
Capital distribution to equity holders	–	(555,814)	–	–
Balance before transfer of share premium reserve to share capital	815,360	3,530	(1,399)	3,910
Transfer of share premium reserve to share capital upon implementation of Companies (Amendment) Act 2005[15]	3,530	(3,530)	–	–
Balance after transfer of share premium reserve to share capital	818,890	–	(1,399)	3,910
Cash flow hedges	–	–	–	–
Net fair value losses on available-for-sale financial assets	–	–	–	–
Tax on fair value gains and losses	–	–	–	–
Currency translation differences	–	–	–	6,330
Net gains/(losses) recognised directly in equity	–	–	–	6,330
Net profit for the financial year	–	–	–	–
Total gains/(losses) recognised for the financial year	–	–	–	6,330
Dividends to equity holders	–	–	–	–
Dividends to minority interest	–	–	–	–
Capital contribution by minority interest	–	–	–	–
Disposal of subsidiaries	–	–	–	–
Employee equity compensation schemes:				
- value of employee services	–	–	–	–
- proceeds from shares issued	3,176	–	–	–
Purchase of shares by employee benefit trust	–	–	(1,083)	–
Balance at 29 December 2006	822,066	–	(2,482)	10,240

[14] "Treasury shares" are accounted for in accordance with FRS 32 (revised 2004). For avoidance of doubt, these do not have the same meaning as "treasury shares" under the Companies (Amendment) Act 2005.

[15] With the implementation of the Companies (Amendment) Act 2005 on 30 January 2006, the concept of authorised share capital is abolished and the shares of the Company have no par value. Consequently, the balance in share premium within equity as at 30 January 2006 had been reclassified to the Company's share capital.

Capital and reserves attributable to equity holders of the Company

Retained earnings US$'000	Share-based compensation reserve US$'000	Hedging reserve US$'000	Fair value reserve US$'000	Minority interest US$'000	Total equity US$'000
1,222,706	15,162	(14,577)	8,238	20,835	2,625,908
–	(1,794)	–	–	–	1,877
(268,942)	–	–	–	–	(824,756)
953,764	13,368	(14,577)	8,238	20,835	1,803,029
–	–	–	–	–	–
953,764	13,368	(14,577)	8,238	20,835	1,803,029
–	–	(9,719)	–	–	(9,719)
–	–	–	(7,980)	–	(7,980)
–	–	847	(94)	–	753
–	–	–	–	(274)	6,056
–	–	(8,872)	(8,074)	(274)	(10,890)
363,743	–	–	–	9,492	373,235
363,743	–	(8,872)	(8,074)	9,218	362,345
(36,752)	–	–	–	–	(36,752)
–	–	–	–	(2,166)	(2,166)
–	–	–	–	5,527	5,527
–	–	–	–	(36)	(36)
–	9,320	–	–	–	9,320
–	(1,265)	–	–	–	1,911
–	–	–	–	–	(1,083)
1,280,755	21,423	(23,449)	164	33,378	2,142,095

For the Financial Year Ended 29 December 2006

Group	Share capital US$'000	Share premium US$'000	Treasury shares[16] US$'000	Foreign currency translation reserve US$'000
Balance at 1 January 2005	813,282	555,692	–	4,862
Cash flow hedges	–	–	–	–
Fair value gain on available-for-sale financial assets	–	–	–	–
Currency translation differences	–	–	–	(952)
Net (losses)/gains recognised directly in equity	–	–	–	(952)
Net profit for the financial year	–	–	–	–
Total (losses)/gains recognised for the financial year	–	–	–	(952)
Dividends to equity holders	–	–	–	–
Dividends to minority interest	–	–	–	–
Capital contribution by minority interest	–	–	–	–
Employee equity compensation schemes:				
– value of employee services	–	–	–	–
– proceeds from shares issued	1,165	894	–	–
Purchase of shares by employee benefit trust	–	–	(1,399)	–
Balance at 30 December 2005	814,447	556,586	(1,399)	3,910

16 "Treasury shares" are accounted for in accordance with FRS 32 (revised 2004). For avoidance of doubt, these do not have the same meaning as "treasury shares" under the Companies (Amendment) Act 2005.

Capital and reserves attributable to equity holders of the Company

Retained earnings US$'000	Share-based compensation reserve US$'000	Hedging reserve US$'000	Fair value reserve US$'000	Minority interest US$'000	Total equity US$'000
810,306	–	8,150	8,190	14,681	2,215,163
–	–	(22,727)	–	–	(22,727)
–	–	–	48	–	48
–	–	–	–	57	(895)
–	–	(22,727)	48	57	(23,574)
803,872	–	–	–	7,654	811,526
803,872	–	(22,727)	48	7,711	787,952
(391,472)	–	–	–	–	(391,472)
–	–	–	–	(1,785)	(1,785)
–	–	–	–	228	228
–	15,162	–	–	–	15,162
–	–	–	–	–	2,059
–	–	–	–	–	(1,399)
1,222,706	15,162	(14,577)	8,238	20,835	2,625,908

Consolidated Cash Flow Statement

For the Financial Year Ended 29 December 2006

	2006 US$'000	2005 US$'000
Cash Flows from Operating Activities		
Profit before income tax	272,845	874,121
Adjustments for:		
Amortisation of non-current assets and deferred income	2,466	4,261
Depreciation of property, plant and equipment	244,746	242,552
Fair value gains on interest rate collars: not qualifying as hedges	(15)	(3,005)
Fair value losses on cross currency interest rate swaps: fair value hedges	2,037	14,514
Fair value losses on cross currency interest rate swaps: cash flow hedges	1,588	–
Fair value gains on long term borrowings: fair value hedge adjustment on bond	(257)	(9,494)
Fair value gains on forward foreign exchange contracts: not qualifying as hedges	(50)	–
Interest expense	37,502	40,002
Interest income	(23,794)	(25,295)
Investment income	(60)	(6,360)
Share-based compensation costs	9,981	16,821
Fair value (gains)/losses on treasury shares held under Staff Share Ownership Scheme	(703)	443
Write-off of intangible assets	–	8,677
Net profit on disposal of property, plant and equipment	(7,437)	(16,138)
Net loss on disposal of intangible assets	102	–
Net profit on disposal of subsidiaries	(2,295)	(219)
Net loss/(profit) on disposal of associated companies	20	(8,659)
Net profit on disposal of available-for-sale financial assets	(2,579)	(399)
Net provision for impairment of loans and non-trade debts to associated companies	2,412	3,490
Net provision for/(write-back of) impairment of loans receivable	2,906	(1,256)
Net write-back of provision for impairment in value of property, plant and equipment	(555)	(3,971)
Net provision for impairment in value of a joint venture company	2,075	–
Net write-back of provision for impairment in value of other non-current investments	–	(606)
Provision for impairment in value of available-for-sale financial assets	4,833	–
Impairment in value of goodwill arising on consolidation	99,999	–
Net provision for restructuring and termination costs	13,171	16
Net provision for insurance, litigation and other claims, net of reimbursement of US$11.2 million (2005: US$6.0 million)	28,821	1,157
Net provision for drydocking costs	1,223	2,624
Net provision for onerous contract – leased premises	–	96
Net (write-back of)/provision for impairment of other non-current assets	(344)	8,256
Share of results of associated companies	(1,640)	(12,928)
Share of results of joint ventures	(2,637)	(3,231)
Unrealised translation losses/(gains)	201	(998)
Operating cash flow before working capital changes	684,562	1,124,471
Changes in operating assets and liabilities, net of effects from disposal of subsidiaries:		
Receivables	(64,809)	36,603
Inventories	(3,669)	(28,126)
Payables	14,598	85,845
Net amount due from associated companies	(2,664)	(3,514)
Cash generated from operations	628,018	1,215,279
Interest paid	(34,725)	(41,346)
Interest received	23,811	24,257
Net income tax paid	(57,239)	(51,204)
Net cash inflow from operating activities	559,865	1,146,986

	2006 US$'000	2005 US$'000
Cash Flows from Investing Activities		
Net (repayment of)/proceeds from loans receivable	(2,771)	2,987
Investment income received	60	6,360
Additions in other non-current investments	(1,178)	(386)
Dividends received from associated company and joint venture	2,127	–
Investment in a joint venture	(94)	–
Purchase of property, plant and equipment	(172,386)	(204,098)
Purchase of intangible assets	(5,533)	(10,947)
Proceeds from disposal of property, plant and equipment	12,725	39,200
Proceeds from disposal of associated companies	–	3,675
Proceeds from disposal of available-for-sale financial assets	4,306	569
Proceeds from disposal of non-current investments	9	–
Net cash inflow/(outflow) (net of transaction costs) from disposal of subsidiaries, net of cash disposed[17]	2,238	(210)
Net cash outflow from investing activities	(160,497)	(162,850)
Cash Flows from Financing Activities		
Proceeds from borrowings	414,745	192,274
Net contribution from employees for purchase of treasury shares by the employee benefit trust	23	–
Capital distribution to equity holders	(824,756)	–
Dividends paid to equity holders	(36,752)	(391,472)
Dividends paid to minority interest	(2,166)	(1,785)
Capital contribution by minority interest	5,527	228
Proceeds from issue of new ordinary shares	3,788	2,059
Repayment of borrowings	(125,940)	(298,006)
Net payment for early redemption of bond and termination of cross currency interest rate swap	(298,204)	–
Payment of costs incurred in connection with long term financing	(2,266)	(1,015)
Net cash outflow from financing activities	(866,001)	(497,717)
Net (Decrease)/Increase in Cash and Cash Equivalents	(466,633)	486,419
Cash and Cash Equivalents at Beginning of Financial Year	1,160,946	674,527
Cash and Cash Equivalents at End of Financial Year	694,313	1,160,946

17 **Summary of effect of disposal of subsidiaries on the Group's cash flows**	2006 US$'000	2005 US$'000
Net assets disposed:		
Other non-current assets	540	8
Current assets	1,646	1,351
Current liabilities	(54)	(499)
Net attributable assets disposed	2,132	860
Less: Minority interest	(36)	–
Add: Foreign currency translation reserve	(733)	13
	1,363	873
Net profit on disposal of subsidiaries	2,295	219
Net proceeds from disposal of subsidiaries	3,658	1,092
Less: Cash of subsidiaries disposed	(1,420)	(1,302)
Net cash inflow/(outflow) (net of transaction costs) from disposal of subsidiaries, net of cash disposed	2,238	(210)

1. General

The financial year of 2006 started on 31 December 2005 and ended on 29 December 2006 (2005: 1 January 2005 to 30 December 2005) as the Group and the Company adopted the last Friday of every calendar year to be their accounting year-end date.

2. Material Changes in Accounting Policies

Interpretations and amendments to published standards effective in 2006

In 2006, the Group and the Company elected to early adopt the amendments to new or revised Singapore Financial Reporting Standards ("FRS") and Interpretations of FRS ("INT FRS") that are mandatory for application for annual periods beginning on or after 1 January 2006. Changes to the Group's accounting policies have been made as required, in accordance with the relevant transitional provisions in the respective FRS and INT FRS. The 2005 comparatives have been amended where as required, in accordance with the relevant transitional provisions in the respective FRS and INT FRS.

The following are the FRS and INT FRS that are relevant to the Group:

FRS 1 (revised 2004) Presentation of Financial Statements
FRS 16 (revised 2004) Property, Plant and Equipment
FRS 19 (revised 2005) Employee Benefits
FRS 21 (revised 2004) The Effects of Changes in Foreign Exchange Rates
FRS 24 (revised 2004) Related Party Disclosures
FRS 32 (revised 2004) Financial Instruments: Disclosure and Presentation
FRS 37 (revised 2003) Provisions, Contingent Liabilities and Contingent Assets
FRS 38 (revised 2004) Intangible Assets
FRS 39 (revised 2006) Financial Instruments: Recognition and Measurement
INT FRS 104 Determining Whether an Arrangement Contains a Lease

The adoption of the above FRS and INT FRS did not result in substantial changes to the Group's accounting policies and did not have any significant impact on the Group and the Company.

3. Functional and Presentation Currency

The financial statements of the Group and the Company are presented in United States Dollars, which is the functional currency of the Company.

4. Related Party Transactions

(a) Sale and Purchase of Goods and Services

The following significant transactions between the Group and related parties, consisting of fellow subsidiaries of the ultimate holding company or associated companies of the Group, took place during the financial year at terms agreed between the parties:

	Group	
	2006 US$'000	2005 US$'000
Purchases of services from fellow subsidiaries of the ultimate holding company	131,144	111,777
Services rendered to fellow subsidiaries of the ultimate holding company	(2,751)	(2,197)
Interest income received/receivable from associated companies	(2,412)	(1,995)
Guarantee fee income from associated companies	(33)	(199)

(b) Share Options Granted to Directors

The aggregate number of shares options granted to the Directors of the Company during the financial year was 1,288,000 (2005: Nil). The share options were given on the same terms and conditions as those offered to other employees of the Company except for share options granted to Non-Executive Directors, which have exercise periods of five years. For share options granted to Non-Executive Directors from 1 January 2004 and thereafter, a moratorium on the disposal of shares arising from the exercise of the share options is applicable during their term of service as a member of the Board of Directors of the Company, until six months after their term of office has been completed, and/or six months after resignation or retirement. The outstanding number of share options granted to the Directors of the Company at the end of the financial year was 983,000 (2005: 1,057,000).

(c) Key Management Personnel

(i) *Loans to key management personnel*

Loans given under the Group's approved housing, car and renovation loans scheme to key management personnel are as follows:

	Group	
	2006 US$'000	2005 US$'000
Housing, car and renovation loans receivable (non-current)	51	63

The housing, car and renovation loans receivable are included in non-current assets as loans receivable. The effective interest rate of the loans given to key management personnel is 4.25% (2005: 4.25%) per annum at balance sheet date.

4. Related Party Transactions (continued)

(c) Key Management Personnel (continued)

(ii) Key management personnel remuneration

The remuneration of the key management personnel includes base salary, performance bonus, share options, performance shares, replacement rights, benefits (including gratuities and allowances) and Directors' fees.

The total remuneration of key management personnel disclosed under this note is computed based on the cost incurred by the Group whereas the remuneration information disclosed under the 'Remuneration Bands for the Directors of the Company' and 'Remuneration Bands for the Top Five Key Management Staff who are not also Directors of the Company' is derived based on the assumptions specified in the Corporate Governance report.

Key management personnel remuneration is as follows:

	Group	
	2006 US$'000	2005 US$'000
Salaries, other short-term employee benefits and Directors' fees	10,092	9,342
Post-employment benefit plans	2,109	653
Termination benefits	292	–
Share-based compensation	3,514	5,882
	16,007	15,877

Included in the above is total compensation to Directors of the Company amounting to US$3.2 million (2005: US$4.8 million).

Notes:

(a) Key management personnel for 2006 and 2005 include:
- Executive Director: David Lim Tik En (Group President and Chief Executive Officer - resigned as a Director and as an executive in October 2006).
- Non-Executive Directors: Cheng Wai Keung, Friedbert Malt, Ang Kong Hua,Yasumasa Mizushima, James Connal Scotland Rankin, Robert Holland, Jr, Christopher Lau Loke Sam, Timothy Charles Harris, Peter Wagner and Willie Cheng Jue Hiang (retired in April 2006).
- Corporate: Cedric Foo (Group Deputy President and Chief Financial Officer), Patricia Leung (Group Chief Financial Officer – resigned in December 2006) and Cindy Stoddard (Group Chief Information Officer – resigned in April 2006).
- Business Units: Ronald Widdows (Chief Executive Officer, APL Liner) and Brian Lutt (President, APL Logistics).
- Regional Heads: David Appleton (President, Europe), John Bowe (President, Americas), Kenneth Glenn (President, South Asia), Jim McAdam (President, Asia/Middle East) and Koay Peng Yen (President, Greater China – resigned in August 2006).

(b) Included in 2006, but not in 2005, are the remuneration for:
- Executive Director: Thomas Held, (Group President and Chief Executive Officer – appointed in November 2006).
- Non-Executive Directors: Bobby Chin Yoke Choong (appointed in December 2006), Simon Claude Israel (appointed in December 2006) and Tan Pheng Hock (appointed in December 2006).
- Corporate: Wu Choy Peng (Group Chief Information Officer – appointed in July 2006) and Kuok Lay Hoon (Group Chief Human Resources Officer – resigned in December 2006).
- Regional Head: Daniel Ryan (President, Greater China – appointed in August 2006).

(c) Included in 2005, but not in 2006, are the remuneration for:
- Executive Director: Lim How Teck (Group Chief Financial Officer – retired as a Director in April 2005 and retired as an executive in June 2005).
- Corporate: Gordon Simpson (Group Chief Human Resources Officer – resigned in October 2005).
- Business Unit: Hans Hickler (Chief Executive Officier, APL Logistics – resigned in May 2005).

(d) Tax equalisation costs are derived based on cost incurred by the Group during the financial year.

Corporate Data

AS AT 28 FEBRUARY 2006

BOARD OF DIRECTORS
Cheng Wai Keung, Chairman
Friedbert Malt, Vice Chairman
Ang Kong Hua, Vice Chairman
Thomas Held, Group President & CEO
Yasumasa Mizushima
James Connal Scotland Rankin
Robert Holland, Jr
Christopher Lau Loke Sam
Timothy Charles Harris
Peter Wagner
Bobby Chin Yoke Choong
Simon Claude Israel
Tan Pheng Hock

COMPANY SECRETARIES
Marjorie Wee
Wong Kim Wah (Ms)

SHARE REGISTRAR
BACS Private Limited
63 Cantonment Road
Singapore 089758
Telephone: +65 6323 6200

AUDITORS
Ernst & Young
One Raffles Quay
North Tower Level 18
Singapore 048583

NOMINATING COMMITTEE
Ang Kong Hua, Chairman
Cheng Wai Keung
James Connal Scotland Rankin

EXECUTIVE COMMITTEE
Cheng Wai Keung, Chairman
Ang Kong Hua
Friedbert Malt
Simon Claude Israel
Thomas Held

AUDIT COMMITTEE
Christopher Lau Loke Sam, Chairman
Robert Holland, Jr
Peter Wagner
Bobby Chin Yoke Choong

EXECUTIVE RESOURCE AND COMPENSATION COMMITTEE
James Connal Scotland Rankin, Chairman
Cheng Wai Keung
Friedbert Malt
Yasumasa Mizushima
Timothy Charles Harris
Tan Pheng Hock

ENTERPRISE RISK MANAGEMENT COMMITTEE
Robert Holland, Jr, Chairman
Christopher Lau Loke Sam
Timothy Charles Harris
Peter Wagner
Simon Claude Israel

APPROVAL COMMITTEE
Cheng Wai Keung, Chairman
Thomas Held

REGISTERED OFFICE
456 Alexandra Road
NOL Building #06-00
Singapore 119962

Company Registration Number:
196800632D

Main Line
Telephone +65 6278 9000

Investor Relations
Telephone +65 6371 5028

Website: www.nol.com.sg

NOL
NEPTUNE ORIENT LINES LIMITED
456 ALEXANDRA ROAD NOL BUILDING #06-00 SINGAPORE 119962
TELEPHONE +65 6278 9000
COMPANY REGISTRATION NUMBER: 196800632D

Financial Report

NEPTUNE ORIENT LINES LIMITED
ANNUAL REPORT 2006

Financial Report

Chairman's Message



MR CHENG WAI KEUNG Chairman

2006 was a year of solid performance in the face of more challenging market conditions for our industry.

We encountered the most difficult business environment of the past four years, with freight rates under pressure and significantly increased fuel costs.

However, NOL had anticipated these conditions and we approached the year with a determination to keep liner utilisation high, manage yields carefully, minimise costs and adopt a moderate approach to the introduction of new shipping tonnage.

The average reduction in freight rates for the year was 7% across all of our trades. Despite this, we worked hard to increase our container shipping volumes and to increase logistics revenues. As a result our overall revenues held steady at US$7.3 billion, in line with the prior year.

Our approach to 2006 enabled us to continue to create value for shareholders and deliver solid returns. We reported a Net Profit of US$364 million, representing a Return on Equity of 18%. Earnings per Share were 25 US cents.

Directors have recommended a final dividend of 4 Singapore cents per share net payable on 9 May 2007, on top of an interim dividend of 4 Singapore cents per share net paid in September 2006. This is in line with NOL's dividend policy, which is to pay the higher of an annual dividend of 8 Singapore cents per share net, or a full-year dividend of 20% of net profits. In addition, NOL's capital reduction and cash distribution to shareholders of 92 Singapore cents per share net was completed in February 2006. Combined, these capital management actions mean that more than S$1.46 billion (US$897 million) will have been returned to shareholders for the year 2006.

NOL has clearly demonstrated a commitment to delivering shareholder value and providing attractive long-term returns. This commitment will continue.

The company's activities throughout the year were consistent with our strategy to build a liner shipping business which is differentiated from competitors, while developing our logistics business in a focused manner. We focus on the delivery of premium, high-quality cargo transportation services, providing tailored customer solutions built around the combined strengths of our liner and logistics capabilities. The company also aims to capitalise on strengths such as our market-leading footprint in Asia.

NOL conducts its business in accordance with the Code of Corporate Governance of the Singapore Stock Exchange. A revised Code came into effect from January 2007.

Our Corporate Governance Statement is set out in our Annual Report commencing at page 30.

NOL's diverse Board of Directors brings enormous experience and breadth of international expertise to our business, providing valuable insight and strategic guidance. I thank all Directors for their support and hard work in 2006.

On 19 April 2006, Willie Cheng retired as a Director and as Chairman of the Audit Committee, and I thank him for his contribution. Three new non-executive Directors, Bobby Chin, Simon Israel and Tan Pheng Hock, were appointed to the Board on 26 December 2006.

"NOL is a world leader in global transportation and logistics. By continuing to perform well through all phases of our business cycle, and maintaining a strong balance sheet, we aim to build and enhance our reputation as a premier transport sector stock."

After three years and four months as Chief Executive Officer, David Lim stepped down as a Director on 31 October 2006. David was at the helm of our company through one of the most successful periods in its history. On behalf of the Board and shareholders, I thank him for his leadership and important contribution to that success.

Our new CEO, Dr Thomas Held, joined us on 1 November 2006 following a global search to identify an industry leader with the skills and experience to drive the next phase of our company's development. Thomas has a formidable background in, and understanding of, the international transportation and logistics industry. Under his leadership, shareholders can anticipate a renewed commitment to growth and innovation, an emphasis on managing costs and increasing productivity and a continuing focus on shareholder value and excellence in customer service.

NOL's performance during 2006 was underpinned by a highly disciplined effort on the part of our more than 11,000 employees. Our thanks go to all staff for the commitment they demonstrated throughout a demanding year.



Cheng Wai Keung
Chairman

REVENUE (US$ MIL)


8,000
6,000
4,000
2,000
0
5,523
6,545
7,271
7,264
2003
2004
2005
2006

NET PROFIT (US$ MIL)


1,000
800
600
400
200
0
429
943
804
364
2003
2004
2005
2006

RETURN ON EQUITY (%)


60
40
20
0
53
54
34
18
2003
2004
2005
2006

The Directors present their report to the members together with the audited financial statements of the Group and the balance sheet and statement of changes in equity of the Company, expressed in United States Dollars, for the financial year ended 29 December 2006.

Directors

The Directors of the Company in office at the date of this report are:

Cheng Wai Keung	*(Chairman)*
Friedbert Malt	*(Vice Chairman)*
Ang Kong Hua	*(Vice Chairman)*
Thomas Held	*(Group President & Chief Executive Officer)* *(Appointed on 1 November 2006)*
Yasumasa Mizushima	
James Connal Scotland Rankin	
Robert Holland, Jr	
Christopher Lau Loke Sam	
Timothy Charles Harris	
Peter Wagner	
Bobby Chin Yoke Choong	*(Appointed on 26 December 2006)*
Simon Claude Israel	*(Appointed on 26 December 2006)*
Tan Pheng Hock	*(Appointed on 26 December 2006)*

Share Options and Performance Shares

Share options under the NOL Share Option Plan ("NOL SOP") are granted to Directors and employees of the Group. These options are granted at the average closing market price of the shares for the three trading days immediately preceding the grant date. Individual awards to employees take into consideration the job level, performance and leadership potential of the employee. Pursuant to the terms of the NOL SOP, share options will vest after a specified number of years from the grant date.

Performance shares under the Performance Share Plan ("PSP") are awarded to key executives conditional upon the Group meeting or exceeding a prescribed financial target condition during the performance period, and also conditional on the participants meeting their performance conditions. Pursuant to the terms of the PSP, performance shares will vest after a specified number of years from the end of the performance period.

The Executive Resource and Compensation Committee ("ERCC") is responsible for administering the NOL SOP and PSP. The ERCC currently comprises of six Non-Executive Directors: James Connal Scotland Rankin (Chairman), Cheng Wai Keung, Friedbert Malt, Yasumasa Mizushima, Timothy Charles Harris and Tan Pheng Hock (appointed on 26 December 2006).

Details of options granted, adjusted, exercised and cancelled (due to staff resignation or expiry of options) under the NOL SOP during the financial year ended 29 December 2006 were as follows:

Share Options	(a)	(b)	(c)	(d)	Total
Date option granted	31/12/04	31/12/04	13/3/06	13/3/06	
Exercise period					
From	31/12/05	31/12/05	13/3/07	13/3/07	
To	30/12/09	30/12/14	12/3/11	12/3/16	
Exercise price per option	S$2.06[1]	S$2.06[1]	S$2.20	S$2.20	
Number of options outstanding as at 31 December 2005	641,000	15,597,000	–	–	16,238,000
During the financial year					
– Options granted	–	–	581,000[2]	22,350,000[2]	22,931,000
– Options reinstated	–	25,000	–	–	25,000
– Options exercised	–	(2,534,000)	–	–	(2,534,000)
– Options cancelled	–	(748,000)	–	(1,568,000)	(2,316,000)
Balance as at 29 December 2006	641,000	12,340,000	581,000	20,782,000	34,344,000
Directors' Interests:					
29 December 2006					
– Cheng Wai Keung	129,000	–	126,000	–	255,000
– Friedbert Malt	64,000	–	63,000	–	127,000
– Ang Kong Hua	64,000	–	63,000	–	127,000
– Yasumasa Mizushima	48,000	–	47,000	–	95,000
– James Connal Scotland Rankin	48,000	–	47,000	–	95,000
– Robert Holland, Jr	48,000	–	47,000	–	95,000
– Christopher Lau Loke Sam	48,000	–	47,000	–	95,000
– Timothy Charles Harris	–	–	47,000	–	47,000
– Peter Wagner	–	–	47,000	–	47,000

Details of previously unvested options granted prior to 15 September 2004 were not disclosed above. Refer to footnote 3 on page 6 for more details.

Details of options granted to the Directors of the Company under the NOL SOP up to 29 December 2006 were as follows:

Name of Directors	Granted in financial year ended 29 December 2006	Aggregate granted since commencement of the NOL SOP to 29 December 2006	Aggregate exercised since commencement of the NOL SOP to 29 December 2006	Aggregate outstanding as at 29 December 2006
Cheng Wai Keung	126,000	455,000	(200,000)	255,000
Friedbert Malt	63,000	227,000	(100,000)	127,000
Ang Kong Hua	63,000	167,000	(40,000)	127,000
Yasumasa Mizushima	47,000	155,000	(60,000)	95,000
James Connal Scotland Rankin	47,000	155,000	(60,000)	95,000
Robert Holland, Jr	47,000	95,000	–	95,000
Christopher Lau Loke Sam	47,000	95,000	–	95,000
Timothy Charles Harris	47,000	47,000	–	47,000
Peter Wagner	47,000	47,000	–	47,000

[1] In accordance with the modified rules of the NOL SOP approved by shareholders at the Extraordinary General Meeting ("EGM") held on 3 January 2006, and the advice of the independent financial advisor, the exercise price of the outstanding share options under the NOL SOP was reduced by S$0.92 to S$2.06 as a result of the capital reduction and cash distribution exercise.

[2] From the date of grant, one third of the share options granted will each vest on 13 March 2007, 13 March 2008 and 13 March 2009.

Share Options and Performance Shares (continued)

Details of options granted, adjusted, exercised and cancelled (due to staff resignation or expiry of options) under the NOL SOP during the financial year ended 30 December 2005 were as follows:

Share Options	(a)	(b)	(c)	(d)	(e)	(f)
Date option granted	03/05/00	19/10/00	26/03/01	19/10/01	19/10/01	18/10/02
Exercise period[3]						
From	03/05/01	19/10/01	26/03/02	19/10/02	19/10/02	18/10/03
To	14/03/05	14/03/05	14/03/05	14/03/05	14/03/05	14/03/05
Exercise price per option	S$1.52	S$1.37	S$1.30	S$1.00	S$1.00	S$1.00
Number of options outstanding as at 1 January 2005	10,500	142,000	–	70,000	78,000	277,500
During the financial year						
– Options granted[5]	–	–	–	–	–	–
– Options exercised	(500)	(112,000)	–	(70,000)	(78,000)	(257,500)
– Options cancelled	(10,000)	(30,000)	–	–	–	(20,000)
Balance as at 30 December 2005	–	–	–	–	–	–
Directors' Interests:						
30 December 2005						
– Cheng Wai Keung	–	–	–	–	–	–
– Friedbert Malt	–	–	–	–	–	–
– Ang Kong Hua	–	–	–	–	–	–
– David Lim Tik En	–	–	–	–	–	–
– Yasumasa Mizushima	–	–	–	–	–	–
– James Connal Scotland Rankin	–	–	–	–	–	–
– Willie Cheng Jue Hiang	–	–	–	–	–	–
– Robert Holland, Jr	–	–	–	–	–	–
– Christopher Lau Loke Sam	–	–	–	–	–	–

Details of options granted to the Directors of the Company under the NOL SOP up to 30 December 2005 were as follows:

Name of Directors	Granted in financial year ended 30 December 2005	Aggregate granted since commencement of the NOL SOP to 30 December 2005	Aggregate exercised since commencement of the NOL SOP to 30 December 2005	Aggregate outstanding as at 30 December 2005
Cheng Wai Keung	–	329,000	(200,000)	129,000
Friedbert Malt	–	164,000	(100,000)	64,000
Ang Kong Hua	–	104,000	(40,000)	64,000
David Lim Tik En	–	1,160,000	(600,000)	560,000
Yasumasa Mizushima	–	108,000	(60,000)	48,000
James Connal Scotland Rankin	–	108,000	(60,000)	48,000
Willie Cheng Jue Hiang	–	78,000	(30,000)	48,000
Robert Holland, Jr	–	48,000	–	48,000
Christopher Lau Loke Sam	–	48,000	–	48,000

3 Following the acquisition of more than 50% of the Company's shares on 15 September 2004 by Temasek Holdings (Private) Limited and its subsidiaries, all previously unvested options granted prior to 15 September 2004 became vested on the same day, in accordance with the rules of the NOL SOP. In addition, such vested options unexercised within six months from 15 September 2004 subsequently lapsed on 15 March 2005. As a result, options granted on the same date with different option terms would have the same exercise periods.

4 In accordance with the modified rules of the NOL SOP approved by shareholders at the EGM held on 3 January 2006, and the advice of the independent financial advisor, the exercise price of the outstanding share options under the NOL SOP was reduced by S$0.92 to S$2.06 as a result of the capital reduction and cash distribution exercise.

5 No share options were granted in the financial year 2005.

(g)	(h)	(i)	(j)	(k)	(l)	Total
07/11/02	19/12/02	17/11/03	17/11/03	31/12/04	31/12/04	
07/11/03	19/12/03	15/09/04	15/09/04	31/12/05	31/12/05	
14/03/05	14/03/05	14/03/05	14/03/05	30/12/09	30/12/14	
S$1.00	S$1.00	S$2.14	S$2.14	S$2.98[4]	S$2.98[4]	
–	140,000	250,000	1,018,000	641,000	17,104,000	19,731,000
–	–	–	–	–	–	–
–	(140,000)	(250,000)	(964,000)	–	–	(1,872,000)
–	–	–	(54,000)	–	(1,507,000)	(1,621,000)
–	–	–	–	641,000	15,597,000	16,238,000
–	–	–	–	129,000	–	129,000
–	–	–	–	64,000	–	64,000
–	–	–	–	64,000	–	64,000
–	–	–	–	–	560,000	560,000
–	–	–	–	48,000	–	48,000
–	–	–	–	48,000	–	48,000
–	–	–	–	48,000	–	48,000
–	–	–	–	48,000	–	48,000
–	–	–	–	48,000	–	48,000

Share Options and Performance Shares (continued)

The Directors' interests in the share options of the Company as at 19 January 2007 were the same as at 29 December 2006.

Pursuant to provisions of the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST") and the Singapore Companies Act, in addition to information disclosed elsewhere in the report, it is reported that:

(i) Except as disclosed on page 5, no options were granted by the Company or any subsidiary during the financial year and there were no other unissued shares under option at the end of the financial year.

(ii) No options were granted to controlling shareholders or their associates, or directors and employees of the parent group.

(iii) No employee has received 5% or more of the total number of options available under the NOL SOP.

(iv) No options have been granted at a discount during the financial year.

Subject to the terms and conditions of the PSP, the following table sets forth the number of performance shares awarded, vested and cancelled during the financial year ended 29 December 2006:

Performance Shares	**(a)**	**(b)**	**(c)**	**Total**
Performance period				
From	27/12/03	01/01/05	31/12/05	
To	31/12/04	30/12/05	29/12/06[6]	
Number of shares outstanding as at 31 December 2005	1,412,000	–	–	1,412,000
During the financial year				
– Shares awarded	351,758[7]	4,234,000	–	4,585,758
– Shares vested	(470,664)[8]	–	–	(470,664)
– Shares cancelled	(195,979)	(330,000)	–	(525,979)
Outstanding balance as at 29 December 2006	1,097,115[8]	3,904,000[9]	–	5,001,115
Director's Interests:				
30 December 2005				
– David Lim Tik En	307,000	–	–	307,000

Details of performance shares awarded to a Director of the Company under the PSP up to 30 December 2005 were as follows:

Name of Director	**Awarded in financial year ended 30 December 2005**	**Aggregate awarded since commencement of the PSP to 30 December 2005**	**Aggregate vested since commencement of the PSP to 30 December 2005**	**Aggregate outstanding as at 30 December 2005**
David Lim Tik En	–	307,000	–	307,000

[6] Performance shares for the performance period 31 December 2005 to 29 December 2006 will be awarded in 2007 after the announcement of the financial year 2006 annual results, upon review and approval by the ERCC.

[7] In accordance with the modified rules of the PSP approved by shareholders at the EGM held on 3 January 2006, and the advice of the independent financial advisor, additional 351,758 shares were awarded under the PSP to holders of the outstanding awards as a result of the capital reduction and cash distribution exercise.

[8] From the end of the performance period, one-third of the performance shares awarded have vested on 2 January 2006. The remaining two-thirds will each vest on 2 January 2007 and 2 January 2008.

[9] From the end of the performance period, one-third of the performance shares awarded will each vest on 2 January 2007, 2 January 2008 and 2 January 2009.

Arrangements to Enable Directors to Acquire Shares and Debentures

Neither at the end of nor at any time during the financial year was the Company a party to any arrangement whose object was to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, other than as disclosed under "Share Options and Performance Shares" on pages 4 to 8.

Directors' Interests in Shares or Debentures

According to the register of Directors' shareholdings, none of the Directors holding office at the end of the financial year had any interest in the share capital or debentures of the Company except as follows:

	Ordinary shares			
	Holdings registered in name of Director or nominee		Holdings in which a Director is deemed to have an interest	
	At 29/12/06	At 31/12/05 or date of appointment, if later	At 29/12/06	At 31/12/05 or date of appointment, if later
Cheng Wai Keung	1,250,000	250,000	–	–
Friedbert Malt	40,000	40,000	–	–
Ang Kong Hua	40,000	40,000	–	–
James Connal Scotland Rankin	60,000	60,000	–	–
Robert Holland, Jr	27,000	27,000	–	–
Peter Wagner	30,000	–	–	–
Bobby Chin Yoke Choong	–	–	16,851	16,851

Details of the Directors' interests in the share options granted under the NOL SOP and performance shares awarded under the PSP have been separately disclosed under "Share Options and Performance Shares" on pages 4 to 8.

The Directors' interests in the share capital of the Company as at 19 January 2007 were the same as at 29 December 2006, except for Robert Holland, Jr, whose holdings registered in his own name was 77,000 shares.

According to the register of Directors' shareholdings, none of the Directors holding office at the end of the financial year had any interest in the share capital or debentures of related corporations except as follows:

	Holdings registered in name of Director or nominee		Holdings in which a Director is deemed to have an interest	
	At 29/12/06	At 31/12/05 or date of appointment, if later	At 29/12/06	At 31/12/05 or date of appointment, if later
Chartered Semiconductor Manufacturing Ltd				
Ordinary shares				
Tan Pheng Hock	7,000	7,000	–	–
Singapore Airlines Limited				
Ordinary shares				
Cheng Wai Keung	–	–	20,000	20,000
Simon Claude Israel	9,500	9,500	–	–

Directors' Interests in Shares or Debentures (continued)

	Holdings registered in name of Director or nominee		Holdings in which a Director is deemed to have an interest	
	At 29/12/06	At 31/12/05 or date of appointment, if later	At 29/12/06	At 31/12/05 or date of appointment, if later
Singapore Technologies Engineering Ltd				
Ordinary shares				
Tan Pheng Hock	173,364	173,364	–	–
Options to subscribe for ordinary shares				
Tan Pheng Hock				
– Exercisable at S$1.29 per share between 8/8/00 to 7/8/08	5,000	5,000	–	–
– Exercisable at S$1.418 per share between 10/2/01 to 9/2/09	400,000	400,000	–	–
– Exercisable at S$2.00 per share between 11/8/01 to 10/8/09	5,000	5,000	–	–
– Exercisable at S$2.26 per share between 10/2/02 to 9/2/10	400,000	400,000	–	–
– Exercisable at S$2.72 per share between 20/2/02 to 19/2/11	225,000	225,000	–	–
– Exercisable at S$2.68 per share between 11/8/02 to 10/8/11	227,500	227,500	–	–
– Exercisable at S$2.29 per share between 8/2/03 to 7/2/12	175,000	175,000	–	–
– Exercisable at S$1.92 per share between 13/8/03 to 12/8/12	175,000	175,000	–	–
– Exercisable at S$1.79 per share between 7/2/04 to 6/2/13	200,000	200,000	–	–
– Exercisable at S$1.86 per share between 12/8/04 to 11/8/13	200,000	200,000	–	–
– Exercisable at S$2.09 per share between 10/2/05 to 9/2/14	200,000	200,000	–	–
– Exercisable at S$2.12 per share between 11/8/05 to 10/8/14	200,000	200,000	–	–
– Exercisable at S$2.37 per share between 8/2/06 to 7/2/15	200,000	200,000	–	–
– Exercisable at S$2.57 per share between 11/8/06 to 10/8/15	200,000	200,000	–	–
– Exercisable at S$3.01 per share between 10/2/07 to 9/2/16	200,000	200,000	–	–
– Exercisable at S$2.84 per share between 11/8/07 to 10/8/16	200,000	200,000	–	–
Conditional award of 250,000 performance shares to be delivered after 2006				
Tan Pheng Hock	0 to 500,000	0 to 500,000	–	–
Conditional award of 250,000 performance shares to be delivered after 2007				
Tan Pheng Hock	0 to 375,000	0 to 375,000	–	–
Conditional award of 250,000 performance shares to be delivered after 2008				
Tan Pheng Hock	0 to 375,000	0 to 375,000	–	–

	Holdings registered in name of Director or nominee		Holdings in which a Director is deemed to have an interest	
	At 29/12/06	At 31/12/05 or date of appointment, if later	At 29/12/06	At 31/12/05 or date of appointment, if later
Singapore Telecommunications Limited				
Ordinary shares				
Cheng Wai Keung	1,550	1,620	1,360	1,430
Ang Kong Hua	1,430	1,430	–	–
Christopher Lau Loke Sam	1,560	1,560	–	–
Simon Claude Israel	179,820	179,820	–	–
Tan Pheng Hock	1,800	1,800	1,550	1,550
SP AusNet securities*				
Ordinary shares				
Cheng Wai Keung	–	–	400,000	400,000
Bobby Chin Yoke Choong	–	–	20,000	20,000
Starhub Ltd				
Ordinary shares				
Tan Pheng Hock	27,430	27,430	–	–
TeleChoice International Limited				
Ordinary shares				
Tan Pheng Hock	30,000	30,000	–	–
Vertex Technology Fund (II) Ltd				
Ordinary shares				
Tan Pheng Hock⁺	–	–	5	5

The Directors' interests in the share capital of the related corporations as at 19 January 2007 were the same as at 29 December 2006.

The related corporations are related to the Company by virtue of a common ultimate holding company, Temasek Holdings (Private) Limited.

* Stapled Group securities, each comprising of one SP Australia Networks (Transmission) Ltd share, one SP Australia Networks (Distribution) share and one SP Australia Networks (Finance) Trust unit.

⁺ Held in trust by a trustee company on behalf of a director.

Directors' Contractual Benefits

Replacement rights, which are cash settled, are awarded to key executives conditional upon the participants meeting their performance conditions. From the end of the performance period, 50% of the replacement rights awarded will vest after two years, and the remaining 50% after three years. Details of replacement rights awarded to Executive Directors and employees are as follows:

Replacement Rights	
Performance period[10]	
From	29/12/01
To	26/12/03
Number of rights outstanding as at 31 December 2005	1,929,500
During the financial year	
- Rights awarded[12]	378,351
- Rights vested	(917,000)[11]
- Rights cancelled	(186,134)
Outstanding balance as at 29 December 2006	1,204,717[11]
Director's Interests:	
30 December 2005	
- David Lim Tik En	300,000

Details of replacement rights awarded to a Director of the Company under the Replacement Rights Plan up to 30 December 2005 were as follows:

Name of Director	Awarded in financial year ended 30 December 2005	Aggregate awarded since commencement of the Replacement Rights Plan to 30 December 2005	Aggregate vested since commencement of the Replacement Rights Plan to 30 December 2005	Aggregate outstanding as at 30 December 2005
David Lim Tik En	–	300,000	–	300,000

[10] For key executives who were not eligible during the period 29 December 2001 to 27 December 2002, their performance period starts from 28 December 2002 instead.

[11] From the end of the performance period, 50% of the replacement rights awarded were vested on 31 December 2005 and the remaining 50% will vest on 31 December 2006.

[12] Subsequent to the financial year ended 30 December 2005, 378,351 replacement rights were awarded to holders of the outstanding awards as a result of the capital reduction and cash distribution exercise.

Simon Claude Israel has an employment relationship with the ultimate holding company and has received remuneration in that capacity.

Since the end of the previous financial year, no Director has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the Director or with a firm of which he is a member, or with a company in which he has a substantial financial interest, except as disclosed in the financial statements and in this report.

Audit Committee

At the date of this report, the Audit Committee ("AC") consists of four Non-Executive Directors, all of whom are independent. Chaired by Mr Christopher Lau Loke Sam (elected Chairman on 19 April 2006), the other three members of the Committee are Mr Robert Holland, Jr, Mr Peter Wagner and Mr Bobby Chin Yoke Choong (appointed on 26 December 2006).

The AC is authorised by the Board of Directors ("the Board") to investigate any activity within its terms of reference. It has unrestricted access to information relating to the Group, to both the internal and external auditors, and to the Management and staff. It has full discretion to invite any Director or executive officer to attend its meetings. It is also authorised by the Board to obtain external legal or other independent professional advice as necessary and at the expense of the Group.

The AC's duties include:

(a) Reviewing with the external auditors the audit plan, the scope of the audits, the evaluation of the internal accounting controls, the audit reports and any matters which the external auditors wish to discuss (in the absence of Management, where necessary);

(b) Reviewing the cost-effectiveness and the independence and objectivity of the external auditors. Where the auditors also supply a substantial volume of non-audit services to the Group, the AC keeps the nature and extent of such services under review, seeking to balance the maintenance of objectivity and value for money;

(c) Reviewing with the internal auditors the internal audit plan, the scope and the results of internal audit procedures and their evaluation of the overall internal control systems. The internal control systems include financial controls, operational and compliance controls and risk management policies and systems established by the Management. The AC should ensure that a review of the effectiveness of the Group's internal controls is conducted at least annually. Such review can be carried out by the internal and/or public accountants, provided that where the public accountant is also the external auditor of the Company, the AC should satisfy itself that the independence of the public accountant is not compromised by any other material relationship with the Group;

(d) Reviewing the effectiveness of the Group's internal audit function;

(e) Reviewing the assistance given by the Group's officers to the auditors;

(f) Reviewing the significant financial reporting issues and judgements to ensure the integrity of the financial statements of the Group;

(g) Reviewing the Group's quarterly and year-end financial statements prior to submission to the Board and/or release to SGX-ST, focusing on:
- going concern assumption
- compliance with accounting standards and regulatory requirements
- any changes in accounting policies and practices
- significant issues arising from the quarterly review and year-end audit
- major judgemental areas.

The Company has put in place procedures to ensure that the financial information from its operations are not false and misleading in order to increase the assurance level of the AC in its review of the quarterly financial statements. In addition, the Company has also obtained negative assurance confirmation from its various key business and operational/functional heads within the Organisation/Group that nothing has come to their attention that would render the financial results to be false or misleading;

(h) Reviewing arrangements by which staff of the Group may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters. The AC ensures that arrangements are in place for the independent investigation of such matters and for appropriate follow-up action.

To allow staff to raise concerns about improprieties, the Company has in place a whistle-blowing hotline managed by the Company's Internal Audit Department;

Audit Committee (continued)

(i) Making recommendations to the Board on the appointment, re-appointment and removal of the external auditors, and approving the remuneration and terms of engagement of the external auditors;

(j) Meeting with the external auditors, and with the internal auditors, without the presence of the Management, at least annually;

(k) Monitoring Interested Person Transactions and conflict of interest situations that may arise within the Group including any transaction, procedure or course of action that raises questions of management integrity. The AC is also required to ensure that Directors report such transactions quarterly via SGX-ST quarterly announcements and annually to shareholders via the Annual Report; and

(l) Undertaking any other functions agreed by the AC and the Board.

The AC conducts an annual review of the independence and objectivity of Ernst & Young, the Company's external auditors. For the financial year 2006, the AC undertook a review of the volume of non-audit services provided by the external auditors to assess whether the nature and extent of those services might prejudice the independence and objectivity of the auditors. The AC was satisfied that such services did not affect the independence of the external auditors. The AC also reviewed the cost-effectiveness of the audit conducted by the external auditors.

The AC convened five meetings during the financial year with full attendance from all members. The attendees at these meetings included the Group Chief Executive Officer, Group Chief Financial Officer, Vice President of Group Finance and Group Internal Auditor. The external auditors attended these meetings, where required.

Auditors

The auditors, Ernst & Young, have expressed their willingness to accept re-appointment.

On behalf of the Directors

Cheng Wai Keung	**Thomas Held**
Director	Director

Singapore, 27 February 2007

Statement by Directors

In the opinion of the Directors,

(a) the balance sheet and statement of changes in equity of the Company and the consolidated financial statements of the Group as set out on pages 18 to 112 are drawn up so as to give a true and fair view of the state of affairs of the Company and of the Group at 29 December 2006, changes in equity of the Company and of the Group and of the results of the business and cash flows of the Group for the financial year then ended; and

(b) at the date of this statement there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

On behalf of the Directors

Cheng Wai Keung
Director

Thomas Held
Director

Singapore, 27 February 2007

Auditors' Report

To the Members of Neptune Orient Lines Limited

We have audited the accompanying financial statements of Neptune Orient Lines Limited (the Company) and its subsidiaries (collectively, the Group) set out on pages 18 to 112 for the financial year ended 29 December 2006, which comprise the balance sheets of the Group and the Company as at 29 December 2006, the statement of changes in equity of the Group and the Company, the income statement and cash flow statement of the Group for the year then ended, and a summary of significant accounting policies and other explanatory notes. The financial statements for the year ended 30 December 2005 were audited by another auditor whose report dated 28 February 2006 expressed an unqualified opinion on those statements.

Directors' Responsibility for the Financial Statements

The Company's directors are responsible for the preparation and fair presentation of these financial statements in accordance with the provisions of the Singapore Companies Act, Cap 50 (the Act) and Singapore Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we comply with ethical requirements and plan and perform our audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion,

(a) the consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company are properly drawn up in accordance with the provisions of the Singapore Companies Act, Cap. 50 (the Act) and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Group and the Company as at 29 December 2006 and the results, changes in equity and cash flows of the Group and the changes in equity of the Company for the year ended on that date; and

(b) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

Ernst & Young

Ernst & Young
Certified Public Accountants

Singapore, 27 February 2007

Consolidated Income Statement

For the Financial Year Ended 29 December 2006

	Note	Group 2006 US$'000	Group 2005 US$'000
Revenue	4	7,263,500	7,271,060
Cost of sales	5	(6,135,304)	(5,678,185)
Gross profit		1,128,196	1,592,875
Other gains (net)			
– Miscellaneous	4	30,522	62,806
– Finance and investment income	4	29,129	31,723
Expenses			
– Administrative	5	(720,725)	(691,645)
– Finance	6	(45,994)	(53,304)
– Other operating	5	(52,561)	(84,493)
– Impairment in value of goodwill arising on consolidation	5	(99,999)	–
Share of results of associated companies	14, 25	1,640	12,928
Share of results of joint ventures	15	2,637	3,231
Profit before income tax		272,845	874,121
Income tax credit/(expense)	8	100,390	(62,595)
Net profit for the financial year		373,235	811,526
Attributable to:			
Equity holders of the Company		363,743	803,872
Minority interest		9,492	7,654
		373,235	811,526

Earnings per share	Note	Group 2006 US cts	Group 2005 US cts
Basic	9	25.00	55.35
Diluted	9	24.92	55.22

The accompanying notes form an integral part of these financial statements.

Auditors' Report - Page 17

Balance Sheets

As at 29 December 2006

	Note	Group 2006 US$'000	Group 2005 US$'000	Company 2006 US$'000	Company 2005 US$'000
Assets					
Current Assets					
Cash and cash equivalents	10	694,313	1,160,946	26,111	9,099
Trade and other receivables	11	907,085	859,722	735,454	1,701,077
Inventories at cost		101,567	97,898	–	–
Derivative financial instruments	12	45,225	–	41,526	–
Other current assets	11	36,491	40,978	551	653
Total current assets		1,784,681	2,159,544	803,642	1,710,829
Non-current Assets					
Investments in subsidiaries	13	–	–	1,007,739	1,010,244
Investments in associated companies	14	8,736	5,898	24	23
Investments in joint ventures	15	17,112	16,585	–	–
Available-for-sale financial assets	16	323	14,862	11	13,589
Property, plant and equipment	17	2,191,479	2,259,778	47,153	51,519
Deferred charges	18	3,311	1,887	–	–
Intangible assets	19	26,115	27,492	26	35
Goodwill arising on consolidation	20	121,454	221,453	–	–
Deferred income tax assets	8	43,786	34,366	–	–
Derivative financial instruments	12	–	28,851	–	28,851
Other non-current assets	21	73,889	44,186	3,098	3,509
Total non-current assets		2,486,205	2,655,358	1,058,051	1,107,770
Total Assets		4,270,886	4,814,902	1,861,693	2,818,599
Liabilities					
Current Liabilities					
Trade and other payables	23	915,633	871,247	86,703	50,449
Current income tax liabilities	8	36,364	65,638	18,166	11,182
Borrowings	24	141,683	197,077	8,539	6,763
Provisions	25	47,029	35,520	926	860
Deferred income	26	4,637	4,637	–	–
Derivative financial instruments	12	67,132	14,058	41,526	476
Other current liabilities	23	178,472	184,211	–	–
Total current liabilities		1,390,950	1,372,388	155,860	69,730
Non-current Liabilities					
Borrowings	24	530,412	510,261	–	324,474
Provisions	25	115,987	91,191	–	–
Deferred income	26	5,478	10,543	–	–
Deferred income tax liabilities	8	17,148	137,509	10,329	10,313
Other non-current liabilities	27	68,816	67,102	–	–
Total non-current liabilities		737,841	816,606	10,329	334,787
Total Liabilities		2,128,791	2,188,994	166,189	404,517
Net Assets		2,142,095	2,625,908	1,695,504	2,414,082
Equity					
Share capital	29	822,066	814,447	822,066	814,447
Share premium	29	–	556,586	–	556,586
Treasury shares[13]	29	(2,482)	(1,399)	–	–
Foreign currency translation reserve		10,240	3,910	–	–
Retained earnings		1,280,755	1,222,706	852,015	1,020,722
Share-based compensation reserve		21,423	15,162	21,423	15,162
Hedging reserve		(23,449)	(14,577)	–	(852)
Fair value reserve		164	8,238	–	8,017
Capital and reserves attributable to equity holders of the Company		2,108,717	2,605,073	1,695,504	2,414,082
Minority interest		33,378	20,835	–	–
Total Equity		2,142,095	2,625,908	1,695,504	2,414,082
Net current assets		393,731	787,156	647,782	1,641,099

[13] "Treasury shares" are accounted for in accordance with FRS 32 (revised 2004). For avoidance of doubt, these do not have the same meaning as "treasury shares" under the Companies (Amendment) Act 2005.

The accompanying notes form an integral part of these financial statements.
Auditors' Report – Page 17

Consolidated Statement of Changes in Equity

For the Financial Year Ended 29 December 2006

Group	Note	Share capital US$'000	Share premium US$'000	Treasury shares[14] US$'000	Foreign currency translation reserve US$'000
Balance at 31 December 2005		814,447	556,586	(1,399)	3,910
Employee equity compensation schemes:					
– proceeds from shares issued	29	913	2,758	–	–
Capital distribution to equity holders	29	–	(555,814)	–	–
Balance before transfer of share premium reserve to share capital		815,360	3,530	(1,399)	3,910
Transfer of share premium reserve to share capital upon implementation of Companies (Amendment) Act 2005[15]	29	3,530	(3,530)	–	–
Balance after transfer of share premium reserve to share capital		818,890	–	(1,399)	3,910
Cash flow hedges		–	–	–	–
Net fair value losses on available-for-sale financial assets		–	–	–	–
Tax on fair value gains and losses	8	–	–	–	–
Currency translation differences		–	–	–	6,330
Net gains/(losses) recognised directly in equity		–	–	–	6,330
Net profit for the financial year		–	–	–	–
Total gains/(losses) recognised for the financial year		–	–	–	6,330
Dividends to equity holders	30	–	–	–	–
Dividends to minority interest		–	–	–	–
Capital contribution by minority interest		–	–	–	–
Disposal of subsidiaries		–	–	–	–
Employee equity compensation schemes:					
– value of employee services		–	–	–	–
– proceeds from shares issued	29	3,176	–	–	–
Purchase of shares by employee benefit trust	29	–	–	(1,083)	–
Balance at 29 December 2006		822,066	–	(2,482)	10,240

[14] "Treasury shares" are accounted for in accordance with FRS 32 (revised 2004). For avoidance of doubt, these do not have the same meaning as "treasury shares" under the Companies (Amendment) Act 2005.

[15] With the implementation of the Companies (Amendment) Act 2005 on 30 January 2006, the concept of authorised share capital is abolished and the shares of the Company have no par value. Consequently, the balance in share premium within equity as at 30 January 2006 had been reclassified to the Company's share capital.

The accompanying notes form an integral part of these financial statements.
Auditors' Report – Page 17

Capital and reserves attributable to equity holders of the Company

Retained earnings US$'000	Share-based compensation reserve US$'000	Hedging reserve US$'000	Fair value reserve US$'000	Minority interest US$'000	Total equity US$'000
1,222,706	15,162	(14,577)	8,238	20,835	2,625,908
–	(1,794)	–	–	–	1,877
(268,942)	–	–	–	–	(824,756)
953,764	13,368	(14,577)	8,238	20,835	1,803,029
–	–	–	–	–	–
953,764	13,368	(14,577)	8,238	20,835	1,803,029
–	–	(9,719)	–	–	(9,719)
–	–	–	(7,980)	–	(7,980)
–	–	847	(94)	–	753
–	–	–	–	(274)	6,056
–	–	(8,872)	(8,074)	(274)	(10,890)
363,743	–	–	–	9,492	373,235
363,743	–	(8,872)	(8,074)	9,218	362,345
(36,752)	–	–	–	–	(36,752)
–	–	–	–	(2,166)	(2,166)
–	–	–	–	5,527	5,527
–	–	–	–	(36)	(36)
–	9,320	–	–	–	9,320
–	(1,265)	–	–	–	1,911
–	–	–	–	–	(1,083)
1,280,755	21,423	(23,449)	164	33,378	2,142,095

For the Financial Year Ended 29 December 2006

Group	Note	Share capital US$'000	Share premium US$'000	Treasury shares[16] US$'000	Foreign currency translation reserve US$'000
Balance at 1 January 2005		813,282	555,692	–	4,862
Cash flow hedges		–	–	–	–
Fair value gain on available-for-sale financial assets		–	–	–	–
Currency translation differences		–	–	–	(952)
Net (losses)/gains recognised directly in equity		–	–	–	(952)
Net profit for the financial year		–	–	–	–
Total (losses)/gains recognised for the financial year		–	–	–	(952)
Dividends to equity holders	30	–	–	–	–
Dividends to minority interest		–	–	–	–
Capital contribution by minority interest		–	–	–	–
Employee equity compensation schemes:					
– value of employee services		–	–	–	–
– proceeds from shares issued	29	1,165	894	–	–
Purchase of shares by employee benefit trust	29	–	–	(1,399)	–
Balance at 30 December 2005		814,447	556,586	(1,399)	3,910

[16] "Treasury shares" are accounted for in accordance with FRS 32 (revised 2004). For avoidance of doubt, these do not have the same meaning as "treasury shares" under the Companies (Amendment) Act 2005.

The accompanying notes form an integral part of these financial statements.
Auditors' Report – Page 17

Capital and reserves attributable to equity holders of the Company

Retained earnings US$'000	Share-based compensation reserve US$'000	Hedging reserve US$'000	Fair value reserve US$'000	Minority interest US$'000	Total equity US$'000
810,306	–	8,150	8,190	14,681	2,215,163
–	–	(22,727)	–	–	(22,727)
–	–	–	48	–	48
–	–	–	–	57	(895)
–	–	(22,727)	48	57	(23,574)
803,872	–	–	–	7,654	811,526
803,872	–	(22,727)	48	7,711	787,952
(391,472)	–	–	–	–	(391,472)
–	–	–	–	(1,785)	(1,785)
–	–	–	–	228	228
–	15,162	–	–	–	15,162
–	–	–	–	–	2,059
–	–	–	–	–	(1,399)
1,222,706	15,162	(14,577)	8,238	20,835	2,625,908

Statement of Changes in Equity

For the Financial Year Ended 29 December 2006

Company	Note	Share capital US$'000	Share premium US$'000	Retained earnings US$'000	Share-based compensation reserve US$'000	Hedging reserve US$'000	Fair value reserve US$'000	Total equity US$'000
Balance at 31 December 2005		814,447	556,586	1,020,722	15,162	(852)	8,017	2,414,082
Employee equity compensation schemes:								
– proceeds from shares issued	29	913	2,758	–	(1,794)	–	–	1,877
Capital distribution to equity holders	29	–	(555,814)	(268,942)	–	–	–	(824,756)
Balance before transfer of share premium reserve to share capital		815,360	3,530	751,780	13,368	(852)	8,017	1,591,203
Transfer of share premium reserve to share capital upon implementation of Companies (Amendment) Act 2005[17]	29	3,530	(3,530)	–	–	–	–	–
Balance after transfer of share premium reserve to share capital		818,890	–	751,780	13,368	(852)	8,017	1,591,203
Cash flow hedges		–	–	–	–	852	–	852
Fair value loss on available-for-sale financial assets		–	–	–	–	–	(8,017)	(8,017)
Net gains/(losses) recognised directly in equity		–	–	–	–	852	(8,017)	(7,165)
Net profit for the financial year		–	–	136,987	–	–	–	136,987
Total gains/(losses) recognised for the financial year		–	–	136,987	–	852	(8,017)	129,822
Dividends to equity holders	30	–	–	(36,752)	–	–	–	(36,752)
Employee equity compensation schemes:								
– value of employee services		–	–	–	9,320	–	–	9,320
– proceeds from shares issued	29	3,176	–	–	(1,265)	–	–	1,911
Balance at 29 December 2006		822,066	–	852,015	21,423	–	–	1,695,504

[17] With the implementation of the Companies (Amendment) Act 2005 on 30 January 2006, the concept of authorised share capital is abolished and the shares of the Company have no par value. Consequently, the balance in share premium within equity as at 30 January 2006 had been reclassified to the Company's share capital.

The accompanying notes form an integral part of these financial statements.
Auditors' Report – Page 17

Company	Note	Share capital US$'000	Share premium US$'000	Retained earnings US$'000	Share-based compensation reserve US$'000	Hedging reserve US$'000	Fair value reserve US$'000	Total equity US$'000
Balance at 1 January 2005		813,282	555,692	246,760	–	(6,030)	8,017	1,617,721
Cash flow hedges		–	–	–	–	5,178	–	5,178
Net gains recognised directly in equity		–	–	–	–	5,178	–	5,178
Net profit for the financial year		–	–	1,165,434	–	–	–	1,165,434
Total gains recognised for the financial year		–	–	1,165,434	–	5,178	–	1,170,612
Dividends to equity holders	30	–	–	(391,472)	–	–	–	(391,472)
Employee equity compensation schemes:								
– value of employee services		–	–	–	15,162	–	–	15,162
– proceeds from shares issued	29	1,165	894	–	–	–	–	2,059
Balance at 30 December 2005		814,447	556,586	1,020,722	15,162	(852)	8,017	2,414,082

The accompanying notes form an integral part of these financial statements.
Auditors' Report – Page 17

Consolidated Cash Flow Statement

For the Financial Year Ended 29 December 2006

	2006 US$'000	2005 US$'000
Cash Flows from Operating Activities		
Profit before income tax	272,845	874,121
Adjustments for:		
Amortisation of non-current assets and deferred income	2,466	4,261
Depreciation of property, plant and equipment	244,746	242,552
Fair value gains on interest rate collars: not qualifying as hedges	(15)	(3,005)
Fair value losses on cross currency interest rate swaps: fair value hedges	2,037	14,514
Fair value losses on cross currency interest rate swaps: cash flow hedges	1,588	–
Fair value gains on long term borrowings: fair value hedge adjustment on bond	(257)	(9,494)
Fair value gains on forward foreign exchange contracts: not qualifying as hedges	(50)	–
Interest expense	37,502	40,002
Interest income	(23,794)	(25,295)
Investment income	(60)	(6,360)
Share-based compensation costs	9,981	16,821
Fair value (gains)/losses on treasury shares held under Staff Share Ownership Scheme	(703)	443
Write-off of intangible assets	–	8,677
Net profit on disposal of property, plant and equipment	(7,437)	(16,138)
Net loss on disposal of intangible assets	102	–
Net profit on disposal of subsidiaries	(2,295)	(219)
Net loss/(profit) on disposal of associated companies	20	(8,659)
Net profit on disposal of available-for-sale financial assets	(2,579)	(399)
Net provision for impairment of loans and non-trade debts to associated companies	2,412	3,490
Net provision for/(write-back of) impairment of loans receivable	2,906	(1,256)
Net write-back of provision for impairment in value of property, plant and equipment	(555)	(3,971)
Net provision for impairment in value of a joint venture company	2,075	–
Net write-back of provision for impairment in value of other non-current investments	–	(606)
Provision for impairment in value of available-for-sale financial assets	4,833	–
Impairment in value of goodwill arising on consolidation	99,999	–
Net provision for restructuring and termination costs	13,171	16
Net provision for insurance, litigation and other claims, net of reimbursement of US$11.2 million (2005: US$6.0 million)	28,821	1,157
Net provision for drydocking costs	1,223	2,624
Net provision for onerous contract – leased premises	–	96
Net (write-back of)/provision for impairment of other non-current assets	(344)	8,256
Share of results of associated companies	(1,640)	(12,928)
Share of results of joint ventures	(2,637)	(3,231)
Unrealised translation losses/(gains)	201	(998)
Operating cash flow before working capital changes	684,562	1,124,471
Changes in operating assets and liabilities, net of effects from disposal of subsidiaries:		
Receivables	(64,809)	36,603
Inventories	(3,669)	(28,126)
Payables	14,598	85,845
Net amount due from associated companies	(2,664)	(3,514)
Cash generated from operations	628,018	1,215,279
Interest paid	(34,725)	(41,346)
Interest received	23,811	24,257
Net income tax paid	(57,239)	(51,204)
Net cash inflow from operating activities	559,865	1,146,986

The accompanying notes form an integral part of these financial statements.
Auditors' Report – Page 17

	2006 US$'000	2005 US$'000
Cash Flows from Investing Activities		
Net (repayment of)/proceeds from loans receivable	(2,771)	2,987
Investment income received	60	6,360
Additions in other non-current investments	(1,178)	(386)
Dividends received from associated company and joint venture	2,127	–
Investment in a joint venture	(94)	–
Purchase of property, plant and equipment	(172,386)	(204,098)
Purchase of intangible assets	(5,533)	(10,947)
Proceeds from disposal of property, plant and equipment	12,725	39,200
Proceeds from disposal of associated companies	–	3,675
Proceeds from disposal of available-for-sale financial assets	4,306	569
Proceeds from disposal of non-current investments	9	–
Net cash inflow/(outflow) (net of transaction costs) from disposal of subsidiaries, net of cash disposed[18]	2,238	(210)
Net cash outflow from investing activities	(160,497)	(162,850)
Cash Flows from Financing Activities		
Proceeds from borrowings	414,745	192,274
Net contribution from employees for purchase of treasury shares by the employee benefit trust	23	–
Capital distribution to equity holders	(824,756)	–
Dividends paid to equity holders	(36,752)	(391,472)
Dividends paid to minority interest	(2,166)	(1,785)
Capital contribution by minority interest	5,527	228
Proceeds from issue of new ordinary shares	3,788	2,059
Repayment of borrowings	(125,940)	(298,006)
Net payment for early redemption of bond and termination of cross currency interest rate swap	(298,204)	–
Payment of costs incurred in connection with long term financing	(2,266)	(1,015)
Net cash outflow from financing activities	(866,001)	(497,717)
Net (Decrease)/Increase in Cash and Cash Equivalents	(466,633)	486,419
Cash and Cash Equivalents at Beginning of Financial Year (Note 10)	1,160,946	674,527
Cash and Cash Equivalents at End of Financial Year (Note 10)	694,313	1,160,946

[18] **Net cash inflow/(outflow) (net of transaction costs) from disposal of subsidiaries, net of cash disposed**
Please refer to Note 10 for the effect of disposal of subsidiaries on the Group's cash flows.

The accompanying notes form an integral part of these financial statements.
Auditors' Report – Page 17

These notes form an integral part of and should be read in conjunction with the accompanying financial statements expressed in United States Dollars.

1. General

The Company is domiciled and incorporated in Singapore and is publicly traded on the Singapore Exchange. The address of its registered office is as follows:

456 Alexandra Road, #06-00 NOL Building, Singapore 119962.

The principal activities of the Company are those of investment holding and the ownership and charter of shipping vessels, including participation in ventures related to these activities.

The principal activities of the subsidiaries are:

i) investment holding and the ownership and charter of shipping vessels and other related assets;
ii) the provision of transportation services for containerised cargo in the global markets;
iii) the provision of supply chain management, warehousing, distribution and customer logistics solutions (by way of a global network of services spanning ocean, air and overland operations) to customers;
iv) participation in ventures related to the activities listed under (i), (ii) and (iii) above; and
v) the provision of other related and complementary services including ship management, engineering and repairs to customers.

The Group also engages in other incidental activities such as the sales and disposals of shipping vessels, containers and related assets as well as non-core properties and assets from time to time.

There have been no significant changes in the nature of these activities during the financial year.

The financial year of 2006 started on 31 December 2005 and ended on 29 December 2006 (2005: 1 January 2005 to 30 December 2005) as the Group and the Company adopted the last Friday of every calendar year to be their accounting year-end date.

The Company's ultimate holding company is Temasek Holdings (Private) Limited ("Temasek"), a company incorporated in Singapore.

2. Significant Accounting Policies

2.1 Basis of preparation

The financial statements have been prepared in accordance with Singapore Financial Reporting Standards ("FRS"). The financial statements have been prepared under the historical cost convention, except as disclosed in the accounting policies below.

The preparation of financial statements in conformity with FRS requires management to exercise its judgement in the process of applying the Group's accounting policies. It also requires the use of accounting estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the financial year. Although these estimates are based on management's best knowledge of current events and actions, actual results may ultimately differ from those estimates. Critical accounting estimates and assumptions used that are significant to the financial statements, and areas involving a higher degree of judgement or complexity, are disclosed in Note 3.

In view of the international nature of the Group's operations, most companies in the Group adopted the United States Dollar as their functional and reporting currency.

Interpretations and amendments to published standards effective in 2006

In 2006, the Group and the Company elected to early adopt the amendments to new or revised FRS and Interpretations of FRS ("INT FRS") that are mandatory for application for annual periods beginning on or after 1 January 2006. Changes to the Group's accounting policies have been made as required, in accordance with the relevant transitional provisions in the respective FRS and INT FRS. The 2005 comparatives have been amended where as required, in accordance with the relevant transitional provisions in the respective FRS and INT FRS.

The following are the FRS and INT FRS that are relevant to the Group:

FRS 1 (revised 2004) Presentation of Financial Statements
FRS 16 (revised 2004) Property, Plant and Equipment
FRS 19 (revised 2005) Employee Benefits
FRS 21 (revised 2004) The Effects of Changes in Foreign Exchange Rates
FRS 24 (revised 2004) Related Party Disclosures
FRS 32 (revised 2004) Financial Instruments: Disclosure and Presentation
FRS 37 (revised 2003) Provisions, Contingent Liabilities and Contingent Assets
FRS 38 (revised 2004) Intangible Assets
FRS 39 (revised 2006) Financial Instruments: Recognition and Measurement
INT FRS 104 Determining Whether an Arrangement Contains a Lease

The adoption of the above FRS and INT FRS did not result in substantial changes to the Group's accounting policies and did not have any significant impact on the Group and the Company.

2.2 Revenue recognition

Revenue for the Group is earned from the provision of the Group's services after eliminating sales within the Group, and is recognised at the fair value of consideration received or receivable for the rendering of services, net of discount.

Revenue from the liner service is recognised on an accrual basis, using the percentage-of-completion method.

The majority of revenue from the logistics service is derived from the storage, handling and transportation of customer products. Such revenue is recognised when the services are provided. For shipments in transit, revenue is recognised on an accrual basis, using the percentage-of-completion method. Recognition of handling revenue is deferred until completion of the handling activity. Revenue is also recognised from fees earned upon the performance of certain logistics outsourcing activities, such as freight forwarding and customs clearance services. In this capacity, Logistics business unit acts, in substance, as an agent or broker on behalf of its customers.

Dividend income is recognised when the right to receive payment is established.

Rental income from operating leases of owned and leased assets is recognised on a straight-line basis over the lease term.

Interest income is recognised on a time-proportion basis, using the effective interest rate method.

2.3 Group accounting

(a) Subsidiaries

Subsidiaries are entities (including special purpose entities) over which the Group has power to govern the financial and operating policies, normally accompanying an interest of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date on which control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued or liabilities undertaken at the date of acquisition, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values on the date of acquisition, irrespective of the extent of any minority interest. Please refer to Note 2.7 for the Group's accounting policy on goodwill.

2. Significant Accounting Policies (continued)

2.3 Group accounting (continued)

(a) Subsidiaries (continued)

In preparing the consolidated financial statements, intercompany transactions, balances and unrealised gains on transactions between groups of companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Minority interests are that part of the net results of operations and of the net assets of a subsidiary attributable to interests which are not owned directly or indirectly by the Group. It is measured at the minorities' share of the fair value of the subsidiaries' identifiable assets and liabilities at the date of acquisition by the Group and the minorities' share of changes in equity since the date of acquisition, except when the losses applicable to the minority in a subsidiary exceed the minority interests in the equity of that subsidiary. In such cases, the excess and further losses applicable to the minority interests are attributed to the equity holders of the Company, unless the minority interests have a binding obligation to, and are able to, make good the losses. When that subsidiary subsequently reports profits, the profits applicable to the minority interests are attributed to the equity holders of the Company until the minority interests' share of losses previously absorbed by the equity holders of the Company have been recovered.

A list of the Group's significant subsidiaries is shown in Note 39.

Please refer to Note 2.9 for the accounting policy on investments in subsidiaries.

(b) Associated companies

Associated companies are entities over which the Group has significant influence, but not control, generally accompanying a shareholding of between and including 20% and 50% of the voting rights.

Investments in associated companies are accounted for in the consolidated financial statements using the equity method of accounting. Investments in associated companies in the consolidated balance sheet includes goodwill (net of accumulated impairment loss) identified on acquisition. Please refer to Note 2.7 for the Group's accounting policy on goodwill.

Investments in associated companies are initially recognised at cost. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

In applying the equity method of accounting, the Group's share of its associated companies' post-acquisition profits or losses is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in equity directly. These post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associated company equals or exceeds its interest in the associated company, including any other unsecured receivables, the Group does not recognise further losses, unless it has obligations on behalf of the associated company.

Unrealised gains on transactions between the Group and its associated companies are eliminated to the extent of the Group's interest in the associated companies. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associated companies have been changed where necessary to ensure consistency with the accounting policies adopted by the Group.

There are no significant associated companies in the Group.

Please refer to Note 2.9 for the accounting policy on investments in associated companies.

(c) Joint ventures

Joint ventures are corporations, partnerships or other entities over which the Group has contractual agreements to jointly share the control over the economic activity of the entities with one or more parties. The Group's share of the consolidated results of joint ventures are included in the consolidated financial statements under the equity method on the same basis as associated companies. Please refer to Note 2.3(b).

There are no significant joint ventures in the Group.

Please refer to Note 2.9 for the Company's accounting policy on investments in joint ventures.

2.4 Property, plant and equipment

(a) Measurement

Property, plant and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses (Note 2.11). The cost of property, plant and equipment comprises its purchase price and any cost that is directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manners intended by management. The projected cost of dismantlement, removal or restoration is also included as part of the cost of property, plant and equipment if the obligation for dismantlement, removal or restoration is incurred as a consequence of acquiring or using the asset. Cost may also include any gains/losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment that are transferred from the hedging reserve.

Upon acquisition of a vessel, the components of the vessel which are required to be replaced at the next drydocking are identified. The cost of these components is depreciated over the period to the next estimated drydocking date. Costs incurred on subsequent drydocking of vessels are capitalised and depreciated over the period to the next drydocking date. When significant drydocking costs recur prior to the expiry of the depreciation period, the remaining costs of the previous drydocking are written off in the month of the subsequent drydocking.

No depreciation is provided on vessels under construction and freehold land. Depreciation on freehold buildings and leasehold land and buildings is calculated using the straight line-method to allocate their depreciable amount over their estimated lives or their lease terms, if shorter. The estimated useful lives are as follows:

Freehold buildings	15 – 50 years
Leasehold land and buildings	5 – 66 years

Depreciation on vessels in operation is calculated to reduce the cost of such assets to their estimated scrap value. The depreciable amount is allocated over the estimated useful lives using the straight-line method. The estimated useful lives are as follows:

Containerships	10 – 25 years
Ocean vessels	5 – 25 years

Depreciation on other property, plant and equipment is calculated using the straight-line method to allocate their depreciable amount over their estimated useful lives. The estimated lives are as follows:

Plant & machinery and operating equipment	3 – 20 years
Computers and software	3 – 5 years
Motor vehicles, office equipment, furniture, fixtures and fittings	3 – 10 years

The residual values and useful lives of property, plant and equipment are reviewed, and adjusted as appropriate at each balance sheet date. The effects of any revision of the residual values and useful lives are included in the income statement for the financial year in which the changes arise.

2.4 Property, plant and equipment (continued)

(b) Subsequent expenditure
Subsequent expenditure relating to property, plant and equipment that has already been recognised is added to the carrying amount of the asset only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Other subsequent expenditure is recognised as repair and maintenance expense in the income statement during the financial year in which it is incurred.

(c) Disposal
On disposal of an item of property, plant and equipment, the difference between the net disposal proceeds and its carrying amount is taken to the income statement.

2.5 Borrowing costs

The borrowing costs specifically incurred to finance the construction of vessels are capitalised as part of the cost of vessels during the period that is required to complete and prepare the asset for its intended use. All other borrowing costs are recognised in the income statement on a time proportion basis using the effective interest method.

The cost capitalised is the actual borrowing costs incurred during the period less any investment income on the temporary investment of those borrowings.

2.6 Deferred charges

Deferred charges relate to costs incurred in connection with long term financing facilities which are deferred and amortised on a straight-line basis over the tenure of the credit facilities.

2.7 Goodwill

Goodwill represents the excess of the cost of an acquisition of subsidiaries, associated companies or joint ventures over the fair value of the Group's share of the identifiable net assets of the acquired subsidiaries, associated companies and joint ventures at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in goodwill on consolidation, goodwill on acquisitions of associated companies and joint ventures is included in investments in associated companies and joint ventures respectively. Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses (Note 2.11). Gains and losses on the disposal of subsidiaries, associated companies and joint ventures include the carrying amount of goodwill relating to the entity sold.

2.8 Intangible assets

Intangible assets are stated at cost less accumulated amortisation and accumulated impairment losses (Note 2.11).

(a) System technology and software
Where system technology and software is not an integral part of the related hardware, it is treated as an intangible asset. Computer software that is an integral part of the related hardware is treated as part of the hardware and classified as property, plant and equipment (Note 2.4).

Costs that are directly associated with the production of identifiable and unique software products controlled by the Group and the Company, and that will probably generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Direct costs include software development employee costs and an appropriate portion of relevant overheads.

Acquired computer software licences are initially capitalised at cost which includes the purchase price (net of any discounts and rebates) and other directly attributed cost of preparing the asset for its intended use. Direct expenditure, which enhances or extends the performance of computer software beyond its original specifications and which can be reliably measured, is recognised as a capital improvement and added to the original cost of the software. Costs associated with maintaining computer software are recognised as an expense as incurred.

Software costs which are assessed as having no continuing economic value are written off to the income statement.

(b) Contract and lease advantages
Contract and lease advantages are separately identified and recognised upon acquisitions of subsidiaries. Contract and lease advantages represent the relevant contracts and lease agreements which have favourable terms compared to market.

(c) Terminal berthing rights
This represents amounts paid to obtain absolute berthing priority rights at a terminal over a contract period of 20 years.

Intangible assets are amortised using the straight-line method over their estimated useful lives which are as follows:

System technology and software	5 years
Contract and lease advantages	5 – 20 years
Terminal berthing rights	20 years

The amortisation period and amortisation method of intangible assets other than goodwill are reviewed at least at each balance sheet date. The effects of any revision of the amortisation period or amortisation method are included in the income statement for the financial year in which the changes arise.

2.9 Investments in subsidiaries, associated companies and joint ventures

Investments in subsidiaries, associated companies and joint ventures are stated at cost less accumulated impairment losses (Note 2.11) in the Company's balance sheet.

On disposal of investments in subsidiaries, associated companies and joint ventures, the difference between net disposal proceeds and the carrying value of the investments are taken to the income statement.

2. Significant Accounting Policies (continued)

2.10 Financial assets

(a) Classification

The Group classifies its financial assets in the following categories: loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the assets were acquired. Management determines the classification of these financial assets at initial recognition and re-evaluates this designation at every balance sheet date.

(i) *Loans and receivables*

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except those maturing later than 12 months after the balance sheet date which are classified as non-current assets.

The Group classifies the following financial assets as loans and receivables:

- Cash and cash equivalents
- Trade and other receivables
- Deposits

(ii) *Available-for-sale financial assets*

Available-for-sale financial assets are non-derivatives financial assets that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the assets within 12 months after the balance sheet date.

(b) Recognition and derecognition

Purchases and sales of available-for-sale financial assets are recognised on trade-date – the date on which the Group commits to purchase or sell the asset. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

On sale of a financial asset, the difference between the net sale proceeds and its carrying amount is taken to the income statement. Any amount in the fair value reserve relating to that asset is also taken to the income statement.

(c) Initial measurement

Financial assets are initially recognised at fair value plus transaction costs.

(d) Subsequent measurement

Available-for-sale financial assets are subsequently carried at fair value. Loans and receivables are carried at amortised cost using the effective interest method.

Changes in the fair value of monetary assets denominated in a foreign currency and classified as available-for-sale are analysed into translation differences resulting from changes in amortised cost of the asset and other changes. The translation differences are recognised in the income statement, and other changes are recognised in the fair value reserve within equity. Changes in fair values of other monetary and non-monetary assets that are classified as available-for-sale are recognised in the fair value reserve within equity.

Interest on financial assets, available-for-sale, calculated using the effective interest method, is recognised in the income statement. Dividends on available-for-sale equity securities are recognised in the income statement when the Group's right to receive payment is established. When financial assets classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognised in the fair value reserve within equity are included in the income statement as "gains and losses from available-for-sale financial assets".

(e) Impairment

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired.

(i) Loans and receivables

An allowance for impairment of loans and receivables, including trade and other receivables, is recognised when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the receivable is impaired. The amount of the allowance is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate.

The amount of the allowance for impairment is recognised in the income statement within "Other operating expenses".

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in the profit and loss account, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

(ii) Financial assets, available-for-sale

In the case of an equity security classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered an indicator that the security is impaired.

When there is objective evidence that an available-for-sale financial asset is impaired, the cumulative loss that has been recognised directly in the fair value reserve is removed from the fair value reserve within equity and recognised in the income statement. The cumulative loss is measured as the difference between the acquisition cost (net of any principal repayments and amortisation) and the current fair value, less any impairment loss on that financial asset previously recognised in income statement. Impairment losses recognised in the income statement on equity instruments classified as available-for-sale financial assets are not reversed through the income statement.

2.11 Impairment of non-financial assets

(a) Goodwill

Goodwill is tested annually for impairment, as well as when there is any indication that the goodwill may be impaired.

For the purpose of impairment testing of goodwill, goodwill is allocated to each of the Group's cash-generating units ("CGU") expected to benefit from synergies arising from the business combination.

An impairment loss is recognised in the income statement when the carrying amount of a CGU, including the goodwill, exceeds the recoverable amount of the CGU. Recoverable amount of the CGU is the higher of a CGU's fair value less cost to sell and value-in-use.

The total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU.

Impairment loss on goodwill is recognised in the income statement and is not reversed in a subsequent period.

2. Significant Accounting Policies (continued)

2.11 Impairment of non-financial assets (continued)

(b) Intangible assets
Property, plant and equipment
Investments in subsidiaries, associated companies and joint ventures

Intangible assets, property, plant and equipment and investments in subsidiaries, associated companies and joint ventures are reviewed for impairment whenever there is any indication that these assets may be impaired. If any such indication exists, the recoverable amount (i.e. the higher of the fair value less cost to sell and value-in-use) of the asset is estimated to determine the amount of impairment loss.

For the purpose of impairment testing of these assets, recoverable amount is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. If this is the case, recoverable amount is determined for the CGU to which the asset belongs.

If the recoverable amount of the asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. The impairment loss is recognised in the income statement.

An impairment loss for an asset other than goodwill is reversed if, and only if, there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. The carrying amount of an asset other than goodwill is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of amortisation or depreciation) had no impairment loss been recognised for the asset in prior years. A reversal of impairment loss for an asset other than goodwill is recognised in the income statement.

2.12 Financial guarantees

The Company has issued corporate guarantees to banks for bank borrowings of its subsidiaries and associated companies. These guarantees are financial guarantee contracts as they require the Company to reimburse the banks if the subsidiaries or associated companies fail to make principal or interest payments when due in accordance with the terms of their borrowings. Financial guarantee contracts are initially recognised at their fair values plus transaction costs.

Financial guarantee contracts are subsequently amortised to the income statement over the period of the borrowings, unless the Company has incurred an obligation to reimburse the bank for an amount higher than the unamortised amount. In this case, the financial guarantee contracts shall be carried at the expected amount payable to the bank.

2.13 Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings which are due to be settled within twelve months after the balance sheet date are presented as current borrowings in the balance sheet. Other borrowings due to be settled more than twelve months after the balance sheet date are presented as non-current borrowings in the balance sheet.

2.14 Accounting for leases

(a) When a Group company is the lessee:
The Group leases certain property, plant and equipment from third parties.

(i) Finance leases
Leases of property, plant and equipment where the Group assumes substantially the risks and rewards of ownership are classified as finance leases.

The leased assets and the corresponding lease liabilities (net of finance charges) under finance leases are recognised on the balance sheet as property, plant and equipment and borrowings respectively at the inception of the leases at the lower of the fair values of the leased assets and the present values of the minimum lease payments.

Each lease payment is apportioned between the finance charge and the reduction of the outstanding lease liability. The finance charge is recognised in the income statement and allocated to each period during the lease term so as to achieve a constant periodic rate of interest on the remaining balance of the finance lease liability. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term in accordance with the Group's depreciation policy.

Contingent rents are recognised as an expense in the income statement in the financial year in which they are incurred.

(ii) Operating leases

Leases of property, plant and equipment where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessors) are taken to the income statement on a straight-line basis over the period of the lease. The difference between the actual lease payment and the amount taken to the income statement is capitalised as deferred lease payables.

Contingent rent is that portion of the lease payments that is not fixed in amount but is based on a factor other than just the passage of time, for example, market interest rates. Contingent rents are recognised as an expense in the income statement in the financial year in which they are incurred.

Profits on sale and leaseback transactions which constitute operating leases are recognised immediately in the income statement when such sale and leaseback transactions are established at fair value. If the sale price is below fair value, any profit or loss shall be recognised immediately except that, if the loss is compensated for by future lease payments at below market price, it shall be deferred and amortised in proportion to the lease payments over the period for which the asset is expected to be used. If the sale price is above fair value, the excess over fair value shall be deferred and amortised over the period for which the asset is expected to be used.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the financial year in which termination takes place.

(b) When a Group company is the lessor:

(i) Operating leases

Assets leased out under operating leases are included in property, plant and equipment and are stated at cost less accumulated depreciation and accumulated impairment losses.

Contingent rent is that portion of the lease receipts that is not fixed in amount but is based on a factor other than just the passage of time, for example, market interest rates. Contingent rents are recognised as income in the income statement in the financial year in which they are earned.

Rental income (net of any incentives given to lessees) is recognised in the income statement on a straight-line basis over the lease term. The difference between the actual lease receipt and the amount taken to the income statement is capitalised as deferred lease receivables.

Initial direct costs incurred by the Group in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised as an expense in the income statement over the lease term on the same basis as the lease income.

2. Significant Accounting Policies (continued)

2.15 Inventories

Inventories mainly comprise bunkers and consumable stores. Inventories are stated at the lower of cost and net realisable value. Cost is derived on a weighted average basis. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Cost of inventories include transfer from the hedging reserve any gains or losses on qualifying cash flow relating to purchases of inventories.

2.16 Trade and other payables

Trade and other payables are initially recognised at fair value and subsequently carried at amortised cost, using the effective interest method.

2.17 Taxation

Current income tax liabilities (and assets) for current and prior periods are recognised at the amounts expected to be paid to (or recovered from) the tax authorities, using the tax rates (and tax laws) that have been enacted or substantially enacted by the balance sheet date.

No provision is made for taxation on qualifying shipping income derived from the Company's and Group's vessels which is exempt from taxation under Section 13A of the Singapore Income Tax Act and the Singapore's Approved International Shipping Enterprise Tax Incentive.

A concessionary tax rate is applied to certain qualifying shipping logistics income under the Approved Freight and Logistics Incentive. The incentive also covers income from network companies for corporate management services provided.

Deferred income tax is provided on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for.

Deferred income tax liability is recognised on temporary differences arising on investments in subsidiaries, associated companies and joint ventures, except where the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax asset is recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. Unrecognised deferred income tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at:

(a) the tax rates that are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled, based on tax rates (and tax laws) that have been enacted or substantially enacted by the balance sheet date; and

(b) the tax consequence that would follow from the manner in which the Group expects, at the balance sheet date, to recover or settle the carrying amounts of its assets and liabilities.

Current and deferred income tax are recognised as income or expenses in the income statement for the period, except to the extent that the tax arises from a business combination or a transaction which is recognised directly in equity. Deferred tax on temporary differences arising from fair value gains and losses on available-for-sale financial assets and cash flow hedges are charged or credited directly to equity in the same period the temporary differences arise. Deferred tax arising from a business combination is adjusted against goodwill on acquisition.

2.18 Provisions

Provisions are recognised when the Group has a legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount can be made. Provisions are measured at the present value of the expenditure expected to be required to settle the obligation using a pre-tax discount rate that reflects the current market assessment of the time value of money and the risks specific to the obligation. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The details and methodology for estimating the amount of provision required is set out in Note 25.

2.19 Employee benefits

(a) Employee leave entitlement
Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

(b) Post-employment benefit plans

(i) Defined benefit plans
The Group has defined benefit pension plans which generally call for benefits to be paid to eligible employees of certain subsidiaries at retirement, based on either the "cash balance" credited to each employee's account, or years of credited service pensionable compensation. The Group's general policy is to fund pension costs at no less than the statutory requirement.

In addition, certain subsidiaries in the Group contribute to a number of collectively bargained, multi-employer plans that provide pension benefits to certain union-represented employees. These contributions are determined in accordance with the provisions of negotiated labour contracts.

For defined benefit plans, pension costs are assessed using the projected unit credit method: the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of the actuaries who carry out a full valuation of the plans every year. The pension obligations, net of plan assets, is measured as the present value of the estimated future cash outflows using interest rates of government securities which have terms to maturity approximating the terms of the related liability. When pension obligations exceed plan assets, the balance is classified as non-current liability. When plan assets exceeds pension obligations, the balance is classified as non-current asset. Actuarial gains and losses are recognised over the average service lives of employees.

(ii) Defined contribution plans
Defined contribution plans are post-employment benefit plans under which the Group pays fixed contributions into separate entities. The Group has no legal or constructive obligation to pay further contributions if any of the funds does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior financial years.

The Group pays contributions to publicly and privately administered post-employment benefit plans on a mandatory, contracted or voluntary basis. The contributions are recognised as employee benefit expense in the financial year to which they relate. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future payments is available.

2. Significant Accounting Policies (continued)

2.19 Employee benefits (continued)

(c) Share-based compensation

(i) Employee Share Option Plan

Share options under the NOL Share Option Plan ("NOL SOP") are granted to Directors and employees of the Group. These options are granted at the average closing market price of the shares for the three trading days immediately preceding the grant date. Individual awards to employees take into consideration the job level, performance and leadership potential of the employee. Pursuant to the terms of the NOL SOP, share options will vest after a specified number of years from the grant date.

The fair value of the employee services received in exchange for the grant of the options is recognised as an expense in the income statement with a corresponding increase in share-based compensation reserve. The total amount to be recognised over the vesting period is determined by reference to the fair value of the share options at the date of the grant and the number of share options expected to become exercisable by vesting date. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable on vesting date. At every balance sheet date, the Group revises its estimates of the number of share under options that are expected to become exercisable on vesting date. Any revision of this estimate is included in the income statement and a corresponding adjustment to share-based compensation reserve over the remaining vesting period.

The proceeds received (net of any directly attributable transaction costs) and the related balance previously recognised in the share option reserve are credited to share capital, when the options are exercised.

(ii) Performance Share Plan

Performance shares under the Performance Share Plan ("PSP") are awarded to key executives conditional upon the Group meeting or exceeding a prescribed financial target condition during the performance period, and also conditional on the participants meeting their performance conditions. Pursuant to the terms of the PSP, performance shares will vest after a specified number of years from the end of the performance period.

The fair value of the employee services received in exchange for the award of the performance shares is recognised as an expense in the income statement with a corresponding increase in share-based compensation reserve. The total amount to be recognised over the vesting period is determined by reference to the fair value of the performance shares at the date of the award and the number of performance shares expected to be vested by vesting date. Non-market vesting conditions are included in assumptions about the number of performance shares that are expected to vest on vesting date. At every balance sheet date, the Group revises its estimates of the number of performance shares that are expected to vest on vesting date. Any revision of this estimate is included in the income statement and a corresponding adjustment to equity over the remaining vesting period.

(iii) Replacement Rights Plan

Replacement rights are awarded to key executives conditional upon the participants meeting their performance conditions. Instead of shares, the participants receive the equivalent in cash computed at the average closing market price of the shares for the last three days immediately preceding the vesting date of the replacement rights. Pursuant to the terms of the Replacement Rights Plan, replacement rights will vest after a specified number of years from the end of the performance period.

The fair value of the employee services received in exchange for the award of the replacement rights is recognised as an expense in the income statement with a corresponding increase in liability. The total amount to be recognised over the vesting period as an expense in the income statement is determined by reference to the fair value of the replacement rights at the date of the award and the number of replacement rights expected to be vested by vesting date. At every balance sheet date, the Group revises its estimates of the number of replacement rights that are expected to vest by the vesting date. Any revision of this estimate is included in the income statement and a corresponding adjustment to liability over the remaining vesting period. Until the settlement of the replacement rights, the fair value shall be remeasured at each reporting date and at the date of settlement, with any changes in fair value recognised in the income statement and a corresponding adjustment to liability for the period.

(iv) Staff Share Ownership Scheme

The Group offers the Staff Share Ownership Scheme to all eligible Singapore employees. Certain companies in the Group will make corresponding contributions of S$0.50 for every S$1.00 contributed by the employees, up to a maximum of S$250 per month. All contributions collected will be credited to an employee benefit trust fund which will be used to buy the shares of the Company and for issuance of units to the employees. Cash is paid to employees when they exercise the right to redeem the units or upon their last day of service with the Group. The value of the units to be redeemed is based on the weighted average share price for the first three business days immediately following the date of receipt of notification by the Company to the trustee of the redemption or the last day of service of the employees.

Contributions made are recognised in the income statement as expense when incurred.

The Group consolidates the employee benefit trust set up for the purpose of the Company's share-based compensation arrangement under the Staff Share Ownership Scheme in accordance with INT FRS 12 (revised 2004). Arising from the consolidation of the trust, the Company's shares held by the trust are accounted for as "treasury shares" in accordance with FRS 32 (revised 2004).

(d) Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as result of an acceptance by employees under its voluntary redundancy scheme.

2. Significant Accounting Policies (continued)

2.20 Foreign currency translation

(a) Functional and presentation currency
Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The financial statements of the Group and the Company are presented in United States Dollars, which is the functional currency of the Company.

(b) Transactions and balances
Transactions in a currency other than the functional currency ("foreign currency") are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Currency translation gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the closing rates at the balance sheet date are recognised in the income statement, except for currency translation differences on net investments in foreign operations, borrowings in foreign currencies and other currency instruments qualifying as net investment hedges for foreign operations, which are included in the currency translation reserve in equity in the consolidated financial statements.

Changes in the fair value of monetary securities denominated in foreign currencies classified as available-for-sale are analysed into currency translation differences on the amortised cost of the securities, and other changes. Currency translation differences on the amortised cost are recognised in the income statement, and other changes are recognised in fair value reserve within equity.

Non-monetary items that are measured at fair values in foreign currencies are translated using the exchange rates at the date when the fair values are determined. Currency translation differences on non-monetary items, whereby the gains or losses are recognised in the income statement, such as equity investments held at fair value through profit or loss, are reported as part of the fair value gains or losses in "other gains/losses - net". Currency translation differences on non-monetary items whereby the gains or losses are recognised directly in equity, such as equity investments classified as available-for-sale financial assets, are included in the fair value reserve.

(c) Translation of Group entities' financial statements
The results and financial position of all the group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) Assets and liabilities for each balance sheet presented are translated at the closing rates at the date of the balance sheet;

(ii) Income and expenses are translated at average exchange rate (unless the average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated using the exchange rates at the dates of the transactions); and

(iii) All resulting exchange differences are taken to the currency translation reserve within equity.

Goodwill and fair value adjustments arising on the acquisition of foreign operations on or after 1 January 2005 are treated as assets and liabilities of the foreign operations and translated at the closing rate at the date of the balance sheet. For acquisitions prior to 1 January 2005, the exchange rates at the dates of acquisition are used.

(d) Consolidation adjustments
On consolidation, currency translation differences arising from the net investment in foreign operations are taken to the currency translation reserve. When a foreign operation is sold, such currency translation differences recorded in the currency translation reserve are recognised in the income statement as part of the gain or loss on sale.

2.21 Derivative financial instruments and hedging activities

A derivative financial instrument is initially recognised at its fair value on the date the contract is entered into and is subsequently carried at its fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either (1) hedges of the fair value of firm commitments denominated in foreign currencies (fair value hedges); or (2) hedges of highly probable forecasted transactions (cash flow hedges).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategies for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives designated as hedging instruments are highly effective in offsetting changes in fair value or cash flows of hedged items.

(a) Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognised in the income statement. The changes in fair value relating to the effective portion of the derivatives are recognised in the income statement within the same line item as the gains and losses from the hedged item. The changes in fair values relating to the ineffective portion of the derivatives are recognised in the income statement.

The Group will, if necessary, enter into cross currency interest rate swaps which qualify for hedge accounting.

(b) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in the hedging reserve within equity and transferred to the income statement in the periods when the hedged items affect the income statement. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

The Group will, if necessary, enter into:

(i) Foreign exchange forward contracts, bunker swaps and bunker options that are cash flow hedges for the Group's exposures to foreign currency risks and price volatility risks of forecasted transactions respectively;

(ii) Interest rate collars to hedge the variability in interest expense arising from floating rate borrowings of the Group; and

(iii) Cross currency interest rate swap to hedge against the currency risks arising from its borrowings. This involves an exchange of principal and interest receipt in the foreign currency in which the borrowing is denominated, for principal and interest payment in the Group's functional currency.

(c) Derivatives that do not qualify for hedge accounting

Fair value changes for derivative instruments that do not qualify for hedge accounting are included in the income statement in the financial year when the change arise.

2. Significant Accounting Policies (continued)

2.22 Fair value estimation

The carrying amounts of current financial assets and liabilities, carried at amortised cost, are assumed to approximate their fair values.

The fair values of financial instruments traded in active markets (such as exchange-traded and over-the-counter securities and derivatives) are based on quoted market prices at the balance sheet date. The quoted market prices used for financial assets held by the Group are the current bid prices; the appropriate quoted market prices for financial liabilities are the current ask prices. The fair values of foreign exchange forward contracts are determined using actively quoted forward exchange market rates at the balance sheet date. The fair values of bunker swaps, call options, cross currency interest rate swap and interest rate collars are obtained from a number of reputable financial institutions.

The fair values of financial instruments that are not traded in an active market are determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Where appropriate, quoted market prices or dealer quotes for similar instruments are used. Valuation techniques, such as estimated discounted cash flows, are also used to determine the fair values for the financial instruments.

The fair values of financial liabilities carried at amortised cost are estimated by discounting the future contractual cash flows at the current market interest rates that are available to the Group for similar financial liabilities.

2.23 Segment reporting

A business segment is a distinguishable component of the Group engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is a distinguishable component of the Group engaged in providing products or services within a particular economic environment that is subject to risks and returns that are different from those segments operating in other economic environments.

2.24 Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits with banks and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheets.

2.25 Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares are deducted against the share capital account.

2.26 Dividends

Interim dividends are recorded in the financial year in which they are declared payable. Final dividends are recorded in the financial year in which the dividends are approved by the shareholders.

3. Critical Accounting Estimates and Judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(a) Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(i) *Estimated impairment of goodwill*

The Group tests at least annually whether goodwill has suffered any impairment. The recoverable amounts of cash-generating units have been determined based on value-in-use and fair value calculations. The carrying amount of goodwill as at 29 December 2006 was US$121.5 million (2005: US$221.5 million). Details of the estimates used to calculate the recoverable amounts are given in Note 20.

(ii) *Residual values and useful lives of property, plant and equipment*

The Group reviews the residual values and useful lives of property, plant and equipment at each balance sheet date, in accordance with the accounting policy stated in Note 2.4.

Significant judgement is required in determining the residual values and useful lives of property, plant and equipment. In determining the residual values and useful lives, the Group considered the scrap steel market price over a period of time, insurance coverage requirement, worldwide port authority requirement, the expected usage, maintenance and repair cost, technical or commercial obsolescence and legal or similar limits to the use of the property, plant and equipment. The carrying amounts of the Group's property, plant and equipment as at 29 December 2006 were US$2,191.5 million (2005: US$2,259.8 million).

(b) Critical judgements in applying the entity's accounting policies

Judgement made by management in the process of applying the Group's accounting policies that has the most significant effect on the amounts recognised in the financial statements is discussed below.

(i) *Impairment of trade receivables*

The Group assesses at each balance sheet date whether there is objective evidence that trade receivables have been impaired. Impairment loss is calculated based on a review of the current status of existing receivables and historical collections experience. Such provisions are adjusted periodically to reflect actual and anticipated experience.

4. Revenue and Other Gains (Net)

	Group	
	2006 US$'000	2005 US$'000
Revenue from services rendered[19]	7,263,500	7,271,060
Other miscellaneous gains (net):		
Net profit on disposal of property, plant and equipment	7,437	16,138
Net loss on disposal of intangible assets	(102)	–
Net profit on disposal of subsidiaries	2,295	219
Net (loss)/profit on disposal of associated companies	(20)	8,659
Net profit on disposal of available-for-sale financial assets	2,579	399
Amortisation of deferred income (Note 26)	5,085	5,416
Contingent settlement arising from sale of a subsidiary	–	9,974
Deferred gain	1,202	11,218
Others	12,046	10,783
	30,522	62,806
Finance and investment income:		
Dividend income	60	6,360
Interest income	23,794	25,295
Foreign exchange gain	5,275	68
	29,129	31,723
Revenue and other gains (net)	7,323,151	7,365,589

[19] The following were included in revenue from services rendered:

	Group	
	2006 US$ million	2005 US$ million
i) Fair value losses on forward foreign exchange contracts		
– cash flow hedges	(2.9)	–
ii) Sublease rental income	3.3	3.3

The Group's business is organised and managed separately according to the nature of the services provided.

Please refer to Note 36, which presents revenue and profit information regarding business segments for the financial years ended 29 December 2006 and 30 December 2005 and certain assets and liabilities information of the business segments as at those dates.

5. Expenses by Nature

	Group 2006 US$'000	Group 2005 US$'000
Depreciation of property, plant and equipment (Note 17)	244,746	242,552
Amortisation of intangible assets (Note 19)	6,709	9,142
Impairment of goodwill arising on consolidation (Note 20)	99,999	–
Provision for impairment in value of available-for-sale financial assets (Note 16)	4,833	–
Net write-back of provision for impairment in value of property, plant and equipment (Note 17)	(555)	(3,971)
Provision for impairment in value of a joint venture company (Note 15)	2,075	–
Net (write-back of)/provision for impairment of other non-current assets	(344)	8,256
Net provision for impairment of loans and non-trade debts to associated companies	2,412	3,490
Net provision for/(write-back of) impairment of loans receivable	2,906	(1,256)
Net provision for impairment of trade and other receivables	15,599	7,556
Net write-back of provision for impairment in value of other non-current investments	–	(380)
Total depreciation, amortisation and impairment	378,380	265,389
Auditors' remuneration paid/payable to		
– auditors of the Company	1,250	912
– affiliates of auditors of the Company	1,172	1,492
– other auditors	182	106
– under provision in respect of prior years	55	42
Non-audit fees paid/payable to		
– auditors of the Company	100	211
– affiliates of auditors of the Company	490	834
– other auditors	1,961	772
Employee benefits [including US$0.2 million of fair value gains (2005: US$0.2 million of fair value losses) on foreign exchange forward contracts: cash flow hedges] (Note 7)	543,520	493,308
Fair value losses/(gains) on financial instruments:		
– bunker swaps: cash flow hedges	18,330	(33,522)
– bunker call options: cash flow hedges	602	–
– foreign exchange forward contracts: cash flow hedges	(3,225)	6,531
– foreign exchange forward contracts: not qualifying as hedges	98	356
Global cargo transportation expenses	3,148,396	2,947,624
Global logistics operating expenses	965,494	964,384
Inventories		
– cost of inventories recognised as an expense (included in 'cost of sales')	845,145	684,992
Net foreign exchange (gain)/loss	(9,059)	3,721
Net provision for drydocking costs (Note 25)	1,223	2,624
Net provision for onerous contracts – leased premises (Note 25)	–	96
Net provision for insurance, litigation and other claims, net of reimbursement of US$11.2 million (2005: US$6.0 million)	28,821	1,157
Rental expenses – operating leases	799,826	817,570
Write-off of intangible assets (Note 19)	–	8,677
Others	285,828	287,047
Total cost of sales, administrative, other operating expenses and impairment	7,008,589	6,454,323

6. Finance Expenses

	Group	
	2006 US$'000	2005 US$'000
Interest expense:		
- Finance leases	5	4,880
- Bank loans	37,057	26,422
- Others	376	266
- Interest rate collars: cash flow hedges	64	8,434
Fair value (gains)/losses on financial instruments:		
- Interest rate collars: not qualifying as hedges	(12)	902
- Cross currency interest rate swaps: fair value hedges	2,037	14,514
- Cross currency interest rate swaps: cash flow hedges	1,588	-
- Bond: fair value hedge adjustment on bond	(257)	(9,494)
Net foreign exchange loss:		
- Foreign exchange loss/(gain)	18,227	(2,650)
- Cross currency interest rate swaps: cash flow hedges	(18,227)	4,961
Financing fees	4,294	4,534
Amortisation of deferred charges (Note 18)	842	535
	45,994	53,304

7. Employee Benefits

	Group	
	2006 US$'000	2005 US$'000
Wages, salaries and bonus	475,705	434,704
Employer's contribution to defined contribution plans	28,104	24,662
Compensation expense relating to defined benefit plans (Note 31)	17,421	16,450
Share-based compensation costs		
- Equity-settled	9,320	15,162
- Cash-settled	661	1,659
Termination costs (Note 25)	13,171	16
Fair value (gains)/losses on treasury shares held under Staff Share Ownership Scheme	(703)	443
Fair value (gains)/losses on foreign exchange forward contracts: cash flow hedges	(159)	212
	543,520	493,308

Disclosures on employee benefits are found in Note 31.

8. Income Tax

(a) Income Tax (Credit)/Expense	Group 2006 US$'000	Group 2005 US$'000
Income tax (credit)/expense attributable to current financial year's results is made up of:		
Current income tax		
Singapore	2,749	4,187
Foreign	39,636	76,255
	42,385	80,442
Deferred income tax	(17,136)	(16,740)
	25,249	63,702
(Over)/under provision in respect of prior financial years:		
Current income tax	(12,650)	6,356
Deferred income tax	(112,989)	(7,463)
	(100,390)	62,595

The income tax expense for the financial year differs from the amount that would arise using the Singapore standard rate of income tax due to the following factors:

	Group 2006 US$'000	Group 2005 US$'000
Profit before income tax	272,845	874,121
Tax calculated at a tax rate of 20% (2005: 20%)	54,569	174,824
Effect of different tax rates in other countries	(30,724)	(4,699)
Qualifying shipping income exempt from taxation	(42,938)	(119,403)
Income not subject to tax	(5,139)	(9,447)
Expenses not deductible for tax purposes	45,377	19,164
Tax losses/temporary differences not recognised	3,905	3,319
Utilisation of previously unrecognised tax losses/temporary differences	(53)	(56)
Others	252	-
	25,249	63,702

(b) Movements in Current Income Tax Liabilities	Group 2006 US$'000	Group 2005 US$'000	Company 2006 US$'000	Company 2005 US$'000
Balance at beginning of financial year	65,638	30,317	11,182	13,640
Net income tax paid	(57,239)	(51,204)	(2,646)	(3,208)
Current financial year's income tax expense	42,385	80,442	1,207	804
(Over)/under provision in respect of prior financial years	(12,650)	6,356	8,000	-
Foreign currency translation	(1,770)	(273)	423	(54)
Balance at end of financial year	36,364	65,638	18,166	11,182

8. Income Tax (continued)

(c) Deferred Income Taxes

Deferred income taxes (credited)/charged to equity during the financial year is analysed as follows:

	Group	
	2006 US$'000	2005 US$'000
Hedging reserve	(847)	–
Fair value reserve	94	–
	(753)	–

Deferred income tax assets are recognised for tax losses carried forward to the extent that realisation of the related tax benefits through future taxable profits is probable. The Group has unrecognised tax losses and capital allowances of US$153.3 million and US$9.7 million (2005: US$61.8 million and US$7.5 million) respectively, to carry forward and use to offset future taxable income subject to meeting certain statutory requirements by those companies with unrecognised tax losses in their respective countries of incorporation. These tax losses have no expiry dates except for amounts of US$0.7 million and US$74.9 million, which will expire by 2009 and 2025 respectively (2005: US$0.4 million and US$1.7 million, which will expire by 2009 and 2025 respectively). Unutilised capital allowances do not have expiry dates.

Movements in the Group's deferred income tax assets and liabilities (prior to offsetting of balances within the same tax jurisdiction) during the financial year are as follows:

Group – 2006

Deferred Income Tax Liabilities arising from	Accelerated tax depreciation US$'000	Unremitted foreign sourced income US$'000	Business combination activities[20] US$'000	Others US$'000	Total US$'000
Balance at beginning of financial year	192,102	10,568	8,377	18,577	229,624
(Credited)/charged to income statement	(143,908)	106	(124)	(11,259)	(155,185)
Charged to equity	–	–	–	128	128
Foreign currency translation	5	17	–	–	22
Balance at end of financial year	48,199	10,691	8,253	7,446	74,589

Deferred Income Tax Assets arising from	Provisions US$'000	Unutilised tax losses and unabsorbed capital allowances US$'000	Leasing related activities[21] US$'000	Others US$'000	Total US$'000
Balance at beginning of financial year	(42,132)	(33,682)	(13,507)	(37,160)	(126,481)
Charged/(credited) to income statement	864	29,906	(4,432)	(1,278)	25,060
Credited to equity	–	–	–	(881)	(881)
Disposal of subsidiaries	71	–	–	–	71
Foreign currency translation	–	1,003	–	1	1,004
Balance at end of financial year	(41,197)	(2,773)	(17,939)	(39,318)	(101,227)

Group – 2005

Deferred Income Tax Liabilities arising from	Accelerated tax depreciation US$'000	Unremitted foreign sourced income US$'000	Business combination activities[20] US$'000	Others US$'000	Total US$'000
Balance at beginning of financial year	213,485	10,502	8,697	22,774	255,458
(Credited)/charged to income statement	(21,380)	69	(320)	(4,195)	(25,826)
Foreign currency translation	(3)	(3)	–	(2)	(8)
Balance at end of financial year	192,102	10,568	8,377	18,577	229,624

Deferred Income Tax Assets arising from	Provisions US$'000	Unutilised tax losses and unabsorbed capital allowances US$'000	Leasing related activities[21] US$'000	Others US$'000	Total US$'000
Balance at beginning of financial year	(34,042)	(44,882)	(14,507)	(34,915)	(128,346)
(Credited)/charged to income statement	(8,083)	11,035	1,000	(2,329)	1,623
Disposal of subsidiaries	8	–	–	–	8
Foreign currency translation	(15)	165	–	84	234
Balance at end of financial year	(42,132)	(33,682)	(13,507)	(37,160)	(126,481)

[20] Arises when the cost of business combinations is allocated by recognising the identifiable assets acquired and liabilities assumed at their fair values, but no equivalent adjustment is made for tax purposes.

[21] Arises from deferred lease payables due to recognition of rental expense on a straight-line basis.

Company

Deferred Income Tax Liabilities arising from unremitted foreign sourced income	2006 US$'000	2005 US$'000
Balance at beginning of financial year	10,313	10,267
Charged to income statement	16	46
Balance at end of financial year	10,329	10,313

8. Income Tax (continued)

(c) Deferred Income Taxes (continued)

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the balance sheets:

	Group		Company	
	2006 US$'000	2005 US$'000	2006 US$'000	2005 US$'000
Deferred income tax assets	(43,786)	(34,366)	–	–
Deferred income tax liabilities	17,148	137,509	10,329	10,313

The amounts shown in the balance sheets included the following:

	Group		Company	
	2006 US$'000	2005 US$'000	2006 US$'000	2005 US$'000
Deferred income tax assets to be recovered after 12 months	(5,200)	(27,256)	–	–
Deferred income tax liabilties to be settled after 12 months	17,148	169,147	10,329	10,313

9. Earnings Per Share

	Group	
	2006	2005
Net profit after income tax attributable to equity holders (US$'000)	363,743	803,872
Weighted average number of ordinary shares in issue for basic earnings per share ('000)	1,454,842	1,452,344
Adjustment for share options ('000)	591	2,091
Adjustment for performance shares ('000)	4,229	1,203
Weighted average number of ordinary shares for diluted earnings per share ('000)	1,459,662	1,455,638

Basic earnings per share is calculated by dividing the net profit after income tax attributable to equity holders by the weighted average number of ordinary shares in issue (excluding treasury shares) during the financial year.

For purposes of calculating diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to take into account the dilutive effect arising from the exercise of all outstanding share options granted to employees where such shares would be issued at a price lower than the fair value (average share price during the financial year) and the vesting of all outstanding performance shares awarded to key executives. The difference between the weighted average number of shares to be issued at the exercise prices under the options and the weighted average number of shares that would have been issued at the fair value based on the assumed proceeds from the issue of these shares are treated as ordinary shares issued for no consideration. The number of such shares issued for no consideration and the weighted average number of outstanding performance shares are added to the number of ordinary shares outstanding in the computation of diluted earnings per share. No adjustment is made to the net profit after income tax attributable to equity holders.

10. Cash And Cash Equivalents

	Group		Company	
	2006 US$'000	2005 US$'000	2006 US$'000	2005 US$'000
Fixed deposits	532,259	998,544	23,923	1,490
Demand deposits	42,431	29,419	–	–
Bank and cash balances	119,623	132,983	2,188	7,609
	694,313	1,160,946	26,111	9,099

Cash and cash equivalents are denominated in the following currencies:

	Group		Company	
	2006 US$'000	2005 US$'000	2006 US$'000	2005 US$'000
United States Dollar	598,139	1,024,746	17,816	1,706
Chinese Renminbi	20,708	66,561	–	–
Indian Rupee	15,087	6,836	–	–
Singapore Dollar	8,611	3,410	1,264	554
Thai Baht	3,895	3,371	772	2,905
Euro	3,521	9,744	–	–
Others	44,352	46,278	6,259	3,934
	694,313	1,160,946	26,111	9,099

Fixed deposits have an average maturity of 2 months (2005: 1 month) from the end of the financial year with the following weighted average effective interest rates:

	Group		Company	
	2006 %	2005 %	2006 %	2005 %
United States Dollar	5.2	4.2	4.9	4.2
Others	4.1	2.2	4.0	5.1

The exposure of cash and cash equivalents to interest rate risks and the periods in which they "reprice" are as follows:

	Group		Company	
	2006 US$'000	2005 US$'000	2006 US$'000	2005 US$'000
Variable rates				
– Less than 6 months	42,431	29,419	–	–
Fixed rates				
– Less than 6 months	523,323	998,544	23,923	1,490
– More than 6 months but less than 1 year	569	–	–	–
– More than 1 year	8,367	–	–	–
Others[22]	119,623	132,983	2,188	7,609
	694,313	1,160,946	26,111	9,099

[22] Others comprise balances generally in current accounts that are either interest free or have low interest rates.

10. Cash And Cash Equivalents (continued)

Summary of effect of disposal of subsidiaries on the Group's cash flows	Group 2006 US$'000	2005 US$'000
Net assets disposed:		
Other non-current assets	540	8
Current assets	1,646	1,351
Current liabilities	(54)	(499)
Net attributable assets disposed	2,132	860
Less: Minority interest	(36)	–
Add: Foreign currency translation reserve	(733)	13
	1,363	873
Net profit on disposal of subsidiaries	2,295	219
Net proceeds from disposal of subsidiaries	3,658	1,092
Less: Cash of subsidiaries disposed	(1,420)	(1,302)
Net cash inflow/(outflow) (net of transaction costs) from disposal of subsidiaries, net of cash disposed	2,238	(210)

11. Current Assets

	Note	Group 2006 US$'000	Group 2005 US$'000	Company 2006 US$'000	Company 2005 US$'000
(a) Trade and Other Receivables					
Trade receivables	(i)	884,935	839,648	14	14
Other receivables and recoverables	(i)	19,167	16,539	1,755	2,007
Amounts due from subsidiaries (non-trade)	(ii)	–	–	608,495	1,587,142
Amounts due from associated companies (non-trade)	(iii)	123	65	123	65
Loans to subsidiaries	(iv)	–	–	124,355	110,440
Loans to associated companies	(v)	7	770	7	770
Loans receivable (Note 22)		947	777	623	638
Accrued interest receivables		1,906	1,923	82	1
		907,085	859,722	735,454	1,701,077

With the exception of accrued interest receivables, all amounts in the table above are stated net of impairment provision.

Trade and other receivables are denominated in the following currencies:

	Group 2006 US$'000	Group 2005 US$'000	Company 2006 US$'000	Company 2005 US$'000
United States Dollar	809,432	751,994	619,331	1,594,821
Euro	16,003	25,710	–	–
Singapore Dollar	7,391	7,784	109,675	96,963
Others	74,259	74,234	6,448	9,293
	907,085	859,722	735,454	1,701,077

The above trade and other receivables are non-interest bearing except as disclosed in the respective notes.

Note:

(i) Impairment loss on trade receivables and other receivables and recoverables amounting to US$15.6 million (2005: US$7.6 million) was recognised as an expense and included in "other operating expenses".

(ii) The non-trade balances with subsidiaries are unsecured, repayable on demand and interest free.

(iii) The non-trade balances with associated companies are unsecured, repayable on demand and interest free.

(iv) The loans to subsidiaries are unsecured and repayable on demand. The loans bear interest at rates ranging from 4.10% to 5.62% (2005: 3.98% to 4.32%) per annum at the balance sheet date, except for loans to subsidiaries (excluding impairment provision) of US$168.3 million (2005: US$157.0 million), which are interest free.

(v) The loans to associated companies for the Group and the Company are unsecured except for loans amounting to US$2.9 million (2005: US$2.6 million). The loans are repayable on demand and bear interest at rates ranging from 6.22% to 8.37% (2005: 5.29% to 9.25%) per annum at balance sheet date, except for loans to associated companies (excluding impairment provision) for the Group and the Company of Nil (2005: US$0.8million), which were interest free.

11. Current Assets (continued)

At balance sheet date, the carrying amounts of trade and other trade-related receivables approximate their fair values because (a) they are recognised at their original invoice amounts which represent their fair values on initial recognition and (b) no anticipated additional credit risk beyond the amount of allowance for impairment made in the Group's and Company's receivables due to the Group's large number of customers who are internationally dispersed and cover a large spectrum of industries.

The carrying amounts of loans receivables are cconsidered to approximate their fair values given that these are short term in nature.

	Group		Company	
	2006 US$'000	2005 US$'000	2006 US$'000	2005 US$'000
(b) Other Current Assets				
Deposits and prepaid expenses	36,491	40,978	551	653

Included in other current assets for the Group is US$0.2 million (2005: US$0.2 million) due from a fellow subsidiary of the ultimate holding company. These balances are trade in nature.

12. Derivative Financial Instruments

Group

	2006 Fair values		2005 Fair values	
	Assets US$'000	Liabilities US$'000	Assets US$'000	Liabilities US$'000
Interest-rate collars	–	–	–	(317)
Bunker swaps	–	(22,300)	–	(8,979)
Bunker call options	599	–	–	–
Cross currency interest rate swaps	41,526	(41,526)	28,851	–
Foreign exchange forward contracts	3,100	(3,306)	–	(4,762)
Total	45,225	(67,132)	28,851	(14,058)
Less: Current portion	(45,225)	67,132	–	14,058
Non-current portion	–	–	28,851	–

Company

	2006 Fair values		2005 Fair values	
	Assets US$'000	Liabilities US$'000	Assets US$'000	Liabilities US$'000
Interest-rate collars	–	–	–	(317)
Cross currency interest rate swaps	41,526	(41,526)	28,851	–
Foreign exchange forward contracts	–	–	–	(159)
Total	41,526	(41,526)	28,851	(476)
Less: Current portion	(41,526)	41,526	–	476
Non-current portion	–	–	28,851	–

For derivative financial instruments, estimated amounts of fair values are obtained from a number of reputable financial institutions.

The Group's policy is to use derivative financial instruments to hedge specific exposures.

To hedge the risks arising from fluctuations in foreign exchange rates, interest rates and bunker fuel prices, the Group enters into the following derivative financial instruments:

(i) *Cross currency interest rate swap*

When the Medium Term Note of S$540 million was issued, the Group entered into a cross currency interest rate swap to convert the S$ fixed rate liability to a US$ floating rate liability (US$297.3 million).

Due to the early redemption of the Medium Term Note during the financial year, S$135.0 million (US$74.3 million) of the cross currency interest rate swap was terminated with no further obligation. A reverse swap was entered into for the remaining balance of S$405.0 million (US$223.0 million). The payments and receipts under the reverse swap will offset the receipts and payments under the original swaps.

(ii) *Interest rate collars*

Between 1999 to 2001, the Group entered into interest rate collar contracts with a notional amount of US$1.4 billion. The floor rate ranges from 4.5% - 5.5% per annum and the cap rate is 7% per annum. The collar agreements terminate at various times between 2004 to 2006. There were no outstanding contracts as at 29 December 2006 (2005: US$100 million).

As at 30 December 2005, the Group's interest rate collar contracts with the notional amount of US$4 million was not assigned to any borrowings due to early repayments of loans and were not considered in determining the effective interest rates after taking into account the effects of hedging as disclosed in Note 24(e).

(iii) *Bunker swaps*

Bunker swap contracts are agreements to change the underlying bunker exposure from floating to fixed price (or vice versa) with reference to a fixed price index, for example, PLATTS. The Group enters into bunker swap agreements with the objective of hedging a portion of its bunker purchases to reduce its risk to price volatility. Bunker swaps allow the Group to purchase bunker fuel oil at variable price and swap them into fixed price. As at 29 December 2006, the notional amount of the outstanding bunker swap agreements is US$123.4 million (2005: US$192.8 million), with maturity dates of less than one year.

(iv) *Bunker call options*

Bunker call options are contracts that give the holder the right, but not the obligation, to buy the underlying at a specified price for a certain fixed period of time. The Group enters into bunker options with the objective of hedging a portion of its bunker purchases to reduce its risk to price increases. As at 29 December 2006, the notional amount of the outstanding bunker option agreements is US$40.5 million (2005: Nil), with maturity dates of less than one year.

(v) *Foreign exchange forward contracts*

Foreign exchange forward contracts are agreements to buy or sell fixed amounts of currency at agreed exchange rates to be settled in the future. The Group enters into various foreign exchange forward contracts to reduce its exposure on anticipated transactions and firm commitments, primarily for forecasted cash outflows denominated in currencies other than the Group's functional currency. Consistent with the Group's policy on covering transactional exposures, the purpose of the hedges is to eliminate the impact of movements in foreign currency exchange rates on identified transactions. These foreign exchange forward contracts generally have maturity dates of less than one year.

12. Derivative Financial Instruments (continued)

(v) Foreign exchange forward contracts (continued)

At 29 December 2006, the settlement dates on open forward contracts ranged between 1 to 9 months, details of which are set out below:

Contracts to deliver United States Dollar and receive:	At average rates per US$1 2006	At average rates per US$1 2005	Group 2006 US$'000	Group 2005 US$'000	Company 2006 US$'000	Company 2005 US$'000
Euro	0.7620	0.7716	74,310	53,825	–	–
Japanese Yen	112.81	–	59,340	–	–	–
Chinese Renminbi	7.7088	–	33,030	–	–	–
Singapore Dollar	1.5441	1.6349	28,260	12,000	–	12,000
Indian Rupee	45.56	–	18,900	–	–	–
Hong Kong Dollar	7.7223	–	18,600	–	–	–
Korean Won	926.03	–	18,030	–	–	–
British Pound	0.5197	0.5488	11,700	6,195	–	–
Taiwan Dollar	31.89	–	10,830	–	–	–
Canadian Dollar	1.1239	–	10,170	–	–	
			283,170	72,020	–	12,000

13. Investments In Subsidiaries

	Company 2006 US$'000	Company 2005 US$'000
Unquoted equity shares, at cost	1,020,882	1,034,050
Provision for impairment in value	(13,143)	(23,806)
	1,007,739	1,010,244

As a global cargo transportation and logistics company, there are operations in certain countries which impose foreign exchange controls such that payment of dividends declared or principal repayment in respect of foreign currency-denominated obligations is subject to the approval of the government authority. These operations are not significant to the Group or the Company.

Details of the significant subsidiaries of the Group are set out in Note 39.

A writeback of provision for impairment of US$9.4 million (2005: US$66.5 million) was taken to the income statement in accordance with the Company's accounting policy (Note 2.11).

14. Investments In Associated Companies

	Group		Company	
	2006 US$'000	2005 US$'000	2006 US$'000	2005 US$'000
Unquoted equity shares, at cost	1,681	5,846	1,522	2,122
Quoted equity shares, at cost	3,775	–	–	–
	5,456	5,846	1,522	2,122
Share of post-acquisition reserve:				
Balance at beginning of financial year	52	(2,998)	–	–
Share of post-acquisition reserve transferred from investments in joint ventures (Note 15)	–	1,323	–	–
Share of results after income tax	2,846	2,150	–	–
Dividends received	(488)	(1,514)	–	–
Disposal of associated companies	509	947	–	–
Foreign currency translation	361	144	–	–
Balance at end of financial year	3,280	52	–	–
Provision for impairment in value	–	–	(1,498)	(2,099)
	8,736	5,898	24	23
Fair value of investments in an associated company for which there are published price quotations	13,757	–	–	–

The summarised financial information of associated companies are as follows:

	Group	
	2006 US$'000	2005 US$'000
Revenue	141,675	111,801
Net profit after income tax	7,901	2,388
Total assets	127,052	58,336
Total liabilities	97,754	70,899

As a global cargo transportation and logistics company, there are operations in certain countries which impose foreign exchange controls such that payment of dividends declared or principal repayment in respect of foreign currency-denominated obligations is subject to the approval of the government authority. These operations are not significant to the Group or the Company.

There are no significant associated companies in the Group.

15. Investments In Joint Ventures

	Group 2006 US$'000	Group 2005 US$'000
Unquoted equity shares, at cost	17,655	17,561
Share of post-acquisition reserve:		
Balance at beginning of financial year	(976)	(2,930)
Share of post-acquisition reserve transferred to investments in associated companies (Note 14)	–	(1,323)
Share of results after income tax	2,637	3,231
Dividends received	(125)	–
Foreign currency translation	(4)	46
Balance at end of financial year	1,532	(976)
Provision for impairment in value (Note 5)	(2,075)	–
	17,112	16,585

The Group's share of results after income tax of joint ventures are as follows:

	Group 2006 US$'000	Group 2005 US$'000
Revenue	24,989	24,046
Cost of sales	(13,197)	(13,043)
Other expenses	(9,155)	(7,772)
Profit after income tax	2,637	3,231

The Group's share of assets and liabilities of the joint ventures comprise of:

	Group 2006 US$'000	Group 2005 US$'000
Non-current assets	22,516	23,631
Current assets	25,542	29,849
Non-current liabilities	(10,886)	(13,619)
Current liabilities	(20,060)	(23,276)
Net assets	17,112	16,585

There are no significant joint ventures in the Group.

16. Available-For-Sale Financial Assets

	Group		Company	
	2006 US$'000	2005 US$'000	2006 US$'000	2005 US$'000
Balance at beginning of financial year	14,862	14,986	13,589	13,759
Foreign currency translation	1	(2)	–	–
Net fair value (losses)/gains recognised in equity	(7,980)	48	(8,017)	–
Provision for impairment in value (Note 5)	(4,833)	–	(4,833)	–
Disposals	(1,727)	(170)	(728)	(170)
Balance at end of financial year	323	14,862	11	13,589

The market value of quoted equity shares is determined by reference to the relevant stock exchange quoted bid prices. The fair value of financial assets that are not traded in an active market is determined by using valuation techniques described in Note 2.22.

Available-for-sale financial assets include the following:

	Group		Company	
	2006 At fair value US$'000	2005 At fair value US$'000	2006 At fair value US$'000	2005 At fair value US$'000
Quoted equity shares				
– Equity shares – United States	297	259	–	–
Unquoted equity shares:				
– Equity shares – Thailand	–	12,850	–	12,850
– Equity shares – Singapore	26	1,753	11	739
	26	14,603	11	13,589
	323	14,862	11	13,589

17. Property, Plant and Equipment

Group	Vessels in operation US$'000	Freehold land and buildings US$'000	Leasehold land and buildings US$'000	Plant & machinery and operating equipment US$'000	Computers and software US$'000	Others[23] US$'000	Total US$'000
2006							
Cost							
Beginning of financial year	2,301,967	115,776	107,574	1,047,383	124,950	36,772	3,734,422
Additions	5,341	821	14,028	135,580	10,509	6,107	172,386
Disposals	–	–	(1,608)	(9,232)	(9,512)	(2,185)	(22,537)
Disposal of subsidiaries	–	(2,323)	–	–	–	(227)	(2,550)
Write-offs	–	–	–	–	(289)	(372)	(661)
Reclassification	–	–	(286)	(10,164)	12	10,438	–
Foreign currency translation	–	8,578	3,229	1,231	401	424	13,863
End of financial year	2,307,308	122,852	122,937	1,164,798	126,071	50,957	3,894,923
Accumulated depreciation							
Beginning of financial year	810,776	8,011	56,718	463,401	82,527	24,874	1,446,307
Depreciation charge during the financial year (Note 5)	110,881	1,530	7,965	104,140	15,323	4,907	244,746
Disposals	–	–	(1,270)	(4,632)	(9,262)	(1,912)	(17,076)
Disposal of subsidiaries	–	(281)	–	–	–	(225)	(506)
Write-offs	–	–	–	–	(289)	(372)	(661)
Reclassification	–	–	–	(10,111)	–	10,111	–
Foreign currency translation	–	659	1,327	873	309	240	3,408
End of financial year	921,657	9,919	64,740	553,671	88,608	37,623	1,676,218
Accumulated impairment losses							
Beginning of financial year	–	7,017	20,119	917	40	244	28,337
Impairment loss charged during the financial year (Note 5)	–	781	69	1,000	–	–	1,850
Impairment loss written back during the financial year (Note 5)	–	(94)	(2,311)	–	–	–	(2,405)
Disposals	–	–	(173)	–	–	–	(173)
Disposal of subsidiaries	–	(1,575)	–	–	–	–	(1,575)
Foreign currency translation	–	–	1,090	78	3	21	1,192
End of financial year	–	6,129	18,794	1,995	43	265	27,226
Net book value							
End of financial year	1,385,651	106,804	39,403	609,132	37,420	13,069	2,191,479

Group	Vessels in operation US$'000	Freehold land and buildings US$'000	Leasehold land and buildings US$'000	Plant & machinery and operating equipment US$'000	Computers and software US$'000	Others[23] US$'000	Total US$'000
2005							
Cost							
Beginning of financial year	2,316,062	120,598	105,498	920,492	113,453	35,675	3,611,778
Additions	3,940	188	9,611	164,071	22,893	3,395	204,098
Disposals	(18,035)	(4,833)	(6,861)	(36,749)	(11,333)	(2,373)	(80,184)
Write-offs	–	–	–	–	(4)	–	(4)
Reclassification	–	–	(19)	(67)	112	(26)	–
Foreign currency translation	–	(177)	(655)	(364)	(171)	101	(1,266)
End of financial year	2,301,967	115,776	107,574	1,047,383	124,950	36,772	3,734,422
Accumulated depreciation							
Beginning of financial year	697,106	6,774	54,559	387,869	78,558	22,710	1,247,576
Depreciation charge during the financial year (Note 5)	118,512	1,597	5,266	97,523	15,198	4,456	242,552
Disposals	(4,842)	(725)	(2,739)	(21,700)	(11,196)	(2,173)	(43,375)
Write-offs	–	–	–	–	(4)	–	(4)
Reclassification	–	6	(12)	–	101	(95)	–
Foreign currency translation	–	359	(356)	(291)	(130)	(24)	(442)
End of financial year	810,776	8,011	56,718	463,401	82,527	24,874	1,446,307
Accumulated impairment losses							
Beginning of financial year	5,193	11,912	24,278	4,426	38	237	46,084
Impairment loss written back during the financial year (Note 5)	–	(2,641)	(1,330)	–	–	–	(3,971)
Disposals	(5,193)	(2,254)	(2,763)	(3,537)	–	–	(13,747)
Foreign currency translation	–	–	(66)	28	2	7	(29)
End of financial year	–	7,017	20,119	917	40	244	28,337
Net book value							
End of financial year	1,491,191	100,748	30,737	583,065	42,383	11,654	2,259,778

[23] Consists of motor vehicles, office equipment, furniture, fixture and fittings.

17. Property, Plant And Equipment (continued)

Company	Vessel in operation US$'000	Freehold land and buildings US$'000	Leasehold land and buildings US$'000	Computers and software US$'000	Others[24] US$'000	Total US$'000
2006						
Cost						
Beginning of financial year	50,346	377	1,279	2,644	8,133	62,779
Additions	–	–	276	90	15	381
End of financial year	50,346	377	1,555	2,734	8,148	63,160
Accumulated depreciation						
Beginning of financial year	4,385	214	114	1,145	5,317	11,175
Depreciation charge during the financial year	2,903	16	484	479	865	4,747
End of financial year	7,288	230	598	1,624	6,182	15,922
Accumulated impairment losses						
At beginning and end of financial year	–	85	–	–	–	85
Net book value						
End of financial year	43,058	62	957	1,110	1,966	47,153

Company	Vessel in operation US$'000	Freehold land and buildings US$'000	Leasehold land and buildings US$'000	Computers and software US$'000	Others[24] US$'000	Total US$'000
2005						
Cost						
Beginning of financial year	50,346	377	–	1,679	8,075	60,477
Additions	–	–	1,279	1,067	244	2,590
Disposals	–	–	–	(99)	(186)	(285)
Transfer to a subsidiary	–	–	–	(3)	–	(3)
End of financial year	50,346	377	1,279	2,644	8,133	62,779
Accumulated depreciation						
Beginning of financial year	1,304	198	–	962	4,639	7,103
Depreciation charge during the financial year	3,081	16	114	238	864	4,313
Disposals	–	–	–	(55)	(186)	(241)
End of financial year	4,385	214	114	1,145	5,317	11,175
Accumulated impairment losses						
At beginning and end of financial year	–	85	–	–	–	85
Net book value						
End of financial year	45,961	78	1,165	1,499	2,816	51,519

During the financial years ended 29 December 2006 and 30 December 2005, the Company's vessel was chartered out to one of its subsidiaries.

[24] Consists of motor vehicles, office equipment, furniture, fixture and fittings.

17. Property, Plant And Equipment (continued)

(a) As at 29 December 2006 and 30 December 2005, none of the vessels of the Group were under finance lease agreements. Net book value of other property, plant and equipment under finance lease agreements as at 29 December 2006 amounted to US$0.6 million (2005: US$0.05 million).

Finance leases and instalment arrangements for acquisitions of property, plant and equipment are disclosed under Note 28 to the financial statements.

(b) At the balance sheet date, the net book value of vessels of the Group charged by way of legal mortgages to banks for term loans (Note 24) amounted to US$102.0 million (2005: US$106.3 million). Net book value of other property, plant and equipment charged by way of legal mortgages to banks for term loans as at 29 December 2006 amounted to US$3.3 million (2005:Nil).

Securities provided by way of charges on vessels of the Group include assignments, in applicable circumstances, of insurance claims and earnings relating to these vessels.

(c) The details of the asset impairment loss of the Group are as follows:

(i) The impairment loss charged of US$1.0 million in 2006 for plant and machinery and operating equipment relates to the "Logistics" business segment (Note 36). The recoverable amount was determined based on the fair value less cost to sell calculation at the cash generating unit level. In determining the fair value less cost to sell calculation, the discount rate used was 8.25% per annum on a pre-tax basis.

(ii) The impairment loss charged/written back in 2006 and 2005 for freehold and leasehold land and buildings relates to the "Others" business segment (Note 36). The recoverable amount was determined at the individual property level and represents the fair value less costs to sell, determined by reference to market prices of equivalent assets.

(d) The following shows the net book value of property, plant and equipment of the Group that are chartered/leased out to third parties under operating leases:

	Group	
	2006 US$'000	**2005 US$'000**
Vessels		
Cost	297,041	296,711
Accumulated depreciation	(102,185)	(87,247)
Net book value	194,856	209,464
Non-Vessels		
Cost	15,210	16,458
Accumulated depreciation	(5,246)	(5,321)
Net book value	9,964	11,137

The depreciation charge for vessels chartered out under operating leases in 2006 is US$14.9 million (2005: US$15.7million).

The depreciation charge for non-vessels leased out under operating leases in 2006 is US$0.4 million (2005: US$0.5 million).

18. Deferred Charges

	Group		Company	
	2006 US$'000	2005 US$'000	2006 US$'000	2005 US$'000
Balance at beginning of financial year	1,887	1,407	–	268
Additions during the financial year	2,266	1,015	–	–
Amount amortised during the financial year (Note 6)	(842)	(535)	–	(268)
Balance at end of financial year	3,311	1,887	–	–

19. Intangible Assets

	Group		Company	
	2006 US$'000	2005 US$'000	2006 US$'000	2005 US$'000
Contract and lease advantages	9,408	9,408	–	–
System technology and software	56,105	51,247	757	743
Terminal berthing rights	14,000	14,000	–	–
	79,513	74,655	757	743
Accumulated amortisation	(47,657)	(41,422)	(731)	(708)
Accumulated impairment loss	(5,741)	(5,741)	–	–
Net book value	26,115	27,492	26	35
Net book value at beginning of financial year	27,492	34,471	35	37
Amount amortised during the financial year (Note 5)	(6,709)	(9,142)	(23)	(59)
Additions	5,533	10,947	14	57
Disposals	(102)	–	–	–
Write-offs (Note 5)	–	(8,677)	–	–
Foreign currency translation	(99)	(107)	–	–
Net book value at end of financial year	26,115	27,492	26	35

In 2005, intangible assets with a net book value of US$8.7 million were written off to the income statement. This was recorded as a result of changes in the economic climate surrounding lease advantages and due to technological obsolescence related to systems technology. No intangible assets were written off in the financial year ended 29 December 2006.

20. Goodwill Arising On Consolidation

	Group	
	2006 US$'000	2005 US$'000
Balance at *beginning* of financial year	221,453	221,453
Impairment loss charged during the financial year (*Note* 5)	(99,999)	–
Balance at end of financial year	121,454	221,453
Cost	292,629	292,629
Accumulated impairment loss	(171,175)	(71,176)
Net book value	121,454	221,453

The impairment loss charged during the financial year relates to the logistics business.

Impairment test for goodwill

Goodwill is allocated to the Group's cash-generating units ("CGUs") identified within the business segments.

A segment-level summary of the goodwill allocation is presented below.

	Note	2006 US$'000	2005 US$'000
Liner	(i)	113,395	113,395
Logistics	(ii)	8,059	108,058
Net book value		121,454	221,453

(i) Liner

The recoverable amount of the liner business is determined based on value-in-use calculations. These calculations use discounted cash flow projections based on financial budgets approved by management covering a five-year period.

Cash flows beyond the five-year period are extrapolated using the estimated growth rate of 1.5% per annum. The growth rate does not exceed the long-term average growth rate for the industry in which the liner business operates.

The weighted average cost of capital ("WACC") of 8.0% per annum is used to determine the recoverable amount of the liner business. The cost of equity component of WACC is derived using the capital asset pricing model.

Management believes that any reasonably possible change in the key assumptions of which Liner's recoverable amount is based would not cause Liner's carrying amount to exceed its recoverable amount.

(ii) Logistics

Goodwill for the logistics business was allocated to two CGUs, Global Contract Logistics ("GCL") and International Forwarding Services ("IFS") as follows:

	Note	2006 US$'000	2005 US$'000
GCL	(a)	–	99,999
IFS	(b)	8,059	8,059
Net book value		8,059	108,058

(a) GCL

For the year ended 29 December 2006, the recoverable amount for GCL is determined by using fair value less cost to sell calculations, based on best information available. The fair value less cost to sell calculation is derived by taking the midpoint of the values determined using Earnings before Interest, Tax, Depreciation and Amortisation ("EBITDA") multiple method and discounted cash flow ("DCF") method.

The cash flow projections used in these calculations are based on financial budgets of GCL approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using a perpetual growth rate of 2% per annum. The growth rate does not exceed the long term average growth rate for the market in which GCL operates.

The key assumptions used for the fair value less cost to sell calculations are as follows:

EBITDA multiple method	**2006**
Estimated EBITDA	US$16 million
EBITDA multiple	5.8x

Discounted cash flow method	**2006 %**
Revenue growth rate	3.3
Discount rate	8.25

The discount rate for GCL is based on its WACC. The cost of equity component of WACC is derived using the capital asset pricing model.

For the financial year ended 30 December 2005, the recoverable amount for GCL is determined using the value-in-use calculations. In arriving at the recoverable amount, revenue growth rate of about 7% and a WACC of 6.5% are used.

Impairment loss charged of US$100 million recognised in the financial year ended 29 December 2006 arose mainly due to a change in management's estimate. No impairment loss was recognised in the financial year ended 30 December 2005.

20. Goodwill Arising On Consolidation (continued)

(ii) Logistics (continued)

(b) IFS

The recoverable amount of IFS is determined using value-in-use calculations. These calculations use cash flow projections based on financial budgets of the IFS business approved by management covering a five-year period.

Cash flows beyond the five-year period are extrapolated using growth rate of 5.2% per annum. The growth rate does not exceed the long term average growth rate for the market in which IFS operates.

The discount rate for IFS of 10.0% is based on its WACC. The cost of equity component of WACC is derived using the capital asset pricing model.

Management believes that any reasonably possible change in the key assumptions on which recoverable amounts of IFS line of business are based would not cause the carrying amount of IFS to exceed its recoverable amount.

21. Other Non-Current Assets

		Group		Company	
	Note	2006 US$'000	2005 US$'000	2006 US$'000	2005 US$'000
Loans receivable (net of impairment provision) (Note 22)		3,254	3,560	2,991	3,269
Long term deposits	(i)	12,894	10,227	107	240
Net defined benefit pension plan assets (Note 31)		7,312	5,359	–	–
Other long-term investments	(ii)	14,917	13,921	–	–
Others	(iii)	35,512	11,119	–	–
		73,889	44,186	3,098	3,509

(i) Long term deposits relate to deposits placed for the lease of terminals and buildings and are denominated in the following currencies:

	Group		Company	
	2006 US$'000	2005 US$'000	2006 US$'000	2005 US$'000
United States Dollar	218	494	–	–
Japanese Yen	4,541	4,572	–	–
Indian Rupee	3,396	1,109	–	–
Others	4,739	4,052	107	240
	12,894	10,227	107	240

(ii) Other long-term investments are not financial assets and do not fall under the categories described in FRS 39.

(iii) Included in other non-current assets (Others) for the Group is US$1.2 million (2005: US$1.5 million) due from fellow subsidiaries of the ultimate holding company. These balances are trade in nature.

22. Loans Receivable

	Group		Company	
	2006 US$'000	2005 US$'000	2006 US$'000	2005 US$'000
Loans receivable	7,998	5,228	7,399	4,786
Allowance for impairment loss	(3,797)	(891)	(3,785)	(879)
	4,201	4,337	3,614	3,907
Amount receivable within 12 months (Note 11)	(947)	(777)	(623)	(638)
Amount receivable after 12 months (Note 21)	3,254	3,560	2,991	3,269

The loans have effective interest rates ranging from 2% to 6% (2005: 2% to 6%) per annum at balance sheet date.

Loans receivable after 12 months (net of impairment provision) are denominated in the following currencies:

	Group		Company	
	2006 US$'000	2005 US$'000	2006 US$'000	2005 US$'000
United States Dollar	2,853	3,181	2,823	3,071
Singapore Dollar	205	38	168	198
Others	196	341	–	–
	3,254	3,560	2,991	3,269

23. Current Liabilities

	Group		Company	
	2006 US$'000	2005 US$'000	2006 US$'000	2005 US$'000
(a) Trade and Other Payables				
Trade payables	219,228	162,905	2,709	7,734
Accrued operating expenses	636,522	653,621	26,109	20,245
Accrued interest payable	7,882	5,371	–	108
Sundry payables	51,291	49,078	4,903	4,822
Amounts due to subsidiaries (non-trade)	–	–	52,272	17,268
Dividend payable	710	272	710	272
	915,633	871,247	86,703	50,449

Trade and other payables are denominated in the following currencies:

	Group		Company	
	2006 US$'000	2005 US$'000	2006 US$'000	2005 US$'000
United States Dollar	596,481	598,816	74,396	35,208
Euro	48,628	50,219	–	–
Chinese Renminbi	46,309	30,904	–	–
Singapore Dollar	27,303	31,779	9,543	12,640
Others	196,912	159,529	2,764	2,601
	915,633	871,247	86,703	50,449

The carrying amounts of trade and other payables are considered to approximate their fair values given that these are mostly short term in nature.

Included in trade and other payables for the Group is US$8.5 million (2005: US$7.9 million) due to fellow subsidiaries of the ultimate holding company. These balances are trade in nature.

	Group	
	2006 US$'000	2005 US$'000
(b) Other Current Liabilities		
Unearned revenue	178,472	184,211

24. Borrowings

		Note	Group 2006 US$'000	Group 2005 US$'000	Company 2006 US$'000	Company 2005 US$'000
(a)	**Current**					
	Secured:					
	Bank borrowings	(i)	5,980	5,585	–	–
	Finance lease liabilities (Note 28)		235	399	–	–
			6,215	5,984	–	–
	Unsecured:					
	Bank borrowings	(ii)	135,468	191,093	–	–
	Loans from subsidiaries	(iii)	–	–	8,539	6,763
			135,468	191,093	8,539	6,763
	Total current borrowings		141,683	197,077	8,539	6,763
(b)	**Non-current**					
	Secured:					
	Bank borrowings	(i)	87,216	92,959	–	–
	Finance lease liabilities (Note 28)		70	223	–	–
			87,286	93,182	–	–
	Unsecured:					
	Bank borrowings	(ii)	350,000	–	–	–
	Senior Debentures due 2024	(iv)	93,126	92,605	–	–
	Medium Term Note due 2008	(v)				
	– Cost		–	297,275	–	297,275
	– Changes in fair value of hedged risk		–	29,638	–	29,638
	– Changes in fair value of call option		–	(2,439)	–	(2,439)
			–	324,474	–	324,474
			443,126	417,079	–	324,474
	Total non-current borrowings		530,412	510,261	–	324,474
	Total borrowings		672,095	707,338	8,539	331,237

24. Borrowings (continued)

Note:

(i) *Secured bank borrowings*

The loans are secured mainly on vessels (Note 17) and repayable in instalments pursuant to their respective loan agreements.

(ii) *Unsecured bank borrowings*

These loans are repayable in instalments pursuant to their respective loan agreements.

(iii) *Loans from subsidiaries*

The loans from subsidiaries are unsecured, interest free and repayable on demand.

(iv) *Senior Debentures due 2024*

The Group issued 8% Senior Debentures in 1994. Coupon payments are due semi-annually. The Senior Debentures have an effective interest rate of 10.60% (2005: 10.60%) per annum. The agreement on the Senior Debentures contains, among other restrictions, a covenant that limits the Group's ability to allow liens on assets.

(v) *Medium Term Note due 2008*

The Company issued a 7-year Medium Term Note of S$540 million at a fixed rate of 4.09% in 2001. The purpose of the issue was to support the expansion of the Group's businesses and to refinance existing borrowings. Coupon payments were due semi-annually.

Changes in fair value of the hedged interest rate and currency risk of the Medium Term Note were recognised as part of the note's liability and in the income statement. There was a call option feature, which allowed the Company to redeem the note from 27 June 2006 and half-yearly thereafter. The change in fair value of the call option was recognised in the income statement.

During the financial year, the Company exercised the option to early redeem the Medium Term Note.

(c) Carrying Amounts and Fair Values Information

The fair values of borrowings at the balance sheet date are based on expected future cash flows, discounted using borrowing rates which would be available to the Group at the balance sheet date, or where obtainable, an estimate from reputable financial institutions.

The following fair values are for information purposes only and are not recognised in the financial statements.

The estimated fair values of the Group and the Company's borrowings approximate their carrying amounts as shown in the balance sheets except for certain borrowings disclosed as follows:

Group

	Carrying amounts		Fair values	
	2006 US$'000	**2005 US$'000**	**2006 US$'000**	**2005 US$'000**
Senior Debentures due 2024	93,126	92,605	116,475	121,716

(d) Maturity Profile of Borrowings

The current borrowings are repayable within the next 12 months.

The maturity profile of non-current borrowings is as follows:

Group

As at 29 December 2006	Secured bank loans[25] US$'000	Unsecured bank loans US$'000	Secured finance lease liabilities[26] US$'000	Total US$'000
Amount repayable in:				
2008	6,651	–	50	6,701
2009	7,051	–	10	7,061
2010	7,410	–	10	7,420
2011	7,787	–	–	7,787
Thereafter	58,317	443,126	–	501,443
	87,216	443,126	70	530,412

As at 30 December 2005	Secured bank loans[25] US$'000	Unsecured bank loans US$'000	Secured finance lease liabilities[26] US$'000	Total US$'000
Amount repayable in:				
2007	5,891	–	125	6,016
2008	6,230	324,474	75	330,779
2009	6,552	–	14	6,566
2010	6,911	–	8	6,919
Thereafter	67,375	92,605	1	159,981
	92,959	417,079	223	510,261

[25] The loans are secured mainly on vessels.

[26] The finance lease liabilities are secured mainly on equipment and motor vehicles.

Company

The Company has no non-current borrowings from external parties as at 29 December 2006.

As at 30 December 2005	Unsecured bank loan US$'000
Amount repayable in:	
2007	–
2008	324,474
	324,474

24. Borrowings (continued)

(e) Effective Interest Rates

The effective interest rates as at the balance sheet date before taking into account the effects of hedging are as follows:

	Group		Company	
	2006 %	2005 %	2006 %	2005 %
Secured loans	5.88 – 8.25	4.22 – 7.75	–	–
Unsecured loans	5.56 – 12.38	4.61 – 11.40	–	–
Senior Debentures due 2024	10.60	10.60	–	–
Medium Term Note due 2008	–	4.09	–	4.09
Finance lease liabilities	3.69 – 19.46[27]	2.98 – 19.46[27]	–	–

There is no effect of hedging on effective interest rates as at 29 December 2006. The effective interest rates as at 30 December 2005 after taking into account the effects of hedging are as follows:

	Group		Company	
	2006 %	2005 %	2006 %	2005 %
Secured loans	5.88 – 8.25	4.70 – 7.75	–	–
Unsecured loans	5.56 – 12.38	4.61 – 11.40	–	–
Senior Debentures due 2024	10.60	10.60	–	–
Medium Term Note due 2008	–	5.44	–	5.44
Finance lease liabilities	3.69 – 19.46[27]	2.98 – 19.46[27]	–	–

[27] These are primarily leases for various equipment used in the warehouse to service customers and cost is recovered from these customers.

The exposure of borrowings of the Group and the Company to interest rate changes and the periods in which the borrowings "reprice" or mature, whichever is earlier, are as follows:

Group	Variable rates	Fixed rates			
	Within one year US$'000	Within one year US$'000	In one to five years US$'000	Over five years US$'000	Total US$'000
As at 29 December 2006					
Total borrowings (before interest swaps)	561,968	14,539	2,018	93,570	672,095
Effect of interest rate swaps	–	–	–	–	–
Total borrowings (after interest rate swaps)	561,968	14,539	2,018	93,570	672,095
As at 30 December 2005					
Total borrowings (before interest rate swaps)	287,392	400	324,725	94,821	707,338
Effect of interest rate swaps	324,474	–	(324,474)	–	–
Total borrowings (after interest rate swaps)	611,866	400	251	94,821	707,338

As at 29 December 2006, the Company has no borrowings from external parties and is not exposed to interest rate changes arising from the maturity or "repricing" of borrowings.

Company	Variable rates	Fixed rates			
	Within one year US$'000	Within one year US$'000	In one to five years US$'000	Over five years US$'000	Total US$'000
As at 30 December 2005					
Total borrowings (before interest rate swaps)	–	–	324,474	–	324,474
Effect of interest rate swaps	324,474	–	(324,474)	–	–
Total borrowings (after interest rate swaps)	324,474	–	–	–	324,474

(f) Currency Risk

The carrying amount of total borrowings are denominated in the following currencies at balance sheet date:

	Group		Company	
	2006 US$'000	2005 US$'000	2006 US$'000	2005 US$'000
United States Dollar	654,361	704,233	1,745	331,237
Indian Rupee	16,696	2,216	–	–
Singapore Dollar	38	43	6,674	–
Others	1,000	846	120	–
	672,095	707,338	8,539	331,237

25. Provisions

		Note	Group 2006 US$'000	Group 2005 US$'000	Company 2006 US$'000	Company 2005 US$'000
(a)	**Current**					
	Provision for restructuring and termination costs	(i)	14,634	2,375	926	860
	Provision for drydocking costs	(ii)	1,914	–	–	–
	Provision for onerous contract – leased premises	(iii)	–	96	–	–
	Provision for insurance, litigation and other claims	(iv)	30,481	33,049	–	–
			47,029	35,520	926	860
(b)	**Non-Current**					
	Provision for drydocking costs	(ii)	–	691	–	–
	Provision for net defined benefit pension plan obligations (Note 31)		35,997	32,395	–	–
	Provision for insurance, litigation and other claims	(iv)	68,423	49,585	–	–
	Provision for obligations in associated companies	(v)	11,567	8,520	–	–
			115,987	91,191	–	–

(i) Movements in provision for restructuring and termination costs are as follows:	Group 2006 US$'000	Group 2005 US$'000	Company 2006 US$'000	Company 2005 US$'000
Balance at beginning of financial year	2,375	4,260	860	1,560
Provision during the financial year				
– termination costs (Note 7)	13,531	925	175	–
Utilised during the financial year	(906)	(1,901)	(109)	–
Write-back of provision during the year				
– termination costs (Note 7)	(360)	(909)	–	(700)
Foreign currency translation	(6)	–	–	–
Balance at end of financial year	14,634	2,375	926	860

Restructuring and termination provisions mainly comprise lease termination penalties and employee termination payments. They are recognised in the financial year in which the Group becomes legally or constructively committed to payment. Employee termination benefits are recognised only either after an agreement is in place with the appropriate employee representatives specifying the terms of redundancy and the number of employees affected, or after individual employees have been advised of the specific terms. Costs related to the on-going activities of the Group are not provided in advance.

(ii) *Movements in provision for drydocking costs are as follows:*	Group 2006 US$'000	2005 US$'000
Balance at beginning of financial year	691	1,809
Provision during the financial year (Note 5)	1,223	2,624
Utilised during the financial year	–	(3,742)
Balance at end of financial year	1,914	691

Provisions for drydocking costs relate to the estimated liability for future drydocking of vessels on operating leases at balance sheet date where there is a legal/contractual obligation to send these vessels for drydocking. These provisions are calculated based on past historical experience of the level of repairs and replacement required.

(iii) *Movements in provision for onerous contract – leased premises are as follows:*	Group 2006 US$'000	2005 US$'000
Balance at beginning of financial year	96	–
Provision during the financial year (Note 5)	–	96
Utilised during the financial year	(96)	–
Balance at end of financial year	–	96

The provision was made for onerous contracts in respect of leased premises under non-cancellable leases, calculated based on the estimated net costs of exiting from the lease contracts.

25. Provisions (continued)

(iv) Movements in provision for insurance, litigation and other claims are as follows:	Group 2006 US$'000	Group 2005 US$'000
Balance at beginning of financial year	82,634	94,648
Provision during the financial year	47,517	20,507
Write-back of provision during the financial year	(7,533)	(13,373)
Utilised during the financial year	(24,866)	(18,276)
Foreign currency translation	1,152	(872)
Balance at end of financial year	98,904	82,634

In connection with the Group's operational activities, it may become contingently liable for claims. Other than provisions made above, management believes that the Group is not liable under such claims, and/or that it is not possible to estimate the amount of additional losses, if any, that might result from adverse judgements against the Group.

(v) Movements in provision for obligations in associated companies are as follows:	Group 2006 US$'000	Group 2005 US$'000	Company 2006 US$'000	Company 2005 US$'000
Balance at beginning of financial year	8,520	24,364	–	11,895
Provision during the financial year	1,206	3,837	–	–
Write-back of provision during the financial year	–	(14,615)	–	(5,222)
Disposal of associated companies	–	(4,609)	–	(6,673)
Foreign currency translation	1,841	(457)	–	–
Balance at end of financial year	11,567	8,520	–	–

Provision for obligations in associated companies relate to additional losses provided for to the extent that the Group has to satisfy obligations of the associated companies that the Group has guaranteed or otherwise committed.

26. Deferred Income

	Group 2006 US$'000	2005 US$'000
Balance at beginning of financial year	15,180	20,025
Amount deferred during the financial year	20	571
Amount amortised during the financial year (Note 4)	(5,085)	(5,416)
Balance at end of financial year	10,115	15,180
Less: Current portion	(4,637)	(4,637)
Non-current portion	5,478	10,543

Deferred income relates to the deferred gain on sale and leaseback of assets (refer to Note 2.14).

27. Other Non-Current Liabilities

	Group 2006 US$'000	2005 US$'000
Deferred lease payables	49,927	50,541
Others	18,889	16,561
	68,816	67,102

28. Finance Lease Liabilities

Finance lease liabilities relate to other property, plant and equipment acquired under finance leases.

Group

As at 29 December 2006

Future Lease Payments	**Others[28] US$'000**
Amount repayable in one year or less	435
Amount repayable in:	
2008	108
2009	11
2010	10
2011	–
Thereafter	–
Minimum lease payments	564
Less: Future finance charges	(259)
Provided for in the financial statements	305
Representing finance lease liabilities:	
Not later than one year (Note 24)	235
Later than one year (Note 24):	
– later than one year but not later than five years	70
– later than five years	–
	70
Total finance lease liabilities	305

As at 30 December 2005

Future Lease Payments	**Others[28]** **US$'000**
Amount repayable in one year or less	466
Amount repayable in:	
2007	297
2008	173
2009	53
2010	9
Thereafter	1
Minimum lease payments	999
Less: Future finance charges	(377)
Provided for in the financial statements	622
Representing finance lease liabilities:	
Not later than one year (Note 24)	399
Later than one year (Note 24):	
– later than one year but not later than five years	222
– later than five years	1
	223
Total finance lease liabilities	622

[28] Others relate mainly to equipment and motor vehicles.

These leases terminate at various dates and the lease agreements provide options to purchase at specified values. There are no significant finance lease arrangements entered into by the Group.

29. Share Capital And Treasury Shares

	Number of shares		
	Authorised share capital	Issued share capital	Treasury shares
2006			
Balance at beginning of financial year	3,000,000,000	1,453,475,876	(913,058)
Shares issued under employee equity compensation schemes	-	1,501,664	–
Capital distribution to equity holders	–	–	–
Balance before transfer of share premium reserve to share capital	3,000,000,000	1,454,977,540	(913,058)
Effect of Companies (Amendment) Act 2005	(3,000,000,000)	-	–
Shares issued under employee equity compensation schemes	–	1,503,000	–
Purchase of shares by employee benefit trust	–	–	(720,000)
Balance at end of financial year	–	1,456,480,540	(1,633,058)
2005			
Balance at beginning of financial year	3,000,000,000	1,451,573,876	–
Shares issued under employee equity compensation schemes	–	1,902,000	–
Purchase of shares by employee benefit trust	–	–	(913,058)
Balance at end of financial year	3,000,000,000	1,453,475,876	(913,058)

With the implementation of the Companies (Amendment) Act 2005 on 30 January 2006, the concept of authorised share capital is abolished and the shares of the Company have no par value. Consequently, the balance in share premium within equity as at 30 January 2006 had been reclassified to the Company's share capital.

All issued shares are fully paid.

During the financial year ended 29 December 2006, the Company issued 2,534,000 (2005: 1,902,000) ordinary shares to the participants of the NOL SOP who exercised their options to purchase ordinary shares at the subscription price of between S$2.06 to S$2.98 (2005: S$1.00 to S$2.14) per share. As at 29 December 2006, there were no share options exercised for which shares have yet to be allocated (2005: Nil).

During the financial year ended 29 December 2006, 470,664 performance shares were vested on 2 January 2006. There were no performance shares vested for the financial year ended 30 December 2005.

The newly issued shares rank pari passu in all respects with the previously issued shares.

During the previous financial year, the Company announced a proposed capital reduction exercise pursuant to which a cash distribution of S$0.92 was proposed to be made to shareholders for each ordinary share (at par value of S$1.00) in the capital of the Company held as at the books closure date (27 January 2006). No cancellation of shares or change in the number of shares held by shareholders was proposed to be made through the proposed capital reduction exercise.

On 3 January 2006, the Company announced that the proposed capital reduction exercise has been approved by shareholders at an EGM held on that day. Court approval for the proposed capital reduction exercise and effective date for the capital reduction exercise were announced by the Company on 11 and 27 January 2006 respectively. Pursuant to the capital reduction exercise, the Company paid a total of approximately S$1.34 billion (US$0.82 billion) in cash (appropriated from share premium account and retained earnings) to shareholders on 21 February 2006.

Treasury shares

The Company has set up an employee benefit trust fund whose purpose is to purchase and hold the Company's shares acquired from the Singapore Exchange for issuance of units to employees under the Staff Share Ownership Scheme. Such shares are designated as treasury shares.

	Amount			
Authorised share capital S$'000	Share capital US$'000	Share premium US$'000	Total share capital and share premium US$'000	Treasury shares US$'000
3,000,000	814,447	556,586	1,371,033	(1,399)
–	913	2,758	3,671	–
–	–	(555,814)	(555,814)	–
3,000,000	815,360	3,530	818,890	(1,399)
(3,000,000)	3,530	(3,530)	–	–
–	3,176	–	3,176	–
–	–	–	–	(1,083)
–	822,066	–	822,066	(2,482)
3,000,000	813,282	555,692	1,368,974	–
–	1,165	894	2,059	–
–	–	–	–	(1,399)
3,000,000	814,447	556,586	1,371,033	(1,399)

30. Dividends

	Group and Company	
	2006 US$'000	2005 US$'000
Ordinary dividends paid or proposed		
Final tax exempt (one-tier) dividend of 14.69 Singapore cents per share and special tax exempt (one-tier) dividend of 21.69 Singapore cents per share paid in respect of the financial year 2004	–	320,956
Interim tax exempt (one-tier) dividend paid in respect of the current financial year of 4.00 Singapore cents per share (2005: 8.00 Singapore cents per share)	36,752	70,516
	36,752	391,472

The Directors recommended a final tax exempt (one-tier) dividend of 4.00 Singapore cents per share in respect of the financial year ended 29 December 2006 for approval by shareholders in the next Annual General Meeting to be convened on 18 April 2007.

The recommended final dividend has not been provided for in these financial statements and will be accounted for in the shareholders' equity as an appropriation of 2006 profits after tax in the financial statements for the financial year ending 28 December 2007.

31. Employee Benefits

(a) Equity Compensation Benefits

The Group offers the following employee equity compensation plans:

(i) Employee Share Option Plan
(ii) Performance Share Plan
(iii) Replacement Rights Plan
(iv) Staff Share Ownership Scheme

(i) Employee Share Option Plan

Share options under the NOL SOP are granted to Directors and employees of the Group. These options are granted at the average closing market price of the shares for the three trading days immediately preceding the grant date. Individual awards to employees take into consideration the job level, performance and leadership potential of the employee. Pursuant to the terms of the NOL SOP, share options will vest after a specified number of years from the grant date.

Details of options granted, adjusted, exercised and cancelled (due to staff resignation or expiry of options) under the NOL SOP during the financial year ended 29 December 2006 were as follows:

Share Options	**(a)**	**(b)**	**(c)**	**(d)**	**Total**
Date option granted	31/12/04	31/12/04	13/3/06	13/3/06	
Exercise period					
From	31/12/05	31/12/05	13/3/07	13/3/07	
To	30/12/09	30/12/14	12/3/11	12/3/16	
Exercise price per option	S$2.06[29]	S$2.06[29]	S$2.20	S$2.20	
Number of options outstanding as at 31 December 2005	641,000	15,597,000	–	–	16,238,000
During the financial year					
– Options granted	–	–	581,000[30]	22,350,000[30]	22,931,000
– Options reinstated	–	25,000	–	–	25,000
– Options exercised	–	(2,534,000)	–	–	(2,534,000)
– Options cancelled	–	(748,000)	–	(1,568,000)	(2,316,000)
Balance as at 29 December 2006	641,000	12,340,000	581,000	20,782,000	34,344,000

Details of previously unvested options granted prior to 15 September 2004 were not disclosed above. Refer to footnote 31 on page 88 for more details.

[29] In accordance with the modified rules of the NOL SOP approved by shareholders at the Extraordinary General Meeting ("EGM") held on 3 January 2006, and the advice of the independent financial advisor, the exercise price of the outstanding share options under the NOL SOP was reduced by S$0.92 to S$2.06 as a result of the capital reduction and cash distribution exercise.

[30] From the date of grant, one third of the share options granted will each vest on 13 March 2007, 13 March 2008 and 13 March 2009.

31. Employee Benefits (continued)

(a) Equity Compensation Benefits (continued)

(i) Employee Share Option Plan (continued)

Details of options granted, adjusted, exercised and cancelled (due to staff resignation or expiry of options) under the NOL SOP during the financial year ended 30 December 2005 were as follows:

Share Options	**(a)**	**(b)**	**(c)**	**(d)**	**(e)**
Date option granted	03/05/00	19/10/00	26/03/01	19/10/01	19/10/01
Exercise period[31]					
From	03/05/01	19/10/01	26/03/02	19/10/02	19/10/02
To	14/03/05	14/03/05	14/03/05	14/03/05	14/03/05
Exercise price per option	S$1.52	S$1.37	S$1.30	S$1.00	S$1.00
Number of options outstanding as at 1 January 2005	10,500	142,000	–	70,000	78,000
During the financial year					
– Options granted[33]	–	–	–	–	–
– Options exercised	(500)	(112,000)	–	(70,000)	(78,000)
– Options cancelled	(10,000)	(30,000)	–	–	–
Balance as at 30 December 2005	–	–	–	–	–

[31] Following the acquisition of more than 50% of the Company's shares on 15 September 2004 by Temasek Holdings (Private) Limited and its subsidiaries, all previously unvested options granted prior to 15 September 2004 became vested on the same day, in accordance with the rules of the NOL SOP. In addition, such vested options unexercised within six months from 15 September 2004 subsequently lapsed on 15 March 2005. As a result, options granted on the same date with different option terms would have the same exercise periods.

[32] In accordance with the modified rules of the NOL SOP approved by shareholders at the EGM held on 3 January 2006, and the advice of the independent financial advisor, the exercise price of the outstanding share options under the NOL SOP was reduced by S$0.92 to S$2.06 as a result of the capital reduction and cash distribution exercise.

[33] No share options were granted in the financial year 2005.

(f)	(g)	(h)	(i)	(j)	(k)	(l)	Total
18/10/02	07/11/02	19/12/02	17/11/03	17/11/03	31/12/04	31/12/04	
18/10/03	07/11/03	19/12/03	15/09/04	15/09/04	31/12/05	31/12/05	
14/03/05	14/03/05	14/03/05	14/03/05	14/03/05	30/12/09	30/12/14	
S$1.00	S$1.00	S$1.00	S$2.14	S$2.14	S$2.98[32]	S$2.98[32]	
277,500	–	140,000	250,000	1,018,000	641,000	17,104,000	19,731,000
–	–	–	–	–	–	–	–
(257,500)	–	(140,000)	(250,000)	(964,000)	–	–	(1,872,000)
(20,000)	–	–	–	(54,000)	–	(1,507,000)	(1,621,000)
–	–	–	–	–	641,000	15,597,000	16,238,000

31. Employee Benefits (continued)

(a) Equity Compensation Benefits (continued)

(i) Employee Share Option Plan (continued)

Out of the outstanding options on 34,344,000 (2005: 16,238,000) shares, 12,981,000 (2005: Nil) options are exercisable as at 29 December 2006. Options exercised in 2006 resulted in 2,534,000 (2005: 1,872,000) shares being issued at a weighted average price of S$2.82 (2005: S$2.59) each.

The fair value of NOL share options granted on 13 March 2006 determined using the Trinomial valuation model on the date of grant was US$12.2 million. The significant inputs into the model were:

Employee Share Option Plan

Grant Date	13 March 2006	13 March 2006
Contractual life	10 years	5 years
Share price	S$2.11	S$2.11
Exercise price	S$2.20	S$2.20
Expected dividend yield	4.88%	5.21%
Risk-free rate	3.54%	3.33%
Volatility	50%[34]	41%[35]

[34] The expected share price volatility is determined with reference to a statistical analysis of the continuously compounded daily rates of return on the shares from January 1998 to the date of grant.

[35] The expected share price volatility is determined with reference to a statistical analysis of the continuously compounded daily rates of return on the shares 5 years prior to the date of grant.

(ii) Performance Share Plan

Performance shares are awarded to key executives conditional upon the Group meeting or exceeding a prescribed financial target condition during the performance period, and also conditional on the participants meeting their performance conditions. Pursuant to the terms of the PSP, performance shares will vest after a specified number of years from the end of the performance period. Details of performance shares awarded to Executive Directors and employees are as follows:

Performance Shares	**(a)**	**(b)**	**(c)**	**Total**
Performance period				
From	27/12/03	01/01/05	31/12/05	
To	31/12/04	30/12/05	29/12/06[36]	
Number of shares outstanding as at 31 December 2005	1,412,000	–	–	1,412,000
During the financial year				
– Shares awarded	351,758[37]	4,234,000	–	4,585,758
– Shares vested	(470,664)[38]	–	–	(470,664)
– Shares cancelled	(195,979)	(330,000)	–	(525,979)
Outstanding balance as at 29 December 2006	1,097,115[38]	3,904,000[39]	–	5,001,115

[36] Performance shares for the performance period 31 December 2005 to 29 December 2006 will be awarded in 2007 after the announcement of the financial year 2006 annual results, upon review and approval by the Executive Resource and Compensation Committee.

[37] In accordance with the modified rules of the PSP approved by shareholders at the EGM held on 3 January 2006, and the advice of the independent financial advisor, additional 351,758 shares were awarded under the PSP to holders of the outstanding awards as a result of the capital reduction and cash distribution exercise.

[38] From the end of the performance period, one-third of the performance shares awarded have vested on 2 January 2006. The remaining two-thirds will each vest on 2 January 2007 and 2 January 2008.

[39] From the end of the performance period, one-third of the performance shares awarded will each vest on 2 January 2007, 2 January 2008 and 2 January 2009.

The fair value of NOL performance shares awarded on 13 March 2006, determined using the Black Scholes option pricing model on the date of award was US$5.2 million. The significant inputs into the model were:

Performance Share Plan			
Award date	13 March 2006	13 March 2006	13 March 2006
Vesting date	2 January 2007	2 January 2008	2 January 2009
Contractual life	295 days	660 days	1026 days
Share price	S$2.11	S$2.11	S$2.11
Exercise price	Nil	Nil	Nil
Expected dividend yield	2.35%	3.15%	3.37%
Risk-free rate	3.05%	3.14%	3.25%

31. Employee Benefits (continued)

(a) Equity Compensation Benefits (continued)

(iii) Replacement Rights Plan

Replacement rights, which are cash settled, are awarded to key executives conditional upon the participants meeting their performance conditions. From the end of the performance period, 50% of the replacement rights awarded will vest after two years, and the remaining 50% after three years. Details of replacement rights awarded to Executive Directors and employees are as follows:

Replacement Rights	
Performance period[40]	
From	29/12/01
To	26/12/03
Number of rights outstanding as at 31 December 2005	1,929,500
During the financial year	
– Rights awarded[42]	378,351
– Rights vested	(917,000)[41]
– Rights cancelled	(186,134)
Outstanding balance as at 29 December 2006	1,204,717[41]

[40] For key executives who were not eligible during the period 29 December 2001 to 27 December 2002, their performance period starts from 28 December 2002 instead.

[41] From the end of the performance period, 50% of the replacement rights awarded were vested on 31 December 2005 and the remaining 50% will vest on 31 December 2006.

[42] Subsequent to the financial year ended 30 December 2005, 378,351 replacement rights were awarded to holders of the outstanding awards as a result of the capital reduction and cash distribution exercise.

The fair value of NOL replacement rights determined on 29 December 2006 was US$1.6 million (2005: US$3.3 million).

For replacement rights to be vested on 31 December 2006, the fair value was computed based on the average closing market price of NOL shares for the last three trading days immediately preceding the vesting date. The same basis is used to compute the cash payable to the participants upon vesting on 31 December 2006.

There were no new issue of replacement rights during the year ended *29 December 2006.* Subsequent to the settlement of the replacement rights to be vested on 31 December 2006, there are no replacement rights outstanding.

(iv) *Staff Share Ownership Scheme*

The Group offers the Staff Share Ownership Scheme to all eligible Singapore employees. Certain companies in the Group will make corresponding contributions of S$0.50 for every S$1.00 contributed by the employees, up to a maximum of S$250 per month. All contributions collected will be credited to an employee benefit trust fund which will be used to buy the shares of the Company for issuance of units to the employees. Cash is paid to employees when they exercise the right to redeem the units or upon their last day of service with the Group. The Group consolidates the trust and the Company's shares held by the trust are accounted for as "treasury shares" in accordance with FRS 32 (revised 2004).

The fair value of the shares held under the Staff Share Ownership Scheme was determined based on the closing share price of NOL shares as at 29 December 2006.

The number of treasury shares held as at 29 December 2006 is disclosed in Note 29.

(b) Post-Employment Defined Benefit Plans

The Group has several defined benefit pension plans covering eligible employees of certain subsidiaries.

The Group also shares the cost of its health care benefits with eligible retired employees of certain subsidiaries and recognises the cost of providing health care and other benefits to retirees over the term of employee service.

The following tables summarise the components of net benefit expense recognised in the consolidated income statement and the funded status and amounts recognised in the consolidated balance sheet.

The amounts recognised in the income statement are as follows:

Net Benefit Expense

	Defined benefit pension plans		Post-retirement benefits	
	2006 US$'000	**2005 US$'000**	**2006 US$'000**	**2005 US$'000**
Current service cost	10,946	10,669	931	722
Interest cost on benefit obligation	13,026	12,868	2,093	1,706
Expected return on plan assets	(12,933)	(12,743)	–	–
Net actuarial losses recognised	1,665	1,905	872	453
Past service cost	497	546	324	324
Net benefit expense	13,201	13,245	4,220	3,205
Actual return on plan assets	(23,424)	(16,092)	–	–

31. Employee Benefits (continued)

(b) Post-Employment Defined Benefit Plans (continued)

The amounts recognised in the balance sheet are as follows:

Net Benefit Liability

	Defined benefit pension plans		Post-retirement benefits	
	2006 US$'000	**2005 US$'000**	**2006 US$'000**	**2005 US$'000**
Present value of funded benefits obligation	247,038	222,649	–	–
Fair value of plan assets	(199,567)	(177,054)	–	–
	47,471	45,595	–	–
Present value of unfunded benefits obligations	13,556	13,622	37,995	35,959
Unrecognised net actuarial losses	(48,338)	(46,206)	(13,513)	(13,757)
Unrecognised past service cost	(5,935)	(5,282)	(2,341)	(2,665)
Others	(74)	(95)	(136)	(135)
Net benefit liability	6,680	7,634	22,005	19,402
Represented by:				
Non-current asset (Note 21)	(7,312)	(5,359)	–	–
Non-current liability (Note 25)	13,992	12,993	22,005	19,402
Net benefit liability	6,680	7,634	22,005	19,402

The changes in the present value of the defined benefit obligation are as follows:

Present Value of Defined Benefit Obligation

	Defined benefit pension plans		Post-retirement benefits	
	2006 US$'000	**2005 US$'000**	**2006 US$'000**	**2005 US$'000**
Present value of defined benefit obligation at beginning of the financial year	236,271	231,219	35,959	28,393
Current service cost	10,946	10,669	931	722
Interest cost	13,026	12,868	2,093	1,706
Net actuarial losses/(gains)	14,486	(447)	628	11,089
Benefits paid	(15,826)	(16,223)	(1,742)	(1,382)
Foreign subsidy on benefits paid	–	–	126	–
Effect of Medicare Modernisation Act	–	–	–	(4,569)
Past service cost	1,121	(351)	–	–
Foreign exchange differences	570	(1,464)	–	–
Present value of defined benefit obligation at end of the financial year	260,594	236,271	37,995	35,959

The changes in the fair value of plan assets are as follows:

Fair Value of Plan Assets

	Defined benefit pension plans		Post-retirement benefits	
	2006 US$'000	2005 US$'000	2006 US$'000	2005 US$'000
Fair value of plan assets at beginning of the financial year	177,054	168,045	–	–
Expected return on plan assets	12,933	12,743	–	–
Net actuarial gains	10,491	3,231	–	–
Employer contributions	14,932	10,416	1,742	1,382
Benefits paid	(15,826)	(16,223)	(1,742)	(1,382)
Foreign exchange differences	(17)	(1,158)	–	–
Fair value of plan assets at end of of the financial year	199,567	177,054	–	–

Amounts for the current year for pension plans participated by the Group's employees and post retirement welfare plan are as follows:

	Defined benefit pension plans	Post-retirement benefits
	2006 US$'000	2006 US$'000
Defined benefit obligation	260,594	37,995
Plan assets	199,567	–
Deficit	61,027	37,995
Experience adjustments on plan liabilities	10,523	(2,882)
Experience adjustments on plan assets	(10,491)	–

31. Employee Benefits (continued)

(b) Post-Employment Defined Benefit Plans (continued)

The major categories of plan assets as a percentage of total plan assets are as follows:

Defined Benefit Pension Plans	Percentage of Plan Assets at Year-End	
	2006 %	2005 %
Equity securities	67.8	68.6
Debt securities	27.1	26.1
Others	5.1	5.3
	100.0	100.0

The principal actuarial assumptions used in determining pension and post-retirement benefit obligations for the Group's plans are shown below:

Defined Benefit Pension Plans	2006 %	2005 %
Weighted average discount rate	5.3	5.5
Rate of increase in compensation levels	4.3	4.2
Expected long term rate of return on plan assets	7.2	7.5

Post-retirement Benefits	2006 %	2005 %
Weighted average discount rate	5.7	5.8
Rate of increase in cost of post-retirement benefits	9.0	9.0

The rate of increase in cost of post-retirement benefits is assumed to reduce to 5.0% by 2010 and thereafter.

Assuming healthcare trend rates have a significant effect on the amounts recognised in the income statement, a one percentage point change in assumed healthcare cost trend rates would have the following effects:

	One percentage point increase US$'000	One percentage point decrease US$'000
Effect on the aggregate of the service cost and interest cost	504	(409)
Effect on post-retirement benefit obligation	5,143	(4,247)

The expected long term rate of return on plan assets is based on historical returns. This is in line with the rate of return for the next five years projected by external financial consultants, taking into consideration the Group's target asset allocation, capital market assumptions and expenses.

The expected contributions to be paid in the next fiscal year for pension plans and post-retirement benefits participated by the Group's employees are US$5.9 million and US$1.6 million respectively.

32. Contingent Liabilities

Protection and Indemnity Insurance

Protection and Indemnity ("P&I") insurance has been arranged by the Company to cover the legal liability of the Group for its shipping operations. Vessels operated by the Company are entered in P&I Clubs which are mutual protection and indemnity associations and members of the International Group of P&I Clubs. A member of the mutual association is subject to calls payable to the associations based on the member's claims records as well as the claim records of all other members in the International Group of P&I Clubs. In a mutual association, premiums are paid as advance calls during the policy year and these premiums form a basic fund out of which claims and other outgoings are met. This fund is invested and any income earned is added to it. This fund is supplemented, if necessary, by calls made after the end of the policy year so that when the policy year is finally closed there is neither profit nor loss. A contingent liability (unsecured) exists for the Group to the extent that the aggregate claims records of all the members of the associations show significant deterioration which may result in additional calls on the members, the quantum of which is not ascertainable at the present time.

Litigation and Claims

In connection with the Group's operational activities, it may become contingently liable for claims. Other than the provision made in the consolidated financial statements, management believes that the Group is not liable under such claims, and/or that it is not possible to estimate the amount of additional losses, if any, that might result from adverse judgements against the Group.

Pension Plan Obligations

Except as noted below, the Group has not undertaken, and does not presently intend, to withdraw from any multi-employer plans to which it contributes, nor are there any known intentions to terminate the plans. Under the Multi-employer Pension Plan Amendments Act of 1980 in the United States of America, should either event occur with respect to a plan, the Group may be liable for its proportionate share of the plan's unfunded vested benefits. Based on information provided by plan administrators, the estimated share of these unfunded vested benefits attributable to operations of the Group was US$27.2 million as at 29 December 2006 (2005: US$26.2 million).

The Group ceased contributing to several multi-employer plans in November 1997. One of those plans had unfunded vested benefits; however, because the Group met certain legal requirements through transactions with the charterer of certain vessels of the Group, the Group did not incur any withdrawal liability at that time. These vessel charters terminated in 2005. A subsidiary of the Group assumed ship management activities from the former charterer and commenced contributing to the plan in 2005.

Under certain agreements with the former charterer, another subsidiary of the Group may be required to compensate the former charterer for withdrawal liability attributable to the Group's vessels, should the former charterer withdraw from the plan in the future. Based on information provided by plan administrators, the former charterer's total potential withdrawal liability attributable to the Group's vessels was approximately US$23.5 million as at 29 December 2006 (2005: US$26.8 million).

32. Contingent Liabilities (continued)

Employment Agreements

The Group has entered into employment agreements with certain of its executive officers. Each of the agreements provides for certain payments to the officer upon termination of employment by the Group other than as a result of death, disability (in most cases), or justified cause, as defined. In addition, the agreements with certain senior executives provide for certain payments to the officer if the officer terminates his or her employment under certain circumstances following a change in control of the respective legal entities. The estimated maximum future commitment under the foregoing termination provisions of these employment agreements, in the aggregate, was US$15.8 million as at 29 December 2006 (2005: US$10.2 million).

Tax Exposures

Before the tax limitation period expired at the end of 2006, a subsidiary of the Group, APL Co. Pte Ltd (the "subsidiary") received an income tax assessment on compensation damages that the subsidiary had received for premature termination of a long-term agreement it had previously enjoyed. The subsidiary has objected to the tax assessment as it has been advised that there ought to be no tax liability. As a result, the collection of the tax assessment has been stood over without penalties for the time being by the tax authority.

The subsidiary has also sought legal advice which opines that the grounds for objecting to the tax assessment are strong and, should it arise, the prospects of defeating the tax assessment in court are good. In addition, legal counsel has opined that the tax exposure to the Group is remote.

Other than the provision made in the consolidated financial statements, management, on the basis of the advice given, believes that the Group is not liable under such assessments.

Guarantees

In addition to the above, the Group and the Company have contingent liabilities in respect of:

	Group		Company	
	2006 US$'000	2005 US$'000	2006 US$'000	2005 US$'000
Guarantees for bank loans and other drawn facilities received by:				
– Subsidiaries	–	–	644,017	361,383
– Others	11,176	15,583	11,176	15,583
	11,176	15,583	655,193	376,966

Excluded from the above figures are:

a) Guarantees given by subsidiaries to third parties of US$118.7 million (2005: US$36.9 million) required for their operations.

b) Estimated maximum guarantees of US$1.1 billion (2005: US$1.1 billion) provided by the Company to lessors for default payments on leasing of vessels, containers, chassis, warehouse and land by subsidiaries. The guarantee amounts will reduce accordingly upon lease payments made by the subsidiaries.

c) Guarantees of US$875.7 million (2005: US$830.0 million) provided by the Company for facilities granted to subsidiaries which are unutilised as at balance sheet date.

The Group is a party to other various inquiries, administrative proceedings, litigation and other matters arising in the normal course of business. While any proceeding or litigation has an element of uncertainty, based upon information presently available, and in light of legal and other defences and insurance coverage and other potential sources of payment available to the Group, management believes that the final outcome of these matters will not have a material adverse impact on the Group's consolidated financial position or operations.

33. Commitments

(a) Capital Commitments

Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements are analysed as follows:

	Group	
	2006 US$'000	2005 US$'000
Capital commitments in respect of property, plant and equipment	528,227	292,607
Capital commitments in respect of intangible assets	291	–
	528,518	292,607

33. Commitments (continued)

(b) Operating Lease Commitments – Where the Group and Company are Lessees

The future aggregate minimum lease payable under non-cancellable operating leases of the Group are analysed as follows:

Group

As at 29 December 2006	Vessels US$'000	Containers US$'000	Terminals US$'000	Chassis US$'000	Others[43] US$'000	Total US$'000
Amount repayable in one year or less	485,977	37,194	76,823	31,105	62,029	693,128
Amount repayable in:						
2008	513,070	20,230	73,858	28,640	49,031	684,829
2009	487,785	12,084	69,960	14,987	40,275	625,091
2010	435,846	512	69,587	9,737	25,618	541,300
2011	418,666	–	69,893	8,684	18,827	516,070
Thereafter	1,655,514	–	880,948	28,052	44,378	2,608,892
	3,996,858	70,020	1,241,069	121,205	240,158	5,669,310

As at 30 December 2005	Vessels US$'000	Containers US$'000	Terminals US$'000	Chassis US$'000	Others[43] US$'000	Total US$'000
Amount repayable in one year or less	413,003	44,994	78,346	33,717	64,268	634,328
Amount repayable in:						
2007	348,983	37,261	69,166	31,153	49,342	535,905
2008	363,105	20,276	56,560	28,678	37,970	506,589
2009	350,495	12,115	52,295	15,002	30,864	460,771
2010	321,400	513	51,690	9,739	20,818	404,160
Thereafter	1,710,431	–	836,623	36,729	59,357	2,643,140
	3,507,417	115,159	1,144,680	155,018	262,619	5,184,893

[43] Others relate mainly to warehouse space, warehouse equipment, office space and land.

Significant leasing arrangements entered into by the Group as a lessee:
The main operating lease arrangements for the Group are long-term non-cancellable lease agreements for vessels. These leases have different terms and terminate at various dates. Specific clauses like rental escalation, renewal rights and purchase options can be found in some of these lease agreements.

The future aggregate minimum lease payable under non-cancellable operating leases of the Company are analysed as follows:

Company

	2006 Others[44] US$'000	2005 Others[44] US$'000
Amount repayable in one year or less	–	25

[44] Others relate mainly to housing rental.

There is no contingent rent component for the leases above.

(c) Operating Lease Commitments – Where the Group and Company are Lessors

(i) For Leased-in Assets

The future minimum lease receivable under non-cancellable sub-leases relating to a lease-in and a simultaneous lease out arrangement are as follows:

Group

As at 29 December 2006	**Terminals US$'000**
Amount receivable in one year or less	1,528
Amount receivable in:	
2008	1,212
2009	457
	3,197

As at 30 December 2005	**Terminals US$'000**
Amount receivable in one year or less	761
Amount receivable in:	
2007	140
2008	140
2009	46
	1,087

There is no contingent rent component included under the above non-cancellable sub-leases relating to a lease-in and a simultaneous lease out arrangement for the Group for 2006 and 2005.

There are no significant operating lease arrangements for leased-in assets entered into by the Group as a lessor.

Company

The Company has no future minimum lease payments receivable under non-cancellable sub-leases relating to a lease-in and a simultaneous lease out arrangement as at 29 December 2006 and 30 December 2005.

33. Commitments (continued)

(c) Operating Lease Commitments – Where the Group and Company are Lessors (continued)

(ii) For owned assets

The future minimum lease payments receivable under non-cancellable leases relating to a lease out arrangement for owned assets are as follows:

Group

As at 29 December 2006	Vessels US$'000	Others[45] US$'000	Total US$'000
Amount receivable in one year or less	35,389	1,735	37,124
Amount receivable in:			
2008	37,477	1,254	38,731
2009	15,882	468	16,350
2010	–	309	309
2011	–	196	196
Thereafter	–	–	–
	88,748	3,962	92,710

As at 30 December 2005	Vessels US$'000	Others[45] US$'000	Total US$'000
Amount receivable in one year or less	13,685	1,353	15,038
Amount receivable in:			
2007	–	1,156	1,156
2008	–	683	683
2009	–	546	546
2010	–	312	312
Thereafter	–	711	711
	13,685	4,761	18,446

[45] Others relate mainly to office space, land and buildings.

There is no contingent rent component included under the above non-cancellable leases relating to a lease out arrangement for assets owned by the Group for 2006 and 2005.

There are no significant operating lease arrangements for owned assets entered into by the Group as a lessor.

Company

The Company has no future minimum lease payments receivable under non-cancellable leases relating to a lease out arrangement for owned assets as at 29 December 2006 and 30 December 2005.

34. Financial Risk Management

Financial Risk Factors

The Group is exposed to various market risks which include fluctuations in foreign currency exchange rates, interest rates and bunker fuel prices. The Group's risk management program seeks to minimise potential adverse effects on its financial performance. Derivative financial instruments are employed to hedge certain risk exposures but are not used for trading purposes.

(i) *Currency risk*

The Group's revenue is denominated primarily in United States Dollars, the measurement and reporting currency of the Company. There are some exposures through local operating costs in other currencies, the most significant of which are the Euro, Hong Kong Dollar, Chinese Renminbi, Singapore Dollar and Japanese Yen.

The Group uses foreign exchange forward contracts to hedge its future foreign exchange exposures.

(ii) *Interest rate risk*

The Group's interest rate exposure relates primarily to its debt obligations. The interest rate risk management program aims at optimising net interest cost and reducing interest rate volatility.

To hedge against adverse interest rate changes on the underlying debt obligations, the Group uses interest rate collars and cross currency interest rate swaps.

(iii) *Credit risk*

The Group has no significant concentrations of credit risk. The Group has implemented policies to ensure that credit sales of products and services are made to customers with an appropriate credit standing. Furthermore, there is no anticipated additional credit risk beyond the amount of allowance for impairment made in the Group's and Company's receivables due to the Group's large number of customers who are internationally dispersed and cover a large spectrum of industries.

(iv) *Liquidity risk*

In liquidity risk management, the Group maintains an adequate level of cash, cash equivalents and committed credit facilities to support its businesses and mitigate the effects of cash flow fluctuations.

(v) *Bunker fuel price risk*

The Group's earnings are affected by changes in bunker fuel prices. To manage bunker fuel price risk, the Group uses bunker swap contracts and buys bunker call options.

(vi) *Counterparty risk*

To manage counterparty risk associated with its currency, interest rate and bunker fuel price risk management programs, the Group selects counterparties based on their credit ratings and limits its exposure to any individual counterparty. Such counterparty exposures are regularly reviewed, and adjusted as necessary. This mitigates the risk of material loss arising in the event of non-performance by counterparties.

35. Related Party Transactions

(a) Sale and Purchase of Goods and Services

In addition to the related party information disclosed elsewhere in the financial statements, the following significant transactions between the Group and related parties, consisting of fellow subsidiaries of the ultimate holding company or associated companies of the Group, took place during the financial year at terms agreed between the parties:

	Group	
	2006 US$'000	2005 US$'000
Purchases of services from fellow subsidiaries of the ultimate holding company	131,144	111,777
Services rendered to fellow subsidiaries of the ultimate holding company	(2,751)	(2,197)
Interest income received/receivable from associated companies	(2,412)	(1,995)
Guarantee fee income from associated companies	(33)	(199)

(b) Share Options Granted to Directors

The aggregate number of share options granted to the Directors of the Company during the financial year was 1,288,000 (2005: Nil). The share options were given on the same terms and conditions as those offered to other employees of the Company except for share options granted to Non-Executive Directors, which have exercise periods of five years (Note 31). For share options granted to Non-Executive Directors from 1 January 2004 and thereafter, a moratorium on the disposal of shares arising from the exercise of the share options is applicable during their term of service as a member of the Board of Directors of the Company, until six months after their term of office has been completed, and/or six months after resignation or retirement. The outstanding number of share options granted to the Directors of the Company at the end of the financial year was 983,000 (2005: 1,057,000).

(c) Key Management Personnel

(i) Loans to key management personnel

Loans given under the Group's approved housing, car and renovation loans scheme to key management personnel are as follows:

	Group	
	2006 US$'000	2005 US$'000
Housing, car and renovation loans receivable (non-current)	51	63

The housing, car and renovation loans receivable are included in non-current assets as loans receivable (Note 21). The effective interest rate of the loans given to key management personnel is 4.25% (2005: 4.25%) per annum at balance sheet date.

(ii) Key management personnel remuneration

The remuneration of the key management personnel includes base salary, performance bonus, share options, performance shares, replacement rights, benefits (including gratuities and allowances) and Directors' fees.

The total remuneration of key management personnel disclosed under this note is computed based on the cost incurred by the Group whereas the remuneration information disclosed under the 'Remuneration Bands for the Directors of the Company' and 'Remuneration Bands for the Top Five Key Management Staff who are not also Directors of the Company' is derived based on the assumptions specified in the Corporate Governance report.

Key management personnel remuneration is as follows:

	Group	
	2006 US$'000	**2005 US$'000**
Salaries, other short-term employee benefits and Directors' fees	10,092	9,342
Post-employment benefit plans	2,109	653
Termination benefits	292	–
Share-based compensation	3,514	5,882
	16,007	15,877

Included in the above is total compensation to Directors of the Company amounting to US$3.2 million (2005: US$4.8 million).

Notes:

(a) Key management personnel for 2006 and 2005 include:
- Executive Director: David Lim Tik En (Group President and Chief Executive Officer - resigned as a Director and as an executive in October 2006).
- Non-Executive Directors: Cheng Wai Keung, Friedbert Malt, Ang Kong Hua,Yasumasa Mizushima, James Connal Scotland Rankin, Robert Holland, Jr, Christopher Lau Loke Sam, Timothy Charles Harris, Peter Wagner and Willie Cheng Jue Hiang (retired in April 2006).
- Corporate: Cedric Foo (Group Deputy President and Chief Financial Officer), Patricia Leung (Group Chief Financial Officer – resigned in December 2006) and Cindy Stoddard (Group Chief Information Officer – resigned in April 2006).
- Business Units: Ronald Widdows (Chief Executive Officer, APL Liner) and Brian Lutt (President, APL Logistics).
- Regional Heads: David Appleton (President, Europe), John Bowe (President, Americas), Kenneth Glenn (President, South Asia), Jim McAdam (President, Asia/Middle East) and Koay Peng Yen (President, Greater China – resigned in August 2006).

(b) Included in 2006, but not in 2005, are the remuneration for:
- Executive Director: Thomas Held, (Group President and Chief Executive Officer – appointed in November 2006).
- Non-Executive Directors: Bobby Chin Yoke Choong (appointed in December 2006), Simon Claude Israel (appointed in December 2006) and Tan Pheng Hock (appointed in December 2006).
- Corporate: Wu Choy Peng (Group Chief Information Officer – appointed in July 2006) and Kuok Lay Hoon (Group Chief Human Resources Officer – resigned in December 2006).
- Regional Head: Daniel Ryan (President, Greater China – appointed in August 2006).

(c) Included in 2005, but not in 2006, are the remuneration for:
- Executive Director: Lim How Teck (Group Chief Financial Officer – retired as a Director in April 2005 and retired as an executive in June 2005).
- Corporate: Gordon Simpson (Group Chief Human Resources Officer – resigned in October 2005).
- Business Unit: Hans Hickler (Chief Executive Officer, APL Logistics – resigned in May 2005).

(d) Tax equalisation costs are derived based on cost incurred by the Group during the financial year.

36. Financial Information by Industry and Geographical Segments

Primary Segment Reporting By Business Segments

The principal activities of the Group include those relating to:

1. Liner – Global container transportation operations. It offers container shipping services in major trade lanes such as Transpacific, Intra-Asia, Transatlantic, Latin America and Asia-Europe.
2. Logistics – Global logistics provider with a comprehensive network of facilities and services to support the global supply chain management needs of customers. The range of services include consolidation, warehousing, global freight management (ocean, air, truck and rail), domestic distribution networks, international deconsolidation and information technologies that provide timely and accurate information to effectively manage supply chain activities.

The terms of inter-segment sales are established by negotiation between the various business units.

Unallocated income statement items represent income tax expense or credit, interest expense and interest income. However, costs are sometimes incurred at the enterprise level on behalf of a segment. Such costs are segment expenses if they relate to the segment's operating activities and they can be directly attributed or allocated to the segment on a reasonable basis.

Segment assets consist primarily of property, plant and equipment, intangible assets, goodwill arising on consolidation, inventories, receivables, operating cash and other investments and exclude fixed and demand deposits and deferred income tax assets. Segment liabilities comprise primarily of operating liabilities and exclude items such as income tax liabilities and borrowings.

Capital expenditure comprises additions to property, plant and equipment and intangible assets, excluding those acquired through business combinations.

Primary Segment Reporting By Business Segments – Financial Year Ended 29 December 2006

	Liner US$'000	Logistics US$'000	Others US$'000	Elimination US$'000	Total US$'000
Revenues					
External sales	5,917,483	1,309,732	36,285	–	7,263,500
Inter-segment sales	29,034	107	99,405	(128,546)	–
Total revenue	5,946,517	1,309,839	135,690	(128,546)	7,263,500
Segment result	316,396	(48,168)	14,048	–	282,276
Interest expense					(37,502)
Interest income					23,794
Share of results of associated companies	–	2,846	(1,206)	–	1,640
Share of results of joint ventures	–	(917)	3,554	–	2,637
Profit before income tax					272,845
Income tax credit					100,390
Net profit for the financial year					373,235
Segment assets	3,069,547	297,603	811,503	(552,091)	3,626,562
Associated companies	–	8,736	–	–	8,736
Joint ventures	–	4,677	12,435	–	17,112
Unallocated assets					618,476
Consolidated total assets					4,270,886
Segment liabilities	1,564,280	251,354	139,641	(552,091)	1,403,184
Unallocated liabilities					725,607
Consolidated total liabilities					2,128,791
Other segment items:					
Capital expenditures					
– property, plant and equipment	160,241	10,423	1,722	–	172,386
– intangible assets	2,321	3,198	14	–	5,533
Depreciation	222,450	8,533	13,763	–	244,746
Amortisation	(539)	2,982	23	–	2,466
Net provision for impairment	15,144	103,724	8,057	–	126,925
Other non-cash expenses	47,062	3,537	6,403	–	57,002

36. Financial Information by Industry and Geographical Segments (continued)

Primary Segment Reporting By Business Segments - Financial Year Ended 30 December 2005

	Liner US$'000	Logistics US$'000	Others US$'000	Elimination US$'000	Total US$'000
Revenues					
External sales	5,940,918	1,289,832	40,310	–	7,271,060
Inter-segment sales	21,314	52	75,782	(97,148)	–
Total revenue	5,962,232	1,289,884	116,092	(97,148)	7,271,060
Segment result	821,872	56,087	(5,290)	–	872,669
Interest expense					(40,002)
Interest income					25,295
Share of results of associated companies	–	2,150	10,778	–	12,928
Share of results of joint ventures	–	380	2,851	–	3,231
Profit before income tax					874,121
Income tax expense					(62,595)
Net profit for the financial year					811,526
Segment assets	3,030,896	432,347	1,834,123	(1,567,276)	3,730,090
Associated companies	20	5,878	–	–	5,898
Joint ventures	–	7,579	9,006	–	16,585
Unallocated assets					1,062,329
Consolidated total assets					4,814,902
Segment liabilities	2,523,099	218,590	104,096	(1,567,276)	1,278,509
Unallocated liabilities					910,485
Consolidated total liabilities					2,188,994
Other segment items:					
Capital expenditures					
– property, plant and equipment	190,345	9,793	3,960	–	204,098
– intangible assets	7,683	3,207	57	–	10,947
Depreciation	221,068	8,537	12,947	–	242,552
Amortisation	1,202	2,817	242	–	4,261
Net provision for impairment	4,493	2,060	6,916	–	13,469
Other non-cash expenses	16,300	6,807	(2,036)	–	21,071

Secondary Segment Reporting By Geographical Segments

In respect of liner activities which covers the world's major shipping lanes, the geographical segment of external sales are reported as follows:

Geographical Segments	Trade Lanes
Asia/Middle East	Intra-Asia
Europe	Asia-Europe Transatlantic
Americas	Transpacific Latin America

In respect of logistics activities, the geographical segments of external sales are reported based on the country where the services were significantly performed.

In respect of other activities, the geographical segments of external sales are reported based on the country of domicile of customers.

The Directors of the Company consider that the nature of the Group's business precludes a meaningful allocation of vessels, drydocking costs and containers to specific geographical segments as defined under FRS 14 "Segment Reporting". These vessels, together with the related drydocking costs, and containers are primarily utilised across geographic markets for shipment of cargoes throughout the world. This is in line with the industry practice.

36. Financial Information by Industry and Geographical Segments (continued)

Secondary Segment Reporting By Geographical Segments (continued)

	Sales		Total Assets	
	2006 US$'000	2005 US$'000	2006 US$'000	2005 US$'000
Asia/Middle East	1,471,889	1,472,126	1,181,949	1,663,288
Europe	1,563,272	1,588,826	223,646	208,056
Americas	4,228,339	4,210,108	1,028,688	1,007,657
Subtotal	7,263,500	7,271,060	2,434,283	2,879,001
Vessels	–	–	1,385,651	1,491,191
Containers[46]	–	–	396,796	407,576
Drydocking costs[46]	–	–	54,156	37,134
Total	7,263,500	7,271,060	4,270,886	4,814,902

	Capital Expenditure – Fixed Assets[47]		Capital Expenditure – Intangible Assets	
	2006 US$'000	2005 US$'000	2006 US$'000	2005 US$'000
Asia/Middle East	18,591	17,541	40	7,338
Europe	752	978	14	–
Americas	56,434	33,938	5,479	3,609
Subtotal	75,777	52,457	5,533	10,947
Vessels	5,341	3,940	–	–
Containers[46]	52,646	119,301	–	–
Drydocking costs[46]	38,622	28,400	–	–
Total	172,386	204,098	5,533	10,947

[46] Containers and drydocking costs are included in the plant & machinery and operating equipment category under property, plant and equipment.

[47] The capital expenditure incurred on IT equipment and software for 2006 was US$11 million (2005: US$23 million).

37. New Accounting Standards and FRS Interpretations

Certain new standards, amendments and interpretations to existing standards have been published and they are mandatory for the Group's accounting periods beginning on or after 1 January 2007 or later periods which the Group has not early adopted. The Group's assessment of the impact of adopting those standards, amendments and interpretations that are relevant to the Group is set out below:

FRS 107, Financial Instruments: Disclosures
A complementary Amendment to FRS 1, Presentation of Financial Statements – Capital Disclosures

The Group has adopted FRS 107 on 1 January 2007, which is the effective date of the Standard. FRS 107 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including minimum disclosures about credit risk, liquidity risk and market risk (including sensitivity analysis to market risk). It replaces the disclosure requirements in FRS 32 Financial Instruments: Disclosure and Presentation.

The amendment to FRS 1 introduces disclosures about the level of an entity's capital and how it manages capital.

The Group has assessed the impact of FRS 107 and the amendment to FRS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment to FRS 1.

38. Authorisation of Financial Statements

These financial statements were authorised for issue in accordance with a resolution of the Directors on 27 February 2007.

39. Listing Of Significant Subsidiaries

Details of significant subsidiaries of the Group are as follows:

Subsidiaries	Effective group Equity interest 2006 %	Effective group Equity interest 2005 %	Country of incorporation/ Place of operation	Principal activities
Direct Interest:				
APL (Bermuda), Ltd*	100	100	Bermuda	Shipping
APL Logistics Ltd*	100	100	Singapore	Logistics services
Indirect Interest:				
American President Lines, Ltd*	100	100	United States of America	Ocean carrier
APL Co. Pte Ltd*	100	100	Singapore	Shipping
APL Logistics Hong Kong Ltd**	100	100	Hong Kong SAR	Logistics services
APL Logistics Transportation Management Services, Ltd.**	100	100	United States of America	Logistics services
APL Logistics Warehouse Management Services, Inc.**	100	100	United States of America	Logistics services
APL Logistics Warehouse Management Services de Mexico, S.A. de C.V.**	100	100	Mexico	Logistics services
APL Logistics (China) Ltd. **	100	100	China	Logistics services
Vascor, Ltd**	50	50	United States of America	Logistics services

Notes:

* Audited by Ernst & Young, Singapore (2005: PricewaterhouseCoopers, Singapore)

** Audited by Ernst & Young (2005: PricewaterhouseCoopers) firms outside Singapore

In accordance with Rule 716 of the SGX-ST Listing Manual, the Audit Committee and Board of Directors of the Company confirmed that they are satisfied that the appointment of different auditors for its subsidiaries would not compromise the standard and effectiveness of the audit of the Group.

Value Added Statement

For the Financial Year Ended 29 December 2006

	2006 US$'000	2005 US$'000
Revenue	7,263,500	7,271,060
Less: cost of sales and operating expenses	(6,202,722)	(5,709,177)
Value added from business unit operations	1,060,778	1,561,883
Net write-back of deferred tax	119,911	-
Share of results of associated companies	1,640	12,928
Share of results of joint ventures	2,637	3,231
Other gains (net)	59,651	94,529
Value added available for distribution	1,244,617	1,672,571
Distribution:		
To employees in employee benefits	543,520	493,308
To providers of capital on:		
(a) interest on borrowings	37,502	40,002
(b) dividends to our partners in subsidiaries	2,166	1,785
(c) dividends to equity holders	36,752	391,472
(d) capital distribution to equity holders	268,942	-
To government in income and freight taxes	45,614	85,183
Retained for reinvestment and future growth :		
(a) depreciation	244,746	242,552
(b) minority share of profits in subsidiaries	7,326	5,869
(c) retained earnings	58,049	412,400
	1,244,617	1,672,571

	2006 US$	2005 US$
Value added per employee	108,948	149,778
Value added per US$ employment cost	2.29	3.39
Value added per US$ investment in property, plant and equipment (before depreciation)	0.32	0.45
Value added per US$ sales	0.17	0.23

	2006	2005
Additional Information:		
Average number of employees	11,424	11,167
Cost of property, plant and equipment (before depreciation) in US$'000	3,894,923	3,734,422

The Value Added Statement does not form part of the audited financial statements.

Simplified Group Financial Position

As at 29 December 2006

What we owned	2006 US$'000	2005 US$'000
	4,270,886	4,814,902

	2006 US$'000	2006 %
Property, plant and equipment	2,191,479	51.3
Trade receivables	884,935	20.7
Inventories at cost	101,567	2.4
Other assets	1,092,905	25.6

What we owed	2006 US$'000	2005 US$'000
	4,270,886	4,814,902

	2006 US$'000	2006 %
Share capital	822,066	19.2
Treasury shares	(2,482)	-0.1
Reserves	1,289,133	30.2
Borrowings	530,412	12.4
Current liabilities	1,390,950	32.6
Deferred income & other non-current liabilities	240,807	5.7

The Simplified Group Financial Position does not form part of the audited financial statements.

Five Year Group Financial Statistics

	2006 US$'000	2005 US$'000	2004 US$'000	2003 US$'000	2002 US$'000
Income					
Revenue	7,263,500	7,271,060	6,544,756	5,522,583	4,641,818
Profit/(loss) before income tax and minority interest	272,845	874,121	873,814	456,723	(317,810)
Profit/(loss) after income tax and minority interest	363,743	803,872	942,707	428,826	(330,156)
Selected Balance Sheet Data					
Current assets	1,784,681	2,159,544	1,673,736	1,309,093	1,049,674
Investments in associated companies	8,736	5,898	20	44	10,406
Investments in joint ventures	17,112	16,585	18,406	1,503	2,975
Available-for-sale financial assets	323	14,862	5,782	4,507	10,333
Property, plant and equipment	2,191,479	2,259,778	2,318,118	2,299,717	3,169,440
Deferred charges	3,311	1,887	1,407	4,746	8,271
Intangible assets	26,115	27,492	34,471	36,445	58,196
Goodwill arising on consolidation	121,454	221,453	221,453	267,898	291,853
Deferred income tax assets	43,786	34,366	41,825	41,024	32,464
Derivative financial instruments	–	28,851	–	–	–
Other non-current assets	73,889	44,186	53,724	98,760	135,565
Total Assets	4,270,886	4,814,902	4,368,942	4,063,737	4,769,177
Current liabilities	1,390,950	1,372,388	1,055,882	1,075,660	1,067,466
Borrowings	530,412	510,261	745,141	1,147,126	2,550,275
Deferred income	5,478	10,543	15,388	20,784	25,872
Deferred income tax liabilities	17,148	137,509	168,937	256,459	284,747
Provisions and other non-current liabilities	184,803	158,293	189,248	248,440	253,633
Total Liabilities	2,128,791	2,188,994	2,174,596	2,748,469	4,181,993
Net Assets	2,142,095	2,625,908	2,194,346	1,315,268	587,184
Share capital and reserves	2,108,717	2,605,073	2,179,665	1,304,068	556,053
Minority interest	33,378	20,835	14,681	11,200	31,131
	2,142,095	2,625,908	2,194,346	1,315,268	587,184

Dividends (Gross)	2006	2005	2004	2003	2002
Interim dividend (Singapore Cents per share)	4.00[52]	8.00[52]	8.75[49]	–	–
Final dividend (Singapore Cents per share)	4.00[50]	–	14.69[50]	3.85[48]	–
Special dividend (Singapore Cents per share)	–	–	21.69[51]	–	–
Dividend cover (times)	5	11	2	16	n.m.

Selected Ratios	2006	2005	2004	2003	2002
Return on ordinary share capital and reserves					
– after extraordinary items	18%	34%	54%	53%	-46%
Return on total assets					
– after extraordinary items	9%	18%	22%	10%	-7%
Net tangible assets per share (in US$)	1.39	1.66	1.37	0.79	0.27
Current assets to current liabilities	128%	157%	159%	122%	98%
Share capital and reserves to total assets	49%	54%	50%	32%	12%

n.m. = not meaningful

[48] Final taxable dividend

[49] Interim taxable dividend

[50] Final tax exempt (one-tier) dividend

[51] Special tax exempt (one-tier) dividend

[52] Interim tax exempt (one-tier) dividend

The Five Year Group Financial Statistics does not form part of the audited financial statements.

Five Year Group Financial Statistics

REVENUE (US$ BILLION)



8 -
7 -
6 -
5 -
4 -
3 -
2 -
1 -
0 -
2006 7.26
2005 7.27
2004 6.54
2003 5.52
2002 4.64

PROFIT/(LOSS) (US$ MILLION)



1,000 -
800 -
600 -
400 -
200 -
0 -
-200 -
-400 -
Profit/(Loss) Before Income Tax & Minority Interest
Profit/(Loss) After Income Tax & Minority Interest
2006 272.8 363.7
2005 874.1 803.9
2004 873.8 942.7
2003 456.7 428.8
2002 (317.8) (330.2)

TOTAL ASSETS (US$ MILLION)



5,000 -
4,000 -
3,000 -
2,000 -
1,000 -
0 -
2006 4,271
2005 4,815
2004 4,369
2003 4,064
2002 4,769

SHARE CAPITAL & RESERVES (US$ MILLION)



3,000 -
2,500 -
2,000 -
1,500 -
1,000 -
500 -
0 -
2006 2,108.7
2005 2,605.1
2004 2,179.7
2003 1,304.1
2002 556.1

GROSS DEBT TO EQUITY RATIO (TIMES)



6 -
4 -
2 -
0 -
2006 0.31
2005 0.27
2004 0.36
2003 0.95
2002 4.79

COST OF DEBT (%)
(INTEREST EXPENSE/AVERAGE BORROWINGS X 100%)



10 -
8 -
6 -
4 -
2 -
0 -
2006 6.5
2005 5.4
2004 8.5
2003 5.7
2002 4.8

The Five Year Group Financial Statistics does not form part of the audited financial statements.

BASIC EARNINGS/(LOSSES) PER SHARE (USc)


80
70
60
50
40
30
20
10
0
-10
-20
-30
2006 25.00
2005 55.35
2004 65.47
2003 35.42
2002 (28.07)

NET TANGIBLE ASSETS PER SHARE (US$)


1.80
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0
2006 1.39
2005 1.66
2004 1.37
2003 0.79
2002 0.27

PRICE/EARNINGS RATIO (TIMES)


8
7
6
5
4
3
2
1
0
2006 5.4
2005 3.7
2004 2.2
2003 2.5
2002 n.m

n.m. = not meaningful due to loss

NOL SHARE PRICE (S$)


4.5
4
3.5
3
2.5
2
1.5
1
0.5
0
Year High (closing)
Year Low (closing)
Year Average (closing)
2006 3.46 1.52 2.16
2005 4.20 2.84 3.42
2004 3.14 1.90 2.49
2003 2.44 0.85 1.53
2002 1.29 0.60 0.95

NOL MONTH-END SHARE PRICE (S$)


4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Jan'02 Feb Mar Apr May June July Aug Sep Oct Nov Dec
Jan'03 Feb Mar Apr May June July Aug Sep Oct Nov Dec
Jan'04 Feb Mar Apr May June July Aug Sep Oct Nov Dec
Jan'05 Feb Mar Apr May June July Aug Sep Oct Nov Dec
Jan'06 Feb Mar Apr May June July Aug Sep Oct Nov Dec

The Five Year Group Financial Statistics does not form part of the audited financial statements.

2 April 2007

This Appendix 1 is circulated to Shareholders of Neptune Orient Lines Limited (the "**Company**") together with the Company's 2006 Annual Report. Its purpose is to provide Shareholders with information on, and to explain the rationale for, the proposed renewal of the Share Purchase Mandate to be tabled at the Annual General Meeting to be held on 18 April 2007 at 11.00 a.m. at 456 Alexandra Road, #04-00 (Lecture Theatre), NOL Building, Singapore 119962.

If you are in any doubt as to the action that you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional advisers immediately.

The Notice of Annual General Meeting and a Proxy Form are enclosed with the 2006 Annual Report.

The Singapore Exchange Securities Trading Limited assumes no responsibility for the correctness of any of the statements made, reports contained or opinions expressed in this Appendix 1.

NOL

NEPTUNE ORIENT LINES LIMITED

(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

APPENDIX 1 IN RELATION TO

THE PROPOSED RENEWAL OF THE SHARE PURCHASE MANDATE

For the purposes of this Appendix 1, the following definitions apply throughout unless otherwise stated:

"AGM"	:	The Annual General Meeting of the Company to be held on 18 April 2007.
"CDP"	:	The Central Depository (Pte) Limited.
"2006 Circular"	:	The Company's Circular to Shareholders dated 28 March 2006.
"Companies Act"	:	The Companies Act, Chapter 50 of Singapore.
"Company"	:	Neptune Orient Lines Limited.
"Directors"	:	The directors of the Company for the time being.
"2006 EGM"	:	The extraordinary general meeting of the Company held on 19 April 2006.
"EPS"	:	Earnings per Share.
"Group"	:	The Company and its subsidiaries.
"Latest Practicable Date"	:	The latest practicable date prior to the printing of this Appendix 1, being 9 March 2007.
"Listing Manual"	:	The listing manual of the SGX-ST, including any amendments made thereto up to the Latest Practicable Date.
"Market Day"	:	A day on which the SGX-ST is open for trading in securities.
"NAV"	:	Net asset value.
"Securities Accounts"	:	Securities accounts maintained by Depositors with CDP, but not including securities sub-accounts maintained with a Depository Agent.
"SGX-ST"	:	Singapore Exchange Securities Trading Limited.
"Share Purchase Mandate"	:	The mandate to enable the Company to purchase or otherwise acquire its issued Shares.
"Shareholders"	:	Registered holders of Shares except that where the registered holder is CDP, the term "Shareholders" shall, in relation to such Shares and where the context admits, mean the Depositors whose Securities Accounts are credited with Shares.
"Shares"	:	Ordinary shares in the capital of the Company.
"Take-over Code"	:	The Singapore Code on Take-overs and Mergers.
"Temasek"	:	Temasek Holdings (Private) Limited.
"**S$**", "**$**" and "**cents**"	:	Singapore dollars and cents, respectively.
"US$"	:	United States of America dollars.
"**%**" or "**per cent.**"	:	Per centum or percentage.

The terms "**Depositor**", "**Depository Agent**" and "**Depository Register**" shall have the meanings ascribed to them respectively in Section 130A of the Companies Act.

Words importing the singular shall, where applicable, include the plural and *vice versa*. Words importing the masculine gender shall, where applicable, include the feminine and neuter genders. References to persons shall include corporations.

Any reference in this Appendix 1 to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act or any statutory modification thereof and not otherwise defined in this Appendix 1 shall have the same meaning assigned to it under the Companies Act or any statutory modification thereof, as the case may be.

The headings in this Appendix 1 are inserted for convenience only and shall be ignored in construing this Appendix 1.

Any reference to a time of day in this Appendix 1 is made by reference to Singapore time unless otherwise stated.

Any discrepancies in the tables in this Appendix 1 between the listed amounts and the totals thereof are due to rounding.

NEPTUNE ORIENT LINES LIMITED

(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

1. Introduction

1.1 Shareholders had approved the renewal of the Share Purchase Mandate at the 2006 EGM. The authority and limitations placed on the Share Purchase Mandate were set out in the 2006 Circular and Ordinary Resolution 2 set out in the Notice of the 2006 EGM.

The Share Purchase Mandate was expressed to take effect on the date of the passing of Ordinary Resolution 2 at the 2006 EGM and will expire on the date of the forthcoming AGM to be held on 18 April 2007. Accordingly, Shareholders' approval is being sought for the renewal of the Share Purchase Mandate at the AGM.

1.2 The purpose of this Appendix 1, to be circulated to Shareholders together with the Company's 2006 Annual Report, is to provide Shareholders with information on, and to explain the rationale for, the proposed renewal of the Share Purchase Mandate to be tabled at the AGM.

2. The Proposed Renewal of the Share Purchase Mandate

2.1 The rationale for the Company to undertake the purchase or acquisition of its Shares, as previously stated in the 2006 Circular, is as follows:

(a) Share purchases give the Company a relatively convenient, expedient and cost-efficient mechanism to facilitate the return of funds which are surplus to its requirements.

(b) Share purchase is one of the ways in which the return on equity of the Company may be enhanced.

(c) The flexibility provided by the Share Purchase Mandate allows the Directors to better manage the Company's capital structure, dividend payout and cash reserves.

The purchase of Shares may, depending on market conditions and funding arrangements at the time, lead to an enhancement of EPS and/or NAV per Share, and will only be made when the Directors believe that such purchases would benefit the Company and increase economic value for Shareholders. No purchase of Shares will be made in circumstances which may or would have a material adverse effect on the liquidity and capital of the Company and the Group.

2.2 The authority and limitations placed on the Share Purchase Mandate, if renewed at the AGM, are the same as were previously approved by Shareholders at the 2006 EGM, and are summarised below:

2.2.1 ***Maximum Number of Shares***

The total number of Shares which may be purchased or acquired by the Company pursuant to the Share Purchase Mandate is limited to that number of Shares representing not more than 10% of the total number of issued Shares of the Company as at the date of the AGM. Any of the Shares which are held as treasury shares will be disregarded for purposes of computing the 10% limit.

Based on the number of issued and paid-up Shares as at the Latest Practicable Date and assuming no further Shares are issued, and no Shares are held by the Company as treasury shares, on or prior to the AGM, the purchase by the Company of up to the maximum limit of 10% of its issued Shares will result in the purchase or acquisition of 145,948,475 Shares.

2.2.2 ***Duration of Authority***

Purchases or acquisitions of Shares may be made, at any time and from time to time, on and from the date of the AGM at which the renewal of the Share Purchase Mandate is approved, up to:

(a) the date on which the next Annual General Meeting of the Company is held or required by law to be held; or

(b) the date on which the authority conferred by the Share Purchase Mandate is revoked or varied,

whichever is the earlier.

2.2.3 ***Manner of Purchases or Acquisitions of Shares***

Purchases or acquisitions of Shares may be made by way of:

(a) on-market purchases ("**Market Purchases**") transacted on the SGX-ST; and/or

(b) off-market purchases ("**Off-Market Purchases**") effected pursuant to an equal access scheme.

The Directors may impose such terms and conditions which are not inconsistent with the Share Purchase Mandate, the Listing Manual and the Companies Act as they consider fit in the interests of the Company in connection with or in relation to any equal access scheme or schemes.

An Off-Market Purchase must, however, satisfy all the following conditions:

(i) offers for the purchase or acquisition of Shares shall be made to every person who holds Shares to purchase or acquire the same percentage of their Shares;

(ii) all of those persons shall be given a reasonable opportunity to accept the offers made; and

(iii) the terms of all the offers shall be the same, except that there shall be disregarded (1) differences in consideration attributable to the fact that offers may relate to Shares with different accrued dividend entitlements and (2) differences in the offers introduced solely to ensure that each person is left with a whole number of Shares.

If the Company wishes to make an Off-Market Purchase in accordance with an equal access scheme, it will issue an offer document containing at least the following information:

(1) terms and conditions of the offer;

(2) period and procedures for acceptances; and

(3) information required under Rules 883(2), (3), (4) and (5) of the Listing Manual.

2.2.4 ***Purchase Price***

The purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) to be paid for a Share will be determined by the Directors. The purchase price to be paid for the Shares must not exceed:

(a) in the case of a Market Purchase, 105% of the Average Closing Price of the Shares; and

(b) in the case of an Off-Market Purchase, 110% of the Average Closing Price of the Shares,

in either case, excluding related expenses of the purchase or acquisition.

For the above purposes:

"**Average Closing Price**" means the average of the closing market prices of the Shares over the last five Market Days on which transactions in the Shares were recorded on the SGX-ST preceding the date of the relevant Market Purchase or, as the case may be, the date of the making of the offer pursuant to an Off-Market Purchase and deemed to be adjusted in accordance with the Listing Manual for any corporate action that occurs after the relevant five-day period; and

"**date of the making of the offer**" means the date on which the Company announces its intention to make an offer for an Off-Market Purchase, stating the purchase price (which shall not be more than the maximum price) for each Share and the relevant terms of the equal access scheme for effecting the Off-Market Purchase.

2.3 Shares purchased or acquired by the Company are deemed cancelled immediately on purchase or acquisition (and all rights and privileges attached to the Shares will expire on such cancellation) unless such Shares are held by the Company as treasury shares. The total number of issued Shares will be diminished by the number of Shares purchased or acquired by the Company and which are not held as treasury shares.

2.4 Under the Companies Act, Shares purchased or acquired by the Company may be held or dealt with as treasury shares. Some of the provisions on treasury shares under the Companies Act are summarised below:

2.4.1 ***Maximum Holdings***

The number of Shares held as treasury shares cannot at any time exceed 10% of the total number of issued Shares.

2.4.2 ***Voting and Other Rights***

The Company cannot exercise any right in respect of treasury shares. In particular, the Company cannot exercise any right to attend or vote at meetings and for the purposes of the Companies Act, the Company shall be treated as having no right to vote and the treasury shares shall be treated as having no voting rights.

In addition, no dividend may be paid, and no other distribution of the Company's assets may be made, to the Company in respect of treasury shares. However, the allotment of shares as fully paid bonus shares in respect of treasury shares is allowed. A subdivision or consolidation of any treasury share into treasury shares of a smaller amount is also allowed so long as the total value of the treasury shares after the subdivision or consolidation is the same as before.

2.4.3 ***Disposal and Cancellation***

Where Shares are held as treasury shares, the Company may at any time:

(a) sell the treasury shares for cash;

(b) transfer the treasury shares for the purposes of or pursuant to an employees' share scheme;

(c) transfer the treasury shares as consideration for the acquisition of shares in or assets of another company or assets of a person;

(d) cancel the treasury shares; or

(e) sell, transfer or otherwise use the treasury shares for such other purposes as may be prescribed by the Minister for Finance.

2.5 Under the Companies Act, the Company may purchase or acquire its Shares out of its distributable profits, as well as out of capital.

The Company will use internal resources or external borrowings or a combination of both to fund purchases of Shares pursuant to the Share Purchase Mandate. In purchasing or acquiring Shares pursuant to the Share Purchase Mandate, the Directors will, principally, consider the availability of internal resources. In addition, the Directors will also consider the availability of external financing. However, in considering the option of external financing, the Directors will consider particularly the prevailing gearing level of the Group. The Directors will only make purchases or acquisitions pursuant to the Share Purchase Mandate in circumstances which they believe will not result in any material adverse effect to the financial position of the Company or the Group.

2.6 The financial effects on the Group arising from purchases or acquisitions of Shares which may be made pursuant to the Share Purchase Mandate will depend on, *inter alia,* whether the Shares are purchased or acquired out of profits and/or capital of the Company, the number of Shares purchased or acquired and the price paid for such Shares and whether the Shares purchased or acquired are held in treasury and/or cancelled. The financial effects on the Group, based on the audited financial statements of the Group for the financial year ended 29 December 2006, are based on the assumptions set out below.

2.6.1 ***Purchase or Acquisition out of Profits and/or Capital***

Under the Companies Act, purchases or acquisitions of Shares by the Company may be made out of the Company's profits and/or capital.

Where the consideration paid by the Company for the purchase or acquisition of Shares is made out of profits, such consideration (excluding brokerage, commission, applicable goods and services tax and other related expenses) will correspondingly reduce the amount available for the distribution of cash dividends by the Company.

Where the consideration paid by the Company for the purchase or acquisition of Shares is made out of capital, the amount available for the distribution of cash dividends by the Company will not be reduced, but the capital will be reduced.

2.6.2 ***Number of Shares Acquired or Purchased***

Based on the number of issued and paid-up Shares as at the Latest Practicable Date and assuming no further Shares are issued, and no Shares are held by the Company as treasury shares, on or prior to the AGM, the purchase by the Company of up to the maximum limit of 10% of its issued Shares will result in the purchase or acquisition of 145,948,475 Shares.

2.6.3 ***Maximum Price Paid for Shares Acquired or Purchased***

In the case of Market Purchases by the Company and assuming that the Company purchases or acquires 145,948,475 Shares at the maximum price of S$3.21 for one Share (being the price equivalent to 5% above the Average Closing Price of the Shares for the five consecutive Market Days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of 145,948,475 Shares is US$306,837,348[1].

In the case of Off-Market Purchases by the Company and assuming that the Company purchases or acquires 145,948,475 Shares at the maximum price of S$3.36 for one Share (being the price equivalent to 10% above the Average Closing Price of the Shares for the five consecutive Market Days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of 145,948,475 Shares is US$321,175,542[1] .

2.6.4 ***Illustrative Financial Effects***

The financial effects on the Group arising from purchases or acquisitions of Shares which may be made pursuant to the proposed Share Purchase Mandate will depend on, *inter alia*, whether the purchase or acquisition is made out of profits and/or capital, the aggregate number of Shares purchased or acquired and the consideration paid at the relevant time and whether the Shares purchased or acquired are cancelled or held in treasury.

For illustrative purposes only and on the basis of the assumptions set out in paragraphs 2.6.2 and 2.6.3 above, the financial effects on the audited financial statements of the Group for the financial year ended 29 December 2006 are set out below and assuming the following:

(a) the purchase or acquisition of 145,948,475 Shares by the Company pursuant to the Share Purchase Mandate by way of Market Purchases made entirely out of profits and/or capital and cancelled or held in treasury; and

(b) the purchase or acquisition of 145,948,475 Shares by the Company pursuant to the Share Purchase Mandate by way of Off-Market Purchases made entirely out of profits and/or capital and cancelled or held in treasury.

[1] Exchange rate used for conversion from S$ to US$ is 1.52685.

Scenario 1(A)

Market Purchases made entirely out of profits and cancelled

	Group	
	Before Share Purchase US$'000	**After Share Purchase US$'000**
As at 29 December 2006		
Share Capital	822,066	822,066
Retained Earnings	1,280,755	973,918
Share-Based Compensation Reserve	21,423	21,423
Other Reserves	(13,045)	(13,045)
	2,111,199	1,804,362
Treasury Shares Held by Trust	(2,482)	(2,482)
Shareholders' Funds	2,108,717	1,801,880
Current Assets	1,784,681	1,477,844
Current Liabilities	1,390,950	1,390,950
Total Borrowings	672,095	672,095
Cash and Cash Equivalents	694,313	387,476
Number of Shares ('000)	1,456,481	1,310,532
Financial Ratios		
Basic EPS (US$)	0.25	0.28
NAV per Share (US$)	1.45	1.37
Net Gearing[1] (times)	(0.01)	0.16
Current Ratio (times)	1.28	1.06

Note:

(1) For the purposes of the above calculation, "Net Gearing" means the ratio of total borrowings less cash and cash equivalents to the shareholders' funds (including minority interest).

Scenario 1(B)

Market Purchases made entirely out of profits and held in treasury

	Group	
	Before Share Purchase US$'000	**After Share Purchase US$'000**
As at 29 December 2006		
Share Capital	822,066	822,066
Retained Earnings	1,280,755	1,280,755
Treasury Shares Held / Purchased by the Company	–	(306,837)
	1,280,755	973,918
Share-Based Compensation Reserve	21,423	21,423
Other Reserves	(13,045)	(13,045)
	2,111,199	1,804,362
Treasury Shares Held by Trust	(2,482)	(2,482)
Shareholders' Funds	2,108,717	1,801,880
Current Assets	1,784,681	1,477,844
Current Liabilities	1,390,950	1,390,950
Total Borrowings	672,095	672,095
Cash and Cash Equivalents	694,313	387,476
Number of Shares ('000)	1,456,481	1,310,532
Financial Ratios		
Basic EPS (US$)	0.25	0.28
NAV per Share (US$)	1.45	1.37
Net Gearing[(1)] (times)	(0.01)	0.16
Current Ratio (times)	1.28	1.06

Note:

(1) For the purposes of the above calculation, "Net Gearing" means the ratio of total borrowings less cash and cash equivalents to the shareholders' funds (including minority interest).

__Scenario 1(C)__

Market Purchases made entirely out of capital and cancelled

	Group	
	Before Share Purchase US$'000	**After Share Purchase US$'000**
__As at 29 December 2006__		
Share Capital	822,066	515,229
Retained Earnings	1,280,755	1,280,755
Share-Based Compensation Reserve	21,423	21,423
Other Reserves	(13,045)	(13,045)
	2,111,199	1,804,362
Treasury Shares Held by Trust	(2,482)	(2,482)
Shareholders' Funds	2,108,717	1,801,880
Current Assets	1,784,681	1,477,844
Current Liabilities	1,390,950	1,390,950
Total Borrowings	672,095	672,095
Cash and Cash Equivalents	694,313	387,476
Number of Shares ('000)	1,456,481	1,310,532
__Financial Ratios__		
Basic EPS (US$)	0.25	0.28
NAV per Share (US$)	1.45	1.37
Net Gearing[1] (times)	(0.01)	0.16
Current Ratio (times)	1.28	1.06

Note:

(1) For the purposes of the above calculation, "Net Gearing" means the ratio of total borrowings less cash and cash equivalents to the shareholders' funds (including minority interest).

Scenario 1(D)

Market Purchases made entirely out of capital and held in treasury

	Group	
	Before Share Purchase US$'000	**After Share Purchase US$'000**
As at 29 December 2006		
Share Capital	822,066	822,066
Treasury Shares Held / Purchased by the Company	–	(306,837)
	822,066	515,229
Retained Earnings	1,280,755	1,280,755
Share-Based Compensation Reserve	21,423	21,423
Other Reserves	(13,045)	(13,045)
	2,111,199	1,804,362
Treasury Shares Held by Trust	(2,482)	(2,482)
Shareholders' Funds	2,108,717	1,801,880
Current Assets	1,784,681	1,477,844
Current Liabilities	1,390,950	1,390,950
Total Borrowings	672,095	672,095
Cash and Cash Equivalents	694,313	387,476
Number of Shares ('000)	1,456,481	1,310,532
Financial Ratios		
Basic EPS (US$)	0.25	0.28
NAV per Share (US$)	1.45	1.37
Net Gearing[1] (times)	(0.01)	0.16
Current Ratio (times)	1.28	1.06

Note:

(1) For the purposes of the above calculation, "Net Gearing" means the ratio of total borrowings less cash and cash equivalents to the shareholders' funds (including minority interest).

Scenario 2(A)

Off-Market Purchases made entirely out of profits and cancelled

	Group	
	Before Share Purchase US$'000	**After Share Purchase US$'000**
As at 29 December 2006		
Share Capital	822,066	822,066
Retained Earnings	1,280,755	959,579
Share-Based Compensation Reserve	21,423	21,423
Other Reserves	(13,045)	(13,045)
	2,111,199	1,790,023
Treasury Shares Held by Trust	(2,482)	(2,482)
Shareholders' Funds	2,108,717	1,787,541
Current Assets	1,784,681	1,463,505
Current Liabilities	1,390,950	1,390,950
Total Borrowings	672,095	672,095
Cash and Cash Equivalents	694,313	373,137
Number of Shares ('000)	1,456,481	1,310,532
Financial Ratios		
Basic EPS (US$)	0.25	0.28
NAV per Share (US$)	1.45	1.36
Net Gearing[1] (times)	(0.01)	0.16
Current Ratio (times)	1.28	1.05

Note:

[1] For the purposes of the above calculation, "Net Gearing" means the ratio of total borrowings less cash and cash equivalents to the shareholders' funds (including minority interest).

__Scenario 2(B)__

Off-Market Purchases made entirely out of profits and held in treasury

	Group	
	Before Share Purchase US$'000	After Share Purchase US$'000
__As at 29 December 2006__		
Share Capital	822,066	822,066
Retained Earnings	1,280,755	1,280,755
Treasury Shares Held / Purchased by the Company	–	(321,176)
	1,280,755	959,579
Share-Based Compensation Reserve	21,423	21,423
Other Reserves	(13,045)	(13,045)
	2,111,199	1,790,023
Treasury Shares Held by Trust	(2,482)	(2,482)
Shareholders' Funds	2,108,717	1,787,541
Current Assets	1,784,681	1,463,505
Current Liabilities	1,390,950	1,390,950
Total Borrowings	672,095	672,095
Cash and Cash Equivalents	694,313	373,137
Number of Shares ('000)	1,456,481	1,310,532
__Financial Ratios__		
Basic EPS (US$)	0.25	0.28
NAV per Share (US$)	1.45	1.36
Net Gearing[1] (times)	(0.01)	0.16
Current Ratio (times)	1.28	1.05

Note:

(1) For the purposes of the above calculation, "Net Gearing" means the ratio of total borrowings less cash and cash equivalents to the shareholders' funds (including minority interest).

Scenario 2(C)

Off-Market Purchases made entirely out of capital and cancelled

	Group	
	Before Share Purchase US$'000	**After Share Purchase US$'000**
As at 29 December 2006		
Share Capital	822,066	500,890
Retained Earnings	1,280,755	1,280,755
Share-Based Compensation Reserve	21,423	21,423
Other Reserves	(13,045)	(13,045)
	2,111,199	1,790,023
Treasury Shares Held by Trust	(2,482)	(2,482)
Shareholders' Funds	2,108,717	1,787,541
Current Assets	1,784,681	1,463,505
Current Liabilities	1,390,950	1,390,950
Total Borrowings	672,095	672,095
Cash and Cash Equivalents	694,313	373,137
Number of Shares ('000)	1,456,481	1,310,532
Financial Ratios		
Basic EPS (US$)	0.25	0.28
NAV per Share (US$)	1.45	1.36
Net Gearing[1] (times)	(0.01)	0.16
Current Ratio (times)	1.28	1.05

Note:

[1] For the purposes of the above calculation, "Net Gearing" means the ratio of total borrowings less cash and cash equivalents to the shareholders' funds (including minority interest).

Scenario 2(D)

Off-Market Purchases made entirely out of capital and held in treasury

	Group	
	Before Share Purchase US$'000	**After Share Purchase US$'000**
As at 29 December 2006		
Share Capital	822,066	822,066
Treasury Shares Held / Purchased by the Company	–	(321,176)
	822,066	500,890
Retained Earnings	1,280,755	1,280,755
Share-Based Compensation Reserve	21,423	21,423
Other Reserves	(13,045)	(13,045)
	2,111,199	1,790,023
Treasury Shares Held by Trust	(2,482)	(2,482)
Shareholders' Funds	2,108,717	1,787,541
Current Assets	1,784,681	1,463,505
Current Liabilities	1,390,950	1,390,950
Total Borrowings	672,095	672,095
Cash and Cash Equivalents	694,313	373,137
Number of Shares ('000)	1,456,481	1,310,532
Financial Ratios		
Basic EPS (US$)	0.25	0.28
NAV per Share (US$)	1.45	1.36
Net Gearing[1] (times)	(0.01)	0.16
Current Ratio (times)	1.28	1.05

Note:

(1) For the purposes of the above calculation, "Net Gearing" means the ratio of total borrowings less cash and cash equivalents to the shareholders' funds (including minority interest).

The financial effects set out above are for illustrative purposes only. Although the Share Purchase Mandate would authorise the Company to purchase or acquire up to 10% of the issued Shares, the Company may not necessarily purchase or acquire or be able to purchase or acquire the entire 10% of the issued Shares. In addition, the Company may cancel all or part of the Shares repurchased or hold all or part of the Shares repurchased in treasury.

2.7 The Listing Manual requires a listed company to ensure that at least 10% of equity securities (excluding preference shares and convertible equity securities) in a class that is listed is at all times held by the public. As at the Latest Practicable Date, Temasek, a substantial Shareholder, has a direct and deemed interest in approximately 68.21% of the issued Shares. As at that date, approximately 31.69% of the issued Shares are held by public Shareholders.

The Company is of the view that there is a sufficient number of Shares in issue held by public Shareholders which would permit the Company to undertake purchases or acquisitions of its Shares through Market Purchases up to the full 10% limit pursuant to the proposed Share Purchase Mandate without affecting the listing status of the Shares on the SGX-ST, causing market illiquidity or affecting orderly trading.

2.8 Appendix 2 of the Take-over Code contains the Share Buy-Back Guidance Note. The take-over implications arising from any purchase or acquisition by the Company of its Shares are set out below:

2.8.1 ***Obligation to Make a Take-over Offer***

If, as a result of any purchase or acquisition by the Company of its Shares, the proportionate interest in the voting capital of the Company of a Shareholder and persons acting in concert with him increases, such increase will be treated as an acquisition for the purposes of Rule 14 of the Take-over Code. Consequently, a Shareholder or a group of Shareholders acting in concert with a Director could obtain or consolidate effective control of the Company and become obliged to make an offer under Rule 14 of the Take-over Code.

2.8.2 ***Persons Acting in Concert***

Under the Take-over Code, persons acting in concert comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), co-operate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company.

Unless the contrary is established, the Take-over Code presumes, *inter alia,* the following individuals and companies to be persons acting in concert with each other:

(a) the following companies:

- (i) a company;
- (ii) the parent company of (i);
- (iii) the subsidiaries of (i);
- (iv) the fellow subsidiaries of (i);
- (v) the associated companies of any of (i), (ii), (iii) or (iv); and
- (vi) companies whose associated companies include any of (i), (ii), (iii), (iv) or (v); and

(b) a company with any of its directors (together with their close relatives, related trusts as well as companies controlled by any of the directors, their close relatives and related trusts).

The circumstances under which Shareholders, including Directors and persons acting in concert with them respectively, will incur an obligation to make a take-over offer under Rule 14 of the Take-over Code after a purchase or acquisition of Shares by the Company are set out in Appendix 2 of the Take-over Code.

2.8.3 ***Effect of Rule 14 and Appendix 2***

In general terms, the effect of Rule 14 and Appendix 2 of the Take-over Code is that, unless exempted, Directors and persons acting in concert with them will incur an obligation to make a take-over offer under Rule 14 of the Take-over Code if, as a result of the Company purchasing or acquiring Shares, the voting rights of such Directors and their concert parties would increase to 30% or more, or in the event that such Directors and their concert parties hold between 30% and 50% of the Company's voting rights, if the voting rights of such Directors and their concert parties would increase by more than 1% in any period of six months.

Under Appendix 2 of the Take-over Code, a Shareholder not acting in concert with the Directors will not be required to make a take-over offer under Rule 14 if, as a result of the Company purchasing or acquiring its Shares, the voting rights of such Shareholder would increase to 30% or more, or, if such Shareholder holds between 30% and 50% of the Company's voting rights, the voting rights of such Shareholder would increase by more than 1% in any period of six months. Such Shareholder need not abstain from voting in respect of the resolution authorising the Share Purchase Mandate.

Based on substantial shareholder notifications received by the Company under Division 4, Part IV of the Companies Act as at the Latest Practicable Date as set out in paragraph 4.2 below, the substantial Shareholder would not become obliged to make a take-over offer for the Company under Rule 14 of the Take-over Code as a result of the purchase by the Company of the maximum limit of 10% of its issued Shares as at the Latest Practicable Date.

Shareholders who are in doubt as to their obligations, if any, to make a mandatory take-over offer under the Take-over Code as a result of any purchase or acquisition of Shares by the Company should consult the Securities Industry Council and/or their professional advisers at the earliest opportunity.

2.9 The Listing Manual specifies that a listed company shall report all purchases or acquisitions of its shares to the SGX-ST not later than 9.00 a.m. (i) in the case of a Market Purchase, on the market day following the day of purchase or acquisition of any of its shares and (ii) in the case of an Off-Market Purchase under an equal access scheme, on the second market day after the close of acceptances of the offer. Such announcement (which must be in the form of Appendix 8.3.1 to the Listing Manual) must include details of the date of the purchase, the total number of shares purchased, the purchase price per share or the highest and lowest prices paid for such shares, as applicable, and the total consideration (including stamp duties and clearing charges) paid or payable for the shares.

2.10 The Company has not undertaken any purchase or acquisition of its Shares pursuant to the Share Purchase Mandate approved by Shareholders at the 2006 EGM.

3. Resolution 14

The full text of Resolution 14, being the Ordinary Resolution relating to the proposed renewal of the Share Purchase Mandate to be proposed at the AGM, is set out below:

"That:

(a) the exercise by the Directors of the Company (the "**Directors**") of all the powers of the Company to purchase or otherwise acquire ordinary shares in the Company ("**Shares**") not exceeding in aggregate the Maximum Limit (as hereinafter defined), at such price or prices as may be determined by the Directors from time to time up to the Maximum Price (as hereinafter defined), whether by way of:

(i) on-market purchases (each an "**On-Market Purchase**") on the Singapore Exchange Securities Trading Limited (the "**SGX-ST**"); and/or

(ii) off-market purchases (each an "**Off-Market Purchase**") effected otherwise than on the SGX-ST in accordance with any equal access scheme(s) as may be determined or formulated by the Directors as they may consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act, Chapter 50 of Singapore,

and otherwise in accordance with all other laws and regulations and rules of the SGX-ST as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally (the "**Share Purchase Mandate**");

(b) the authority conferred on the Directors pursuant to the Share Purchase Mandate may be exercised by the Directors at any time and from time to time during the period commencing from the date of the passing of this Ordinary Resolution and expiring on the earlier of:

(i) the date on which the next Annual General Meeting of the Company is held or required by law to be held; or

(ii) the date on which the authority contained in the Share Purchase Mandate is varied or revoked at a General Meeting;

(c) in this Ordinary Resolution:

"**Average Closing Price**" means the average of the closing market prices of the Shares over the last five market days on which transactions in the Shares were recorded on the SGX-ST preceding the date of the relevant On-Market Purchase, or as the case may be, the date of the making of the offer pursuant to an Off-Market Purchase and deemed to be adjusted in accordance with the Listing Manual of the SGX-ST for any corporate action that occurs after the relevant five-day period;

"**date of the making of the offer**" means the date on which the Company announces its intention to make an offer for the purchase or acquisition of Shares from holders of Shares, stating therein the purchase price (which shall not be more than the Maximum Price) for each Share and the relevant terms of the equal access scheme for effecting the Off-Market Purchase;

"**Maximum Limit**" means that number of issued Shares representing 10 per cent. of the total number of issued Shares as at the date of the passing of this Ordinary Resolution (excluding any Shares which are held as treasury shares as at that date); and

"**Maximum Price**" in relation to a Share to be purchased or acquired, means an amount (excluding brokerage, commission, applicable goods and services tax and other related expenses) not exceeding:

(i) for On-Market Purchases, more than 5 per cent. above the Average Closing Price of the Shares; and

(ii) for Off-Market Purchases, more than 10 per cent. above the Average Closing Price of the Shares; and

(d) the Directors and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider expedient or necessary to give effect to the transactions contemplated and/or authorised by this Ordinary Resolution."

4. Directors' and Substantial Shareholder's Interests

4.1 As at the Latest Practicable Date, the Directors' interests in Shares as recorded in the Register of Directors' Shareholdings are as follows:

Director	Number of Shares				Number of Shares comprised in outstanding Options/Awards
	Direct Interest	%	Deemed Interest	%	
Cheng Wai Keung	1,250,000	0.086	–	–	255,000
Dr Friedbert Malt	40,000	0.003	–	–	127,000
Ang Kong Hua	40,000	0.003	–	–	127,000
Dr Thomas Held	–	–	–	–	–
Yasumasa Mizushima	–	–	–	–	95,000
James Connal Scotland Rankin	60,000	0.004	–	–	95,000
Robert Holland, Jr	77,000	0.005	–	–	95,000
Christopher Lau Loke Sam	–	–	–	–	95,000
Timothy Charles Harris	–	–	–	–	47,000
Peter Wagner	30,000	0.002	–	–	47,000
Bobby Chin Yoke Choong	–	–	16,851[1]	0.001	–
Simon Claude Israel	–	–	–	–	–
Tan Pheng Hock	–	–	–	–	–

Note:

[1] Bobby Chin Yoke Choong is deemed to be interested in the 16,851 Shares held by his spouse.

4.2 As at the Latest Practicable Date, the interests of the substantial Shareholder in Shares as recorded in the Register of Substantial Shareholders are as follows:

Substantial Shareholder	Number of Shares					
	Direct Interest	%	Deemed Interest	%	Total Interest	%
Temasek	383,465,362	26.27	612,043,970[1]	41.94	995,509,332	68.21

Note:

[1] Temasek is deemed to be interested in the 612,043,970 Shares held by its associated companies and subsidiaries.

5. Directors' Recommendations

The Directors are of the opinion that the proposed renewal of the Share Purchase Mandate is in the best interests of the Company. Accordingly, they recommend that Shareholders vote in favour of Resolution 14, being the Ordinary Resolution relating to the proposed renewal of the Share Purchase Mandate to be proposed at the AGM.

6. Action to be Taken by Shareholders

6.1 Shareholders who are unable to attend the AGM and wish to appoint a proxy to attend and vote on their behalf, should complete, sign and return the Proxy Form accompanying the Notice of AGM in accordance with the instructions printed thereon as soon as possible and, in any event, so as to reach the registered office of the Company at 456 Alexandra Road #06-00, NOL Building, Singapore 119962 not later than 48 hours before the time fixed for the AGM. The completion and return of the Proxy Form by a Shareholder will not prevent him from attending and voting in person at the AGM in place of his proxy if he wishes to do so.

6.2 A Depositor shall not be regarded as a Shareholder entitled to attend the AGM and to speak and vote thereat unless his name appears on the Depository Register at least 48 hours before the time fixed for the AGM.

7. Directors' Responsibility Statement

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Appendix 1 and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and the opinions expressed in this Appendix 1 are fair and accurate and that there are no material facts, the omission of which would make any statement in this Appendix 1 misleading.

8. Documents for Inspection

The following documents are available for inspection at the registered office of the Company at 456 Alexandra Road #06-00, NOL Building, Singapore 119962 during normal business hours from the date of this Appendix 1 up to the date of the AGM:

(a) the Annual Report of the Company for the financial year ended 29 December 2006;

(b) the 2006 Circular; and

(c) the Articles of Association of the Company.

This page has been intentionally left blank.

2 April 2007

This Appendix 2 is circulated to Shareholders of Neptune Orient Lines Limited (the "**Company**") together with the Company's 2006 Annual Report. Its purpose is to provide Shareholders with information on, and to explain the rationale for, the proposed renewal of the Shareholders' Mandate for Interested Person Transactions to be tabled at the Annual General Meeting to be held on 18 April 2007 at 11.00 a.m. at 456 Alexandra Road, #04-00 (Lecture Theatre), NOL Building, Singapore 119962.

If you are in any doubt as to the action that you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional advisers immediately.

The Notice of Annual General Meeting and a Proxy Form are enclosed with the 2006 Annual Report.

The Singapore Exchange Securities Trading Limited assumes no responsibility for the correctness of any of the statements made, reports contained or opinions expressed in this Appendix 2.

NOL

NEPTUNE ORIENT LINES LIMITED

(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

APPENDIX 2 IN RELATION TO

THE PROPOSED RENEWAL OF THE SHAREHOLDERS' MANDATE

FOR INTERESTED PERSON TRANSACTIONS

CONTENTS

For the purposes of this Appendix 2, the following definitions apply throughout unless otherwise stated:

"AGM"	:	The Annual General Meeting of the Company to be held on 18 April 2007.
"Annual Report"	:	The annual report of the Company.
"associated company"	:	A company in which at least 20% but not more than 50% of its shares are held by the listed company or group.
"Audit Committee"	:	The audit committee of the Company comprising Independent Directors Christopher Lau Loke Sam (Chairman), Robert Holland, Jr, Peter Wagner and Bobby Chin Yoke Choong.
"CDP"	:	The Central Depository (Pte) Limited.
"Companies Act"	:	The Companies Act, Chapter 50 of Singapore.
"Company" or **"NOL"**	:	Neptune Orient Lines Limited.
"controlling shareholder"	:	A person who: (a) holds directly or indirectly 15% or more of all voting shares in the company; or (b) in fact exercises control over a company.
"Directors"	:	The directors of the Company as at the date of this Appendix 2.
"EAR Group"	:	The Company and its subsidiaries and associated companies which are considered to be "entities at risk" within the meaning of Rule 904(2) of the Listing Manual.
"Interested Person Transactions"	:	The categories of transactions set out in paragraph 7 of this Appendix 2.
"Interested Persons"	:	Persons defined as "interested persons" in Chapter 9 of the Listing Manual and as set out in paragraph 6 of this Appendix 2.
"Latest Practicable Date"	:	The latest practicable date prior to the printing of this Appendix 2, being 9 March 2007.
"Listing Manual"	:	The listing manual of the SGX-ST, including any amendments made thereto up to the Latest Practicable Date.
"Mandate"	:	The mandate for the Company, its subsidiaries and associated companies which are considered to be "entities at risk" to enter into the Interested Person Transactions set out in paragraph 7 of this Appendix 2.
"NOL Board"	:	The NOL Board comprising the Directors of NOL.
"NOL Exco"	:	The Executive Committee of the Company comprising Cheng Wai Keung (Chairman), Dr Friedbert Malt, Ang Kong Hua, Simon Claude Israel and Dr Thomas Held (Group President & Chief Executive Officer).

"NOL Group"	:	The Company and its subsidiaries and associated companies.
"NTA"	:	Net tangible assets.
"Securities Accounts"	:	Securities accounts maintained by Depositors with CDP, but not including securities sub-accounts maintained with a Depository Agent.
"SGX-ST"	:	Singapore Exchange Securities Trading Limited.
"Shares"	:	Ordinary shares in the capital of the Company.
"Shareholders"	:	Registered holders of Shares except that where the registered holder is CDP, the term "Shareholders" shall, in relation to such Shares and where the context admits, mean the Depositors whose Securities Accounts are credited with Shares.
"subsidiary"	:	A company in which more than 50% of its shares are held by the listed company or group.
"Temasek"	:	Temasek Holdings (Private) Limited.
"Temasek Group"	:	Temasek and its associates.
"S$"** or **"$"	:	Singapore dollars.
"US$"	:	United States of America dollars.

The terms "**Depositor**", "**Depository Agent**" and "**Depository Register**" shall have the meanings ascribed to them respectively in Section 130A of the Companies Act.

Words importing the singular shall, where applicable, include the plural and *vice versa*. Words importing the masculine gender shall, where applicable, include the feminine and neuter genders. References to persons shall include corporations.

Any reference in this Appendix 2 to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act or any statutory modification thereof and not otherwise defined in this Appendix 2 shall have the same meaning assigned to it under the Companies Act or any statutory modification thereof, as the case may be.

The headings in this Appendix 2 are inserted for convenience only and shall be ignored in construing this Appendix 2.

Any reference to a time of day in this Appendix 2 is made by reference to Singapore time unless otherwise stated.

Any discrepancies in the tables in this Appendix 2 between the listed amounts and the totals thereof are due to rounding.

NEPTUNE ORIENT LINES LIMITED

(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

1. Introduction

1.1 Shareholders had approved certain modifications to, and the renewal of, the Mandate for Interested Person Transactions at the Annual General Meeting of the Company held on 19 April 2006. Particulars of the Mandate were set out in the Appendix to the Company's 2005 Annual Report.

The Mandate was expressed to take effect until the conclusion of the next Annual General Meeting of the Company, being the AGM which is scheduled to be held on 18 April 2007. Accordingly, the Directors propose that the Mandate be renewed at the AGM, to take effect until the next Annual General Meeting of the Company. The particulars of the Interested Persons Transactions in respect of which the Mandate is sought to be renewed remain unchanged.

1.2 The purpose of this Appendix 2, to be circulated to Shareholders together with the Company's 2006 Annual Report, is to provide Shareholders with information on, and to explain the rationale for, the proposed renewal of the Mandate to be tabled at the AGM. Details of the Mandate, including the rationale for and the benefits to the Company, the review procedures for determining transaction prices with its Interested Persons and other general information relating to Chapter 9 of the Listing Manual, are set out in paragraphs 3 to 8 below.

2. Confirmation by Audit Committee

The Audit Committee confirms that:

(a) the methods and procedures for determining the transaction prices under the Mandate have not changed since the Annual General Meeting of the Company held on 19 April 2006; and

(b) the methods and procedures referred to in sub-paragraph (a) above are sufficient to ensure that the transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders.

3. The Shareholders' Mandate

3.1 Chapter 9 of the Listing Manual governs transactions entered into by a listed company, as well as transactions entered into by its subsidiaries and associated companies that are considered to be at risk, with the listed company's interested persons. The purpose is to guard against the risk that interested persons could influence the listed company, its subsidiaries or associated companies to enter into transactions with interested persons that may adversely affect the interests of the listed company or its shareholders.

3.2 In accordance with Chapter 9 of the Listing Manual, the listed company is required to make an immediate announcement of, or to make an immediate announcement and seek its shareholders' approval for, an interested person transaction if the value of that transaction alone or on aggregation with other transactions conducted with the same interested person during the financial year reaches, or exceeds, certain materiality thresholds.

3.3 Except for certain transactions which, by reason of the nature of such transactions, are not considered to put the listed company at risk to its interested persons and hence are excluded from the ambit of Chapter 9 of the Listing Manual, immediate announcement and shareholders' approval would be required in respect of transactions with interested persons if certain financial thresholds (which are based on the value of the transaction as compared with the listed company's latest audited consolidated NTA) are reached or exceeded. In particular, shareholders' approval is required for an interested person transaction of a value equal to, or exceeds:

(a) 5% of the group's latest audited consolidated NTA; or

(b) 5% of the group's latest audited consolidated NTA, when aggregated with other transactions entered into with the same interested person (as defined under Chapter 9 of the Listing Manual) during the same financial year. However, a transaction which has been approved by shareholders, or is the subject of aggregation with another transaction that has been approved by shareholders, need not be included in any subsequent aggregation.

However, the above does not apply to any transaction below S$100,000.

3.4 In relation to NOL, for the purposes of Chapter 9 of the Listing Manual, 5% of the latest audited consolidated NTA of the NOL Group would be approximately US$101 million. This is computed based on the latest audited consolidated NTA of the NOL Group for the financial year ended 29 December 2006 of approximately US$2,018 million.

3.5 Chapter 9 of the Listing Manual permits a listed company, however, to seek a general mandate from its shareholders for recurrent transactions of a revenue or trading nature or those necessary for its day-to-day operations, such as the purchase and sale of supplies and materials or services (but not in respect of the purchase or sale of assets, undertakings or businesses) that may be carried out with the listed company's interested persons.

3.6 Under the Listing Manual:

(a) an "**entity at risk**" means:

(1) the listed company;

(2) a subsidiary of the listed company that is not listed on the SGX-ST or an approved exchange; or

(3) an associated company of the listed company that is not listed on the SGX-ST or an approved exchange, provided that the listed company and/or its subsidiaries (the "**listed group**"), or the listed group and its interested person(s), has control over the associated company;

(b) an "**interested person**" means a director, chief executive officer or controlling shareholder of the listed company or an associate of such director, chief executive officer or controlling shareholder;

(c) an "**associate**" in relation to an interested person who is a director, chief executive officer or controlling shareholder includes an immediate family member (that is, the spouse, child, adopted-child, step-child, sibling or parent) of such director, chief executive officer or controlling shareholder, the trustees of any trust of which the director/his immediate family, the chief executive officer/his immediate family or controlling shareholder/his immediate family is a beneficiary or, in the case of a discretionary trust, is a discretionary object, and any company in which the director/his immediate family, the chief executive officer/his immediate family or controlling shareholder/his immediate family has or have an aggregate interest (directly or indirectly) of 30% or more, and, where a controlling shareholder is a corporation, its subsidiary or holding company or fellow subsidiary or a company in which it and/or they have (directly or indirectly) an interest of 30% or more;

(d) an "**approved exchange**" means a stock exchange that has rules which safeguard the interests of shareholders against interested person transactions according to similar principles to Chapter 9 of the Listing Manual;

(e) an "**interested person transaction**" means a transaction between an entity at risk and an interested person; and

(f) a "**transaction**" includes:

(1) the provision or receipt of financial assistance;

(2) the acquisition, disposal or leasing of assets;

(3) the provision or receipt of services;

(4) the issuance or subscription of securities;

(5) the granting of or being granted options; and

(6) the establishment of joint ventures or joint investments,

whether or not in the ordinary course of business, and whether or not entered into directly or indirectly.

4. Rationale for the Renewal of the Mandate

4.1 The principal activities of the NOL Group are:

(a) investment holding and the ownership and charter of shipping vessels and other related assets;

(b) the provision of supply chain management, warehousing, distribution and customer logistics solutions (by way of a global network of services spanning ocean, air and overland operations) to customers;

(c) participation in ventures related to the activities listed under (a) and (b) above; and

(d) the provision of other related and complementary services including ship management, engineering and repairs to customers.

The NOL Group also engages in other incidental activities such as the disposals of shipping vessels and related assets as well as non-core properties and assets from time to time.

4.2 It is envisaged that in the ordinary course of business, transactions between companies within the NOL Group and NOL's Interested Persons are likely to occur from time to time. Such transactions are as described in paragraph 7 below.

4.3 The Mandate is intended to facilitate transactions contemplated therein which are entered into in the ordinary course of business and which are transacted from time to time with the Interested Persons, provided that they are carried out at arm's length and on normal commercial terms and are not prejudicial to the interests of the NOL Group and its minority Shareholders.

5. Benefits to Shareholders

5.1 Due to the time-sensitive nature of commercial transactions, the obtaining of a general mandate pursuant to Chapter 9 of the Listing Manual will enable the NOL Group, in the ordinary course of its businesses, to enter into Interested Person Transactions set out in paragraph 7 below with the Interested Persons set out in paragraph 6 below, provided such Interested Person Transactions are made on normal commercial terms.

5.2 The Mandate and the renewal thereafter on an annual basis eliminates the need to convene separate general meetings from time to time to seek Shareholders' approval as and when the need to enter or renew the transactions with Interested Persons arises, thereby reducing substantially the administrative time and expense in convening such meetings, without compromising the corporate objectives and adversely affecting the business opportunities available to the NOL Group.

6. Classes of Interested Persons

6.1 The renewed Mandate will apply to the Interested Person Transactions (as described in paragraph 7 below) which are carried out with the Temasek Group, namely, Temasek and its associates.

6.2 Transactions with Interested Persons that do not fall within the ambit of the renewed Mandate shall be subject to the relevant provisions of Chapter 9 of the Listing Manual.

7. Scope of the Mandate and Interested Person Transactions

7.1 The types of Interested Person Transactions which are to be covered by the renewed Mandate relate to transactions for the provision or obtaining of products and services in the normal course of the EAR Group's business with the Temasek Group as set out below:

(a) ***Port-related Activities***

The products and services under this sub-category are:

(1) the obtaining of cargo and container handling services;

(2) the obtaining of docking, stevedoring, barge, tug boats and pilotage services;

(3) the obtaining of container maintenance and repair services;

(4) the obtaining of general depot, pre-trip inspections, storage services, and diesel;

(5) the obtaining of warehouse leasing services;

(6) the provision of inter-gateway and inter-terminal haulage services;

(7) the provision of container depot management services including container repair and storage; and

(8) the provision or the obtaining of such other products and/or services which are incidental to or in connection with the provision or obtaining of products and/or services in sub-paragraphs (1) to (7) above.

The transactions set out in sub-paragraphs (1) to (7) arise in the normal course of business of the EAR Group, while the transactions set out in sub-paragraph (8) will be those which are necessary for the day-to-day operations of the EAR Group.

(b) ***Ship-related Activities***

The products and services under this sub-category are:

(1) the obtaining of ship repair and maintenance services;

(2) the obtaining of ship-building services;

(3) the obtaining of marine-engineering-related services such as dry-docking and ship conversion services;

(4) the obtaining of ship leasing services;

(5) the provision of vessel chartering services;

(6) the provision of other ship-related services such as ship management, engineering, repairs, and blasting and painting of steel plates; and

(7) the provision or the obtaining of such other products and/or services which are incidental to or in connection with the provision or obtaining of products and/or services in sub-paragraphs (1) to (6) above.

The transactions set out in sub-paragraphs (1) to (6) arise in the normal course of business of the EAR Group, while the transactions set out in sub-paragraph (7) will be those which are necessary for the day-to-day operations of the EAR Group.

(c) ***Fuel-related Activities***

The products and services under this sub-category are:

(1) the obtaining or purchase of bunker fuel; and

(2) the provision or the obtaining of such other products and/or services which are incidental to or in connection with the provision or obtaining of products and/or services in sub-paragraph (1) above.

The transactions set out in sub-paragraph (1) arise in the normal course of business of the EAR Group, while the transactions set out in sub-paragraph (2) will be those which are necessary for the day-to-day operations of the EAR Group.

(d) ***Other Activities***

The products and services under this sub-category are:

(1) the obtaining or the purchase of electronic and engineering equipment, security systems, material handling systems, computer systems, components and equipment, software licences and information technology services;

(2) the leasing and/or purchase of telecommunication equipment and/or system;

(3) the leasing of premises and the obtaining of property maintenance services;

(4) the obtaining of management service;

(5) the obtaining of printing and publication products and services;

(6) the obtaining of transportation and logistics services;

(7) the obtaining of travel-related services, including travel agency service;

(8) the obtaining or the purchase of oil and fuel (excluding bunker fuel) and related services;

(9) the provision of global cargo transportation services;

(10) the provision of supply chain management, consolidation/deconsolidation, warehousing, distribution, and customer logistics solutions; and

(11) the provision or the obtaining of such other products and/or services which are incidental to or in connection with the provision or obtaining of products and/or services in sub-paragraphs (1) to (10) above.

The transactions set out in sub-paragraphs (1) to (10) arise in the normal course of business of the EAR Group, while the transactions set out in sub-paragraph (11) will be those which are necessary for the day-to-day operations of the EAR Group.

7.2 The renewed Mandate will not cover any transactions by a company in the EAR Group with an Interested Person that is below S$100,000 in value as the threshold and aggregation requirements of Chapter 9 of the Listing Manual would not apply to such transactions.

7.3 The EAR Group will benefit from having access to competitive quotes from different companies in the different industries within the Temasek Group, in addition to obtaining quotes from, or transacting with, non-Interested Persons.

7.4 Transactions with Interested Persons that do not fall within the ambit of the renewed Mandate will be subject to the provisions of Chapter 9 of the Listing Manual and/or other applicable provisions of the Listing Manual.

8. Review Procedures for Interested Person Transactions

8.1 The Company has in place an internal control system to ensure that transactions with Interested Persons are made on commercial terms, supported by independent valuation where appropriate, and consistent with the EAR Group's usual policies and practices.

8.2 The internal control systems include the following guidelines:

(a) ***Obtaining of Services or Purchases of Products***

(1) all contracts entered into or transactions with Interested Persons are to be carried out by obtaining at least 2 quotations (wherever possible or available) prior to the entry into such transactions, in order to determine whether the price and the terms offered by the Interested Person are comparable to those offered by unrelated third parties for the same or substantially similar specifications and services;

(2) where there are publicly available rates for the services or goods provided by the Interested Person, the EAR Group will seek to negotiate better rates to ensure that the terms and rates provided by Interested Persons are no less favourable than the usual commercial terms provided by unrelated third parties (including, where applicable, preferential rates/prices/discounts accorded to corporate customers or for bulk purchases) or otherwise in accordance with applicable industry norms;

(3) in the event that such competitive quotations or publicly available rates cannot be obtained (for instance, if there are no unrelated third party vendors of similar products or services, or if the product is a proprietary item), the senior management staff of the relevant company in the EAR Group (with no interest, direct or indirect in the transaction), will determine whether the price and terms offered by the Interested Person are fair and reasonable; and

(4) in evaluating the terms offered by Interested Persons for such services or products, factors such as, but not limited to, quantity, volume, consumption, customer requirements, specifications, duration of contract and strategic purposes of the transaction will be taken into account.

(b) ***Provision of Services or Sales of Products***

(1) all contracts entered into or transactions with Interested Persons are to be carried out at the prevailing market rates or prices of the service or product providers, on terms which are no more favourable to the Interested Person than the usual commercial terms extended to unrelated third parties (including, where applicable, preferential rates/prices/discounts accorded to corporate customers or for bulk purchases) or otherwise in accordance with applicable industry norms;

(2) where the prevailing market rates or prices are not available due to the nature of service to be provided or the product to be sold, the EAR Group's pricing for such services to be provided or products to be sold to Interested Persons is determined in accordance with the EAR Group's usual business practices and pricing policies, consistent with the usual margin to be obtained by the EAR Group for the same or substantially similar type of contract or transaction with unrelated third parties; and

(3) in evaluating the terms to be offered to Interested Persons for such services or products, factors such as, but not limited to, quantity, volume, consumption, customer requirements, specifications, duration of contract and strategic purposes of the transaction will be taken into account.

8.3 In addition, the following review and approval procedures have been implemented:

(a) ***Approval Limits for Obtaining of Services or Purchases of Products***

(1) Transactions up to the equivalent of US$5 million require the approval of the respective line managers and finance managers with the appropriate limits of approval. Transactions above the equivalent of US$5 million and up to US$10 million require the approval of both the Group President & Chief Executive Officer and the Group Chief Financial Officer.

(2) Transactions above the equivalent of US$10 million and up to US$100 million require the approval of the NOL Exco or, in its absence, the NOL Board.

(3) Transactions above the equivalent of US$100 million require the approval of the NOL Board.

The NOL Board and/or the NOL Exco and/or the Group President & Chief Executive Officer (or such other senior executive designated in his place) may, as it/he deems fit, request for additional information pertaining to the transaction under review from independent sources or advisers, including the obtaining of valuations from independent professional valuers, if necessary.

(b) ***Guidelines for Provision of Products and Services***

Interested Person Transactions with a value in excess of 5% of the latest audited consolidated NTA of the NOL Group must be approved by the NOL Board prior to entry.

The NOL Board and/or the NOL Exco and/or the Group President & Chief Executive Officer (or such other senior executive designated in his place) may, as it/he deems fit, request for additional information pertaining to the transaction under review from independent sources or advisers.

(c) ***Abstention from Voting at NOL Board and/or NOL Exco Meeting***

Any member of the NOL Board and/or the NOL Exco, including any Executive Director who has an interest in a transaction, is required to abstain from participating in the review and approval process in relation to that transaction.

(d) ***Register***

The Company maintains a register of Transactions carried out with Interested Persons pursuant to the Mandate (recording the basis, including the quotations obtained to support such basis, on which they are entered into).

All Interested Person Transactions entered into in the relevant financial year pursuant to the Mandate, are reviewed by the Group's internal/external auditors pursuant to their annual audit plan.

(e) ***Periodic Reviews***

(1) The internal or external auditors shall, on a quarterly basis, carry out audit reviews on Interested Person Transactions and will report to the Audit Committee on their findings;

(2) The internal or external auditors shall, on an annual basis, carry out audit reviews to ascertain that the established guidelines and procedures for Interested Person Transactions are appropriate and have been complied with; and

(3) The Audit Committee shall review these internal/external audit reports on Interested Person Transactions.

8.4 Further, NOL's internal/external audit plan will incorporate a review of all transactions entered into in the relevant financial year pursuant to the Mandate.

8.5 If, on its review of the internal/external audit reports, the Audit Committee is of the view that the guidelines and review procedures as stated have become inappropriate or insufficient in view of changes to the nature of, or the manner in which, the business activities of the EAR Group are conducted, NOL will revert to Shareholders for a fresh mandate based on new guidelines and review procedures to ensure that the Interested Person Transactions will be at arm's length and on normal commercial basis.

9. Validity Period of the Mandate

The renewed Mandate will take effect from the passing of the Ordinary Resolution relating thereto, and will (unless revoked or varied by NOL in general meeting) continue in force until the next Annual General Meeting of NOL. Approval from Shareholders will be sought for the renewal of the Mandate at the next Annual General Meeting and at each subsequent Annual General Meeting of NOL, subject to satisfactory review by the Audit Committee of its continued application to the transactions with Interested Persons.

10. Disclosures

10.1 Under Chapter 9 of the Listing Manual, the aggregate value of transactions conducted with Interested Persons pursuant to the Mandate in force during the financial year must be disclosed in the NOL Group Annual Report of that financial year.

10.2 NOL will announce the aggregate value of transactions conducted with Interested Persons pursuant to the Mandate for the quarterly financial periods which NOL is required to report on pursuant to the Listing Manual and within the time frame required for the announcement of such report.

11. Audit Committee's Statements

11.1 The Audit Committee has reviewed the terms of the Mandate, and is satisfied that the review procedures for Interested Person Transactions, as well as the reviews to be made periodically by the Audit Committee (with internal/external audit assistance) in relation thereto, are sufficient to ensure that Interested Person Transactions will be made with the relevant class of Interested Persons in accordance with the EAR Group's normal commercial terms, and are hence not prejudicial to NOL and its minority Shareholders.

11.2 If, on its review of the internal/external audit reports, the Audit Committee is of the view that the established guidelines and procedures are not sufficient to ensure that the Interested Person Transactions will be on the EAR Group's normal commercial terms and will not be prejudicial to the interests of NOL and its minority Shareholders, NOL will revert to Shareholders for a fresh mandate based on new guidelines and procedures for transactions with Interested Persons.

12. Resolution 15

The full text of Resolution 15, being the Ordinary Resolution relating to the proposed renewal of the Mandate to be proposed at the AGM, is set out below:

"That for the purposes of Chapter 9 of the Listing Manual ("**Chapter 9**") of the Singapore Exchange Securities Trading Limited:

(a) approval be and is hereby given for the Company, its subsidiaries and associated companies that are entities at risk (as defined in Chapter 9), or any of them, to enter into any of the transactions falling within the types of Interested Person Transactions, particulars of which are set out in paragraph 7 of Appendix 2 to the 2006 Annual Report of the Company, with any party who is of the class of Interested Persons described in paragraph 6 therein, provided that such transactions are made on an arm's length basis and on normal commercial terms;

(b) such approval (the "**Mandate**") shall, unless revoked or varied by the Company in General Meeting, remain in force until the next Annual General Meeting of the Company; and

(c) the Directors and/or Company Secretary be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary or in the interest of the Company to give effect to the Mandate and/or this Resolution."

13. Directors' and Substantial Shareholder's Interests

13.1 As at the Latest Practicable Date, the Directors' interests in Shares as recorded in the Register of Directors' Shareholdings are as follows:

Director	Number of Shares				Number of Shares comprised in outstanding Options/Awards
	Direct Interest	%	Deemed Interest	%	
Cheng Wai Keung	1,250,000	0.086	–	–	255,000
Dr Friedbert Malt	40,000	0.003	–	–	127,000
Ang Kong Hua	40,000	0.003	–	–	127,000
Dr Thomas Held	–	–	–	–	–
Yasumasa Mizushima	–	–	–	–	95,000
James Connal Scotland Rankin	60,000	0.004	–	–	95,000
Robert Holland, Jr	77,000	0.005	–	–	95,000
Christopher Lau Loke Sam	–	–	–	–	95,000
Timothy Charles Harris	–	–	–	–	47,000
Peter Wagner	30,000	0.002	–	–	47,000
Bobby Chin Yoke Choong	–	–	16,851[1]	0.001	–
Simon Claude Israel	–	–	–	–	–
Tan Pheng Hock	–	–	–	–	–

Note:

(1) Bobby Chin Yoke Choong is deemed to be interested in the 16,851 Shares held by his spouse.

13.2 As at the Latest Practicable Date, the interests of the substantial Shareholder in Shares as recorded in the Register of Substantial Shareholders are as follows:

Substantial Shareholder	Number of Shares					
	Direct Interest	%	Deemed Interest	%	Total Interest	%
Temasek	383,465,362	26.27	612,043,970[1]	41.94	995,509,332	68.21

Note:

(1) Temasek is deemed to be interested in the 612,043,970 Shares held by its associated companies and subsidiaries.

14. Independent Directors' Recommendations

The Directors who are considered independent for the purposes of the proposed renewal of the Mandate are Dr Friedbert Malt, Ang Kong Hua, Yasumasa Mizushima, James Connal Scotland Rankin, Robert Holland, Jr, Christopher Lau Loke Sam, Timothy Charles Harris, Peter Wagner, Bobby Chin Yoke Choong and Tan Pheng Hock (the "**Independent Directors**").

The Independent Directors are of the view that the entry into the Interested Person Transactions (as described in paragraph 7 of this Appendix 2) with the Interested Persons (as described in paragraph 6 of this Appendix 2) in the ordinary course of its business is in the best interests of the Company.

The Independent Directors are of the opinion that the methods or procedures for determining the transaction prices are sufficient to ensure that the transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of NOL and its minority Shareholders. For the reasons as set out in paragraphs 4, 5 and 7.3 of this Appendix 2, the Independent Directors recommend that Shareholders vote in favour of Resolution 15, being the Ordinary Resolution relating to the proposed renewal of the Mandate to be proposed at the AGM.

The Independent Directors, in rendering their recommendation, have not had regard to the specific investment objectives, financial situation, tax position or unique needs and constraints of any Shareholder.

As different Shareholders have different investment objectives, the Independent Directors recommend that any individual Shareholder who may require specific advice in relation to his Shares should consult his stockbroker, bank manager, solicitor, accountant or other professional advisers.

15. Action to be Taken by Shareholders

15.1 Shareholders who are unable to attend the AGM and wish to appoint a proxy to attend and vote on their behalf, should complete, sign and return the Proxy Form accompanying the Notice of AGM in accordance with the instructions printed thereon as soon as possible and, in any event, so as to reach the registered office of the Company at 456 Alexandra Road #06-00, NOL Building, Singapore 119962 not later than 48 hours before the time fixed for the AGM. The completion and return of the Proxy Form by a Shareholder will not prevent him from attending and voting in person at the AGM in place of his proxy if he wishes to do so.

15.2 A Depositor shall not be regarded as a Shareholder entitled to attend the AGM and to speak and vote thereat unless his name appears on the Depository Register at least 48 hours before the time fixed for the AGM.

16. Abstention from Voting

16.1 Temasek and its associates will abstain from voting their Shares (if any) in respect of Resolution 15, being the Ordinary Resolution relating to the proposed renewal of the Mandate to be proposed at the AGM.

16.2 Mr Cheng Wai Keung, who is a member of the Temasek Advisory Panel, and Mr Simon Claude Israel, who is an executive director of Temasek, will abstain from voting their Shares (if any) in respect of Resolution 15, being the Ordinary Resolution relating to the proposed renewal of the Mandate to be proposed at the AGM. They will also decline to accept appointment as proxy for any Shareholder to vote in respect of Resolution 15, unless the Shareholder concerned shall have given instructions in the Proxy Form as to the manner in which his votes are to be cast in respect of Resolution 15.

17. Directors' Responsibility Statement

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Appendix 2 and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and the opinions expressed in this Appendix 2 are fair and accurate and that there are no material facts, the omission of which would make any statement in this Appendix 2 misleading.

18. Documents for Inspection

The Annual Report of the Company for the financial year ended 29 December 2006 is available for inspection at the registered office of the Company at 456 Alexandra Road #06-00, NOL Building, Singapore 119962 during normal business hours from the date of this Appendix 2 up to the date of the AGM.

NEPTUNE ORIENT LINES LIMITED

(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 38th Annual General Meeting of Neptune Orient Lines Limited (the "**Company**") will be held on Wednesday, 18 April 2007 at 11.00 a.m. at 456 Alexandra Road, #04-00 (Lecture Theatre), NOL Building, Singapore 119962, for the purpose of transacting the following businesses:

Ordinary Business

1. To receive and adopt the Directors' Report and Accounts for the financial year ended 29 December 2006 and the Auditors' Report thereon. — Resolution 1

2. To approve the declaration of a final tax exempt (one-tier) dividend of 4.00 Singapore cents per share for the financial year ended 29 December 2006. — Resolution 2

3. To approve payments to Non-Executive Directors of S$902,753 (FY2005: S$845,591). — Resolution 3

4. To re-elect the following Directors pursuant to:

   Article 97 of the Company's Articles of Association:
   (Directors due to retire by rotation and who are eligible for re-election)

   (a) Dr Friedbert Malt — Resolution 4
   (b) Mr James Connal Scotland Rankin — Resolution 5
   (c) Mr Robert Holland, Jr — Resolution 6

   [See Explanatory Note (i) for (a) to (c) above]

   Article 102 of the Company's Articles of Association:
   (Directors appointed to the Board after the date of the last Annual General Meeting and who are eligible for re-election)

   (d) Dr Thomas Held — Resolution 7
   (e) Mr Bobby Chin Yoke Choong — Resolution 8
   (f) Mr Simon Claude Israel — Resolution 9
   (g) Mr Tan Pheng Hock — Resolution 10

   [See Explanatory Note (i) for (d) to (g) above]

   Section 153(6) of the Companies Act, Cap. 50
   (Director who is of or over 70 years of age and who may be appointed/re-appointed or authorised to continue in office)

   (h) Mr Yasumasa Mizushima — Resolution 11
   (to hold office from the date of this Annual General Meeting until the next Annual General Meeting)

   [See Explanatory Note (i)]

5. To re-appoint Messrs Ernst & Young as the Company's Auditors and to authorise the Directors to fix their remuneration. — Resolution 12

   [See Explanatory Note (ii)]

Special Business

To consider and, if thought fit, passing with or without modifications, Resolutions relating to the following, each of which will be proposed as Ordinary Resolutions:

6.1 To approve the renewal of the mandate for Directors to allot and issue shares subject to limits.
[See Explanatory Note (iii)] Resolution 13

6.2 To approve the renewal of the share purchase mandate.
[See Explanatory Note (iv)] Resolution 14

6.3 To approve the renewal of the mandate for interested person transactions.
[See Explanatory Note (v)] Resolution 15

7. To transact any other ordinary business which may properly be transacted at an Annual General Meeting.

BY ORDER OF THE BOARD

Marjorie Wee/Wong Kim Wah (Ms)
Company Secretaries

2 April 2007, Singapore

Explanatory Notes:

(i) **Resolutions 4 to 11**
If re-elected, the respective Directors will remain as Members of the following Committees:

Name of Director	Committee
Dr Friedbert Malt*	Executive Committee Executive Resource & Compensation Committee
Mr James Connal Scotland Rankin*	Nominating Committee Executive Resource & Compensation Committee
Mr Robert Holland, Jr*	Audit Committee Enterprise Risk Management Committee
Dr Thomas Held	Executive Committee
Mr Bobby Chin Yoke Choong*	Audit Committee
Mr Simon Claude Israel	Executive Committee Enterprise Risk Management Committee
Mr Tan Pheng Hock*	Executive Resource & Compensation Committee
Mr Yasumasa Mizushima*	Executive Resource & Compensation Committee

* Independent Director

(ii) **Resolution 12** seeks to obtain shareholders' approval to re-appoint Messrs Ernst & Young as the Company's Auditors for Financial Year 2007 and to authorise the Directors to fix their remuneration.

(iii) **Resolution 13** seeks to authorise the Directors to issue shares and to make or grant instruments (such as warrants or debentures) convertible into shares, and to issue shares in pursuance of such instruments, up to a number not exceeding in total 50 per cent. of the issued shares in the capital of the Company, with an aggregate sub-limit of 20 per cent. for any issue of shares not made on a *pro rata* basis to existing shareholders. For the purpose of determining the aggregate number of shares that may be issued, the percentage of issued shares shall be based on the number of issued shares in the capital of the Company at the time that Resolution 13 is passed, after adjusting for (a) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that Resolution 13 is passed, and (b) any subsequent consolidation or subdivision of shares.

NEPTUNE ORIENT LINES LIMITED

(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

IMPORTANT

1. For investors who have used their CPF monies to buy shares in the capital of Neptune Orient Lines Limited, the 2006 Annual Report is forwarded to them at the request of their CPF Approved Nominees and is sent FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by such CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

PROXY FORM

I/We* ____ (Name)

of ____ (Address)

being a member/members of Neptune Orient Lines Limited (the "**Company**") hereby appoint the Chairman of the Meeting* and/or*:

Name	Address	NRIC/Passport Number	Proportion of Shareholdings (%)

and/or*

as my/our* proxy/proxies* to attend and to vote for me/us* on my/our* behalf and, if necessary, to demand a poll, at the Annual General Meeting of the Company to be held on 18 April 2007 at 456 Alexandra Road, #04-00 (Lecture Theatre), NOL Building, Singapore 119962 at 11.00 a.m. and at any adjournment thereof.

**Delete as appropriate*

(Please indicate with an "X" in the spaces provided whether you wish your vote(s) to be cast for or against the Ordinary Resolutions as set out or referred to in the Notice of Annual General Meeting. In the absence of specific directions, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Annual General Meeting.)

Resolution Number	Subject	For	Against
1	To receive and adopt the Directors' Report and Accounts for the financial year ended 29 December 2006 and the Auditors' Report thereon		
2	To approve the declaration of a final tax exempt (one-tier) dividend of 4.00 Singapore cents per share for the financial year ended 29 December 2006		
3	To approve payments to Non-Executive Directors of S$902,753		
4	To re-elect Dr Friedbert Malt as Director		
5	To re-elect Mr James Connal Scotland Rankin as Director		
6	To re-elect Mr Robert Holland, Jr as Director		
7	To re-elect Dr Thomas Held as Director		
8	To re-elect Mr Bobby Chin Yoke Choong as Director		
9	To re-elect Mr Simon Claude Israel as Director		
10	To re-elect Mr Tan Pheng Hock as Director		
11	To re-appoint Mr Yasumasa Mizushima as Director pursuant to Section 153(6) of the Companies Act, Cap. 50		
12	To re-appoint Messrs Ernst & Young as the Company's Auditors and to authorise the Directors to fix their remuneration		
13	To renew the mandate for Directors to allot and issue shares subject to limits		
14	To renew the share purchase mandate		
15	To renew the mandate for interested person transactions		
–	Any other business		

Dated this ____________ day of ____________ 2007

Total Number of Shares held

____
Signature(s) of Member(s) or Common Seal

IMPORTANT: PLEASE READ NOTES OVERLEAF

1. Please insert the total number of shares held by you. If you have shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of shares. If you have shares registered in your name in the Register of Members, you should insert that number of shares. If you have shares entered against your name in the Depository Register and shares registered in your name in the Register of Members, you should insert the aggregate number of shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the shares held by you.

2. A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him. A proxy need not be a member of the Company.

3. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4. The instrument appointing a proxy or proxies must be deposited at the registered office of the Company at 456 Alexandra Road #06-00, NOL Building, Singapore 119962 not less than 48 hours before the time appointed for the Annual General Meeting.

5. The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.

6. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Annual General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.

General:

The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of shares entered in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if the member, being the appointor, is not shown to have shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Annual General Meeting, as certified by The Central Depository (Pte) Limited to the Company.

NOL

Office of the Chairman

2 April 2007

Dear Shareholder

I am delighted to invite you, as a shareholder, to attend the 38th Annual General Meeting of Neptune Orient Lines Limited.

The meeting will be held on Wednesday, 18 April 2007 commencing at 11.00 a.m. at 456 Alexandra Road, #04-00 (Lecture Theatre), NOL Building, Singapore 119962. Registration desks will be open from 10.30 a.m. I suggest that you arrive early to minimise any delays.

Enclosed are:

- Your 2006 Annual Report, incorporating summary financial statements;
- A Notice of Annual General Meeting, which includes items relating to the election of Directors, whose biographical details are set out at pages 39 and 40 of the Annual Report;
- A proxy form, which is attached to the Notice of Annual General Meeting. If you do not intend to attend the meeting, you may complete this form to appoint a proxy or proxies (maximum of two) and arrange to deposit it at the registered office of the Company at 456 Alexandra Road, #06-00 NOL Building, Singapore 119962, not less than 48 hours prior to the time of the meeting;
- A document providing shareholders with information on, and explaining the rationale for, the proposed renewal of the Company's Share Purchase Mandate;
- A document providing shareholders with information on, and explaining the rationale for, the proposed renewal of the Shareholder's Mandate for Interested Person Transactions.

NOL's Annual Report for the 2006 financial year is a summary report which contains a review of the NOL Group, as well as a summary of the audited financial statements of the Company and the Group for the year ended 29 December 2006.

The full financial statements of the Company and the Group for the year ended 29 December 2006 are set out in a separate report called the Financial Report, which is available to all registered NOL shareholders at no cost upon request. Should you wish to receive a copy of the Financial Report, you may complete the attached Request Slip and return it to the Company.

Please note that all of the documents referenced above can be viewed and downloaded online at the Company's website: www.nol.com.sg.

I look forward to welcoming you to the meeting.

Yours sincerely

CHENG WAI KEUNG
CHAIRMAN

APL APL Logistics

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6371 5372 Fax: 65 6275 4363
www.nol.com.sg
Co. Reg. no.: 196800632D

END